Form 20-F
period 2018-12-31
Navios Maritime Containers L.P.
filed 2019-03-08
CIK 1707210

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-33811

Navios Maritime Containers L.P.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Marshall Islands

(Jurisdiction of incorporation or organization)

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Todd E. Mason

Thompson Hine LLP

335 Madison Ave.

New York, NY 10017

todd.mason@thompsonhine.com

(212) 908-3946

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 34,603,100 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐         Accelerated Filer  ☐         Non-Accelerated Filer  ☒         Emerging Growth Company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

FORWARD-LOOKING STATEMENTS

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Statements included in this annual report which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, the markets in which we operate, and our ability to make cash distributions or make common unit repurchases in the future as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	the favorable timing for acquisitions and chartering opportunities in the container shipping sector and our ability to take advantage of such opportunities;

•	the value of container shipping vessels;

•

our ability to identify container shipping vessels for acquisition at attractive prices, if at all, including the availability of distressed acquisition opportunities in the container shipping industry;

•	our ability to execute on a low-cost operating structure;

•	our ability to achieve a return on investment for and to pay cash distributions to our unit holders or make common unit repurchases from our unit holders;

•	the level of trade growth and recovery of charter rates and asset values in the container shipping industry;

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership shipping services;

•	any advantages resulting from our strategic focus on intermediate-size containerships;

•

our ability to leverage the scale, experience, reputation and relationships of Navios Maritime Holdings Inc. (“Navios Holdings”) and our manager, a wholly-owned subsidiary of Navios Holdings (the “Manager”) ;

•	our ability to maintain or develop new and existing customer relationships with existing charterers and new customers, including liner companies;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	future levels of distributions, as well as our distribution policy;

•	our current and future competitive strengths and business strategies and other plans and objectives for future operations;

•

our future operating and financial results, our ability to identify and consummate desirable fleet acquisitions, business strategy, areas of possible expansion and expected capital expenditure or operating expenses;

•

container shipping industry trends, including charter rates and vessel values and factors affecting vessel supply and demand as well as trends and conditions in the newbuilding markets and scrapping of vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including our estimated adjusted cash flow;

•	the loss of any customer or charter or vessel;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification, security and customs inspections;

•	significant changes in vessel performance, including increased equipment breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to maintain long-term relationships with major liner companies;

•	our ability to retain key executive officers and our Manager’s ability to attract and retain skilled employees;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	estimated future acquisition, maintenance and replacement expenditures;

•	future sales of our common units in the public market;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	our performance in safety, environmental and regulatory matters;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for container shipments, either globally or in particular regions;

•	changes in the standard of service or the ability of our Manager to be approved as required;

•

increases in costs and expenses, including but not limited to, crew wages, insurance, technical maintenance costs, spares, stores and supplies, charter brokerage commissions on gross voyage revenues and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•

the changes to the regulatory requirements applicable to the shipping and container transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unit holders;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels; and

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.”

The forward-looking statements, contained in this annual report, are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.

The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any such factor, or combination of such factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical consolidated financial data giving retroactive effect to our conversion from a corporation to a limited partnership described in Note 1 to our consolidated financial statements included herein. The selected historical financial data as of December 31, 2018 and 2017, for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 have been derived from the audited consolidated financial statements of Navios Maritime Containers L.P. (sometimes referred to as “Navios Containers”, the “Company”, “we” or “us”) included elsewhere in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

Because we were formed in April 2017, we compare the operating results of the year ended December 31, 2018 with the period from April 28, 2017 (date of inception) to December 31, 2017. We do not have financial results for any historical period that is comparable to the results of our operations for the period from April 28, 2017 (date of inception) to December 31, 2017.

All references to our common units and per unit data included in the selected historical financial data below have been retrospectively adjusted to reflect the conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers in connection with the conversion of Navios Maritime Containers Inc. into Navios Containers.

(in thousands of U.S. dollars, except for unit and per unit data)	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Statement of Income Data:
Revenue	$133,921	$39,188
Time charter and voyage expenses	(4,178)	(1,257)
Direct vessel expenses	(1,314)	(672)
Management fees (entirely through related parties transactions)	(53,772)	(16,488)
General and administrative expenses	(7,413)	(2,262)
Listing transaction-related expenses	(4,990)	—
Depreciation and amortization	(38,552)	(13,578)
Interest expense and finance cost	(11,785)	(2,293)
Interest income	90	25
Other income	1,017	7
Other expense	(324)	(32)

Net income	$12,700	$2,638

Net earnings per common unit, basic and diluted	$0.38	$0.14
Weighted average number of common units, basic and diluted	33,527,135	18,371,855

(in thousands of U.S. dollars)	December 31, 2018	December 31, 2017
Balance Sheet Data (at period end):
Total current assets	$25,137	$21,371
Vessels, net	342,693	177,597
Total assets	413,527	266,811
Total current liabilities	47,384	49,559
Long-term financial liability, net of current portion	78,100	—
Long-term debt, net of current portion	105,570	76,534
Total partners’ capital	$182,473	$140,718

(in thousands of U.S. dollars)	Year Ended December 31, 2018		Period from April 28, 2017 (date of inception) to December 31, 2017
Cash Flow Data:
Net Cash Provided by Operating Activities	$47,509		$2,623
Net Cash Used in Investing Activities	$(170,503)		$(249,227)
Net Cash Provided by Financing Activities	$127,385		$261,105
Increase in cash and cash equivalents and restricted cash as applicable	$4,391	(1)	$14,501	(1)

Other Financial and Operating Data:

(in thousands of U.S dollars except days and per day TCE)	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
EBITDA(2)	$64,262	$18,709
Available days(3)	8,442	2,411
Time Charter Equivalent (TCE) per day(4)	15,369	15,730

(1)	From January 1, 2018, reflects the adoption of ASU 2016-18.
(2)

EBITDA is a non-GAAP financial measure. For a reconciliation of EBITDA from net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure, see “Item 5. Operating and Financial Review and Prospects—Reconciliation of EBITDA from Net Cash Provided by Operating Activities.”

(3)

Available days for the fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs or repairs under guarantee, vessel upgrades, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(4)	TCE is defined as revenues less time charter and voyage expenses during a relevant period divided by the number of available days during the period.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this Annual Report and in documents incorporated by reference in this Annual Report when evaluating an investment in our securities.

If any of the following risks actually occur, our business, financial condition, cash flows or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

Our profitability and growth depends upon world and regional demand for chartering containerships, and weakness in the global economy may impede our ability to generate cash flows, maintain liquidity and continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a $/day per TEU weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2018, the Containership Timecharter Rate Index stood at 54 points, peaked at 68 as of the end of June 2018 and then fell to 50 at the end of January 2019.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2017. From 2009 to 2011, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. More recently, since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route at a time of increased vessel supply, has resulted in the highest annual scrapping on record. The oversupply in our market continued to prevent any significant rise in time charter rates for both short-term and long-term periods. Additional orders for large and very large containerships have been placed since 2014, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of containerships slowed significantly in 2016 and 2017. Since the middle of 2016, as economic growth returned to world markets and in combination with continued scrapping, time charter rates rose and have remained above their 2016 lows.

The continuation of this containership oversupply or any declines in container freight rates could negatively affect the liner companies to which we seek to charter our containerships. The decline in the containership market has affected the major liner companies and the value of container vessels, which follow the trends of freight rates and containership charter rates, and can affect the earnings on our charters, and similarly, our cash flows and liquidity. The decline in the containership charter market has had, and may continue to have, additional adverse consequences for the container industry, including a less active secondhand market for the sale of vessels and charterers not performing under, or requesting modifications of, existing time charters. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for containership capacity include:

•	global and regional economic conditions;

•	developments in international trade, including the effects of currency exchange rate changes;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials, semi-finished goods or products transported by containerships;

•	the distance containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate containership capacity on routes;

•	armed conflicts and terrorist activities, including piracy;

•

political, environmental and other regulatory developments, including but not limited to, governmental macroeconomic policy changes, import and export restrictions, central bank policies and pollution conventions or protocols;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The factors that influence the supply of containership capacity include:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;

•	the number of newbuilding deliveries;

•	vessel casualties;

•

changes in environmental and other regulations and standards (including IMO rules requiring a reduction in the use of high sulphur fuels and the fitting of additional ballast water treatment systems) that limit the profitability, operations or useful lives of vessels;

•	the availability of shipyard capacity;

•	the price of steel, fuel and other raw materials; and

•	the economics of slow steaming.

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any replacement or new time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire or when we are otherwise seeking new charters, we may be forced to charter our containerships at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or any future distribution or make our earnings volatile.

An oversupply of containership capacity may depress charter rates, as has happened in the past, or prolong the period of depressed charter rates, and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61.3% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet from 20.8% in August 2015 to an all-time low of 11.8% in September 2018 and stood at 12.8% in February 2019. The orderbook remains significantly skewed towards vessels over 8,000 TEU. An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress the current low charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

The market value of our vessels, which has declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels. Additionally, if vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership vessel values remain below historical averages and may continue to remain at low, or lower, levels for a prolonged period of time and can fluctuate significantly over time due to a number of different factors. The factors that influence vessel values include:

•	the number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	the number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	types and sizes of vessels;

•	the development of an increase in use of other modes of transportation;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	the cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	the availability of financing, or lack thereof, for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	general economic and market conditions affecting the shipping industry; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market value of our owned vessels decreases, we may be required to record an impairment charge in our financial statements that, among other things, could cause us to breach covenants contained in our credit facilities, which could adversely affect our results of operations. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of a vessel at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Weak economic conditions throughout the world, particularly the Asia Pacific region, renewed terrorist activity, the growing refugee crises and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like fiscal fragility in advanced economies, high sovereign and private debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in Syria, renewed terrorist attacks around the world and the emergence of populist and protectionist political movements in advanced economies.

Concerns regarding new terrorist threats from groups in Europe and the growing refugee crisis may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of the introduction of impediments to trade within the European Union member countries in response to increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China in containerized form. Any moves by either the United States or the European Union to levy additional tariffs on imported goods carried in containers as part of protectionist measures or otherwise could decrease container shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world, such as the attacks on the United States on September 11, 2001 or more recently in Paris and London, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing refugee crisis in the European Union, the continuing war in Syria and advances of ISIS and other terrorist organizations in the Middle East, conflicts in Iraq, general political unrest in Ukraine, and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows and cash available for distributions to our unit holders and repurchases of common units.

Further, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our Manager located in Greece.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Weaknesses in demand for container shipping services and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect would place our liner company customers under financial pressure. Any declines in demand could result in worsening financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time-to-time, we may need to re-charter vessels coming off of charter more frequently than some of our competitors, which may have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

In addition to charter parties, we may, among other things, enter into contracts for the sale or purchase of secondhand containerships or, in the future, shipbuilding contracts for newbuildings, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

A limited number of customers operating in a consolidating industry comprise a large part of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.

Our customers in the containership sector consist of a limited number of liner companies. For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines represented 30.5% and 25.7% of our total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer, Mitsui O.S.K. Lines represented 71.0% of our total revenues. The tough economic conditions faced by liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and are also resulting in consolidation among liner companies. The number of leading liner companies which are our client base may continue to shrink and we may depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. If any of these customers terminate its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unit holders and repurchases of common units. See “Business—Our Customers.”

Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charters, for which we will face substantial competition from new entrants and established companies with significant resources.

One of our principal objectives is to acquire additional containerships in conjunction with entering into long-term, fixed-rate charters for these vessels. The process of obtaining new fixed-rate charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.

We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuilding vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation among liner companies and the creation of alliances among liner companies have increased their negotiation power. As a result of these factors, we may be unable to charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Due to our lack of diversification, adverse developments in the container shipping industry could reduce our ability to service our debt obligations and make distributions to our unit holders and repurchases of common units.

We rely exclusively on the cash flow generated from charters for our containerships and our fleet is focused on a limited size and type of vessel. Including the two containerships which we expect to take delivery of in the first half of 2019, 25 of the 30 containerships we will own will be between 3,450 TEU and 4,730 TEU. The number of vessels with 10,000 or more TEU capacity has increased substantially since 2006, and as of February 1, 2019, vessels over 10,000 TEU account for 33% of the world containership fleet in terms of fleet capacity, while vessels above 13,300 TEU represent 25% of fleet capacity. Based on containership order data, we expect the increase in containership vessel capacity will continue. Due to the current evolution to larger vessels there can be adjustments to trade patterns, particularly on the main trade lanes, as smaller replaced ships may cascade down to secondary trade lanes, as long as there is sufficient demand and the physical infrastructure is in place to accommodate them. Therefore, the development of large ships not only impacts the trade lanes in which these ships are used, but the entire maritime containerized transport chain as well. As a result, we cannot assure you that we will be able to successfully renew the charters for our size vessels at favorable rates, if at all, which may have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.

In addition, under the Omnibus Agreement, we have agreed that we will own and operate only containerships. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair our ability to service debt or make distributions to our unit holders and repurchases of common units.

We currently have a majority of our vessels on short-term and medium-term charters and we expect to continue to charter a portion of our fleet on short-term to medium-term charters in the future. As a result, the charter rates we obtain are less predictable than rates we would capture under longer-term charters, which may have an adverse impact on our growth. The current time charters for 21 of our 30 containerships, including the two containerships of which we expect to take delivery in the first half of 2019, will expire before the end of 2019. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. The current economic conditions have reduced the demand for long-term time charters while the supply of containerships has increased due to newbuilding deliveries and the ongoing consolidation among liner companies. In addition, even if a short-term time charter is secured it may be at unprofitable rates and may not be continuous, leaving the vessels idle for some days in between charters. If there is a downward trend in the market, we expect to have difficulty entering into multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. We would then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or re-finance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a prolonged period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. The United Kingdom recently resolved to leave the European Union, and it is not yet clear how it plans to approach international trade with the European Union and other trade partners. In the United States, the current administration has created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The U.S. presidential administration has stated that it rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The U.S. administration has indicated that it may resort to aggressive tactics, such as the imposition of punitive tariffs, in order to secure achieve these goals.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries such as China and Mexico, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region, including China, to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, while there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform in China, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

In China, trade protectionism may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Many of our vessels regularly call to ports in China and we have entered into a sale and leaseback transaction in respect of 14 of our vessels with a Chinese financial institution. Although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

We may be unable to obtain additional debt financing for future acquisitions of vessels and to fund payments in respect of any newbuilding orders that we may place in the future.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends in part on charter hire rates and the creditworthiness of our charterers. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of long-term employment of our ships may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Our credit facilities or other financing arrangements contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our vessels.

Our credit facilities and other financing arrangements impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities and other financing arrangements generally limit our and our subsidiaries’ ability to, among other things:

•	incurring or guaranteeing indebtedness;

•	entering into affiliate transactions other than on arm’s length terms;

•	charging, pledging or encumbering our vessels;

•	changing the flag, class, management or ownership of our vessels;

•	acquiring any vessel or permitting any guarantor to acquire any further assets or make investments;

•	purchasing or otherwise acquiring for value any units of our capital;

•	declaring or paying any distributions; or

•	permitting any guarantor to form or acquire any subsidiaries.

Our credit facilities and other financing arrangements also require that our vessels comply with the ISM Code and ISPS Code and maintain safety management certificates and documents of compliance at all times. Additionally, our credit facilities and other financing arrangements require compliance with certain financial covenants, including maintenance covenants, such as loan-to-value ratio, minimum liquidity, net worth and ratio of liabilities-to-assets, as defined in the agreements governing our credit facilities. In addition, it is a requirement under our credit facilities that Navios Holdings, Navios Maritime Partners L.P. (“Navios Partners”), Angeliki Frangou and their respective affiliates collectively own at least 20% of us. As of December 31, 2018, Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own approximately 37.2% of us.

A failure to meet our payment and other obligations could lead to defaults under our credit facilities other financing arrangements. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Cash Sources and Uses.”

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

As of December 31, 2018, we had outstanding indebtedness of approximately $222.6 million. For additional information, see “Liquidity and Capital Resources”. We also expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities, distributions to our unit holders and repurchases of common units;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing distributions and repurchases of common units, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

In the future, we may change our operational and financial model by replacing amortizing debt in favor of non-amortizing debt with a higher fixed or floating rate without unit holder approval, which may increase our risk of defaulting on our indebtedness if market conditions become unfavorable.

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to outstanding debt.

Our outstanding debt bears interest rates in relation to LIBOR. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether or not LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate our credit agreements that utilize LIBOR as a factor in determining the interest rate.

We may have difficulty properly managing our growth through acquisitions of secondhand, or potentially new vessels, and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to make distributions to our unit holders and repurchases of common units.

We intend to grow our business through selective acquisitions of quality secondhand vessels to the extent that they are available and may order newbuilding vessels in the future. Our future growth will primarily depend on:

•	the availability of employment for our vessels;

•	locating and identifying suitable quality secondhand vessels;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	continuing to meet technical and safety performance standards;

•	managing significant acquisitions and integrating newly acquired vessels into our fleet;

•	the potential to identify and enter into shipbuilding contracts at acceptable prices; and

•	the operations of the shipyards that build any newbuilding vessels that we may order in the future and any delays in delivery that may arise as a result.

Vessel values are correlated with charter rates. During periods in which charter rates are high, vessel values are generally high as well, and it may be difficult to consummate ship acquisitions or potentially enter into shipbuilding contracts in the future at favorable prices. During periods in which charter rates are low and employment is scarce, vessel values are low and any vessel acquired without time charter attached will automatically incur additional expenses to operate, insure, maintain and finance the vessel thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuilding vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to make distributions to our unit holders and repurchases of common units.

Additionally, if the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations, which would materially and adversely affect our business, results of operations, financial condition and cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 30 containerships, including the two containerships which we expect to take delivery of in the first half of 2019, has an average age of 10.6 years. See “Business Overview— Our Fleet.” Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

As noted above, our fleet of 30 containerships, including the two containerships of which we expect to take delivery in the first half of 2019, has an average age of 10.6 years. In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage. See “Business Overview—Our Fleet.” We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

The Manager may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased crew and other vessel operating costs.

Acquiring and renewing time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in part on the Manager’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unit holders and repurchases of common units may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are not employed or are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	a natural or man-made event of force majeure;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.

Under some of our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, which is generally defined as a period of 90 or more consecutive off-hire days. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire.

As we do not maintain off-hire insurance except in cases of loss of hire up to a limited number of days due to war or piracy events any extended off-hire period could have a material adverse effect on our results of operations, cash flows and financial condition.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and acquire vessels, which may reduce the amount of cash for distributions to our unit holders and repurchases of common units.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our fleet, as well as to comply with environmental and safety regulations, may reduce or eliminate the amount of cash available for distribution to our unit holders and repurchases of common units.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions and repurchases of common units.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions and repurchases of common units depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation which regulates the payment of distributions. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or make distributions and repurchases of common units.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We depend on Navios Holdings and its affiliates to assist us in operating and expanding our business.

Pursuant to the Management Agreement between us and the Manager, an affiliate of our general partner, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Navios Holdings and its reputation and relationships in the shipping industry. If Navios Holdings suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions and repurchases of common units.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes vessel speed, fuel economy, loading and discharging speed and personnel required to operate. The potential introduction of remote controlled or autonomous vessels, which would significantly reduce or eliminate the costs of crew and victuals, could put our vessels at an efficiency disadvantage. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels upon expiration of their current charters and the resale value of our vessels could significantly decrease. This could adversely affect our revenues and cash flows, and our ability to service our debt or make distributions to our unit holders and repurchases of common units.

We are subject to various laws, regulations and conventions, including environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the International Maritime Organization (the “IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on

July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and the Baltic Sea as ECAs for NOx under Annex VI, which would take effect in January 2021. The U.S. Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% mass by mass (“m/m”) in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. In April 2018, the IMO’s Marine Environment Protection Committee (“MEPC”) further prohibited the carriage of non-compliant fuel after 2020, unless a ship is fitted with an equivalent arrangement to reduce emissions, such as a scrubber. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016.

Certain jurisdictions have adopted more stringent requirements. For instance, California has adopted more stringent low sulfur fuel requirements within California-regulated waters. Compliance with new emissions standards could require modifications to vessels or the use of more expensive fuel. While it is unclear how new emissions standards will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards may become less competitive.

In addition, the IMO, the United States and states within the United States have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention entered into force on September 8, 2017. As of February 11, 2019, the BWM Convention had 79 contracting states for 80.94% of world gross tonnage. New ships constructed after September 8, 2017 must comply on delivery with the BWM Convention. For vessels constructed prior to September 8, 2017, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the United States and states within the United States), will likely result in substantial compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. In the United States, the Vessel Incidental Discharge Act (“VIDA”) was signed into law on December 4, 2018, which requires the U.S. Coast Guard to address the regulation of discharges incidental to the normal operation of commercial vessels into navigable waters, including management of ballast water. This change is expected to result in a simplification of the current patch-work state of ballast water regulation in the United States, which is currently variably regulated by the U.S. Environmental Protection Agency and the various states.

The operation of vessels is also affected by the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive Safety Management System (the “SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (the “SEEMP”), which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to withdrawal of the permit to operate or manage the vessels, increased liability, decreased available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

International liability for oil pollution is governed in part by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the International Convention for Civil Liability for Oil Pollution

Damage (the “CLC”), which governs pollution from tankers. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of February 11, 2019, had 91 contracting states, representing 92.85% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The Bunker Convention also provides vessel owners a right to limit their liability, depending on the applicable national or international regime. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Though it has been several years since the 2010 Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”), such regulation may become even stricter because of the incident’s impact. In the United States, the Oil Pollution Act of 1990 (“OPA 90”) establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels. OPA 90 covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. The U.S. Congress has in the past considered bills to strengthen certain requirements of OPA 90; similar legislation may be introduced in the future. Further, under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws, investigation and cleanup requirements for threatened or actual releases of hazardous substances may be imposed upon owners and operators of vessels, on a joint and several basis, regardless of fault or the legality of the original activity that resulted in the release of hazardous substances.

In addition to potential liability under the federal OPA 90 and CERCLA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

In recent years, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the European Union has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the European Union adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide, methane, and nitrogen oxides. In the U.S., the United States Environmental Protection Agency (the “EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). The EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the SEEMP, outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At its 68th session (2015), the Marine Environmental Protection Committee (the “MEPC”) amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year. At the 72nd MEPC session (April 2018), the committee adopted the goal of reducing annual greenhouse gas emissions from ships by at least 50% by 2050 as compared to 2008 levels, which if implemented could significantly increase operational costs associated with equipment upgrades and fuel costs.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process, and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive greenhouse gas emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. In April 2018, the IMO’s MEPC adopted the initial strategy to reduce greenhouse gas emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely, as a pathway towards greenhouse gas emissions reduction consistent with the Paris Agreement’s temperature goals. The initial strategy is due to be revised and adopted by 2023.

On August 3, 2017, the U.S. formally submitted a notice of withdrawal from the Paris Agreement. Thus far, no other nations have withdrawn from the Paris Agreement, so it remains to be seen whether the withdrawal will significantly impact greenhouse gas developments moving forward. The United Nations’ Katowice Climate Change Conference occurred December 2-14, 2018. The key objective of the meeting was to begin adopting the implementation guidelines of the Paris Climate Change Agreement.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme (“ETS”) by adding vessels as ETS-regulated businesses required to report on carbon emissions and subject to a credit trading system for carbon allowances. A proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. On October 1, 2012, the EC announced that it would propose measures to monitor, verify and report on greenhouse- gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the European Union’s policy for reducing its overall greenhouse gas emissions. The first step proposed by the EC was an EU Regulation (as defined below) for an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

In February 2017, European Union member states met to consider independently regulating the shipping industry under the ETS. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, the European Union’s main decision making body, agreed that the European Union should act on shipping emissions by 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about shipping greenhouse gas emissions reductions before 2023 was met with industry push-back in many countries. Depending on how fast IMO and the European Union move on this issue, the ETS may result in additional compliance costs for our vessels.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (the “SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Starting January 1, 2016, the IMDG Code also included updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, or the IAEA, new marking requirements for “overpack” and “salvage” and updates to various individual packing requirements. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

The operation of containerships is also governed by the requirements set forth in the Code of Safe Practice for Cargo Stowage and Securing (the “CSS Code”). The accelerations acting on a ship in a seaway create forces on stowed cargo that can result in securing failures. The CSS Code requires shipowners and operators to comply with certain standards related to lashing equipment, inspection, labeling and use of terminology. During the meeting of the Sub-Committee on Carriage of Cargoes and Containers (the “CCC”) held in September 2018, potential draft amendments to the CSS Code were discussed related to weather-dependent lashing, which could potentially increase operational costs.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows, financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the vessel to the government of such jurisdiction.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely heavily on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures, which includes active monitoring, training, reporting and other activities designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers’ security measures, allowing an attacker access to proprietary information from our company including our employees’, customers’ and suppliers’ data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of our containerships are registered could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our containerships may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Other areas where piracy has affected shipping include the Indian Ocean, the Strait of

Malacca, the Arabian Sea, the Mozambique Channel and the Gulf of Guinea .Although both the frequency and success of attacks have diminished recently, we still consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may incur increased insurance premiums for “war risk” coverage or, if such insurance is unavailable, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions and repurchases of common units. Crew and security costs could also increase in such circumstances. Piracy not only increases our risk of loss of property and the cost of delay or detention, but it may also increase our risk of liability for death or personal injury. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and the price of our common units.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	unexpected closure of a particular port where our vessels conduct cargo operations or closure of a particular waterway through which our vessels routinely transit;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries, or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of containerships in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery and war risk insurance covering damage to our vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement containership in the event of a loss of a containership. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unit holders and repurchases of common units. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Our charterers may in the future engage in legally permitted trading in locations which may still be subject to sanctions or boycott. However, no vessels in our fleet have called on ports in sanctioned countries or countries designated as state sponsors of terrorism by the U.S. State Department, including Iran, Syria, or Sudan. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one containership in our fleet for claims relating to another of our containerships.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be inspected and approved by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys.

If any vessel does not maintain its class, it will lose its insurance coverage and be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to make distributions to our unit holders and repurchases of common units.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Iran

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S.persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, foreign owned or controlled subsidiaries, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA:

i. Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;

ii. Sanctions on Iran’s trade in gold or precious metals;

iii. Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;

iv. Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;

v. Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and

vi. Sanctions on Iran’s automotive sector.

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government will re-impose the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

i. Sanctions on Iran’s port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliates;

ii. Sanctions on petroleum-related transactions with, among others, the National Iranian Oil Company (NIOC), Naftiran Intertrade Company (NICO), and National Iranian Tanker Company (NITC), including the purchase of petroleum, petroleum products, or petrochemical products from Iran;

iii. Sanctions on transactions by foreign financial institutions with the Central Bank of Iran and designated Iranian financial institutions under Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (NDAA);

iv. Sanctions on the provision of specialized financial messaging services to the Central Bank of Iran and Iranian financial institutions described in Section 104(c)(2)(E)(ii) of the Comprehensive Iran Sanctions and Divestment Act of 2010 (CISADA);

v. Sanctions on the provision of underwriting services, insurance, or reinsurance; and

vi. Sanctions on Iran’s energy sector.

U.S. Iran sanctions also prohibit significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target.

EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

i. Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii. Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii. Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv. Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

The above EU sanctions activities can only be engaged if prior authorization (granted on a case-by-case basis) is obtained. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain Russian individuals and entities.

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of equity financing and loans to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The United States has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on trade with Crimea.

The U.S. has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the U.S. has imposed secondary sanctions relating to Russia’s energy export pipelines, investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to Petroleos de Venezuela, S.A. (PDVSA) and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo and related prohibitions and restrictions including restrictions related to internal repression. In particular,

On August 24, 2017, by executive order 13808, the Trump Administration Imposed Additional Sanctions With Respect to Situation in Venezuela. EO 13808 amended the Venezuela sanctions as follows:

1.	Expanded the definition of “Government of Venezuela” to include PDVSA (Section 3); and

2.	Added prohibitions on all transactions related to:

i.	New debt with a maturity of greater than 90 days of PDVSA;

ii.	New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PDVSA;

iii.	Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO’s effective date;

iv.	Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or

v.

Direct or indirect purchase by US persons or persons within the US of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

Additionally, all transactions related to, provision of financing for, and other dealings in, by a United States person or within the United States, any digital currency, digital coin, or digital token, that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018, are prohibited.

On January 25, 2019, Executive Order 13857 expanded the definition of “Government of Venezuela” to include persons that have acted, or have purported to act, on behalf of the Government of Venezuela, including members of the Maduro regime.

On January 28, 2019, the Department of the Treasury’s Office of Foreign Assets Control (i) designated PDVSA for operating in the oil sector of Venezuela and (ii) issued eight new General Licenses.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimise by the implementation of our corporate Sanctions policy and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

In addition, given our relationship with Navios Holdings and its affiliates, we cannot give any assurance that an adverse finding against Navios Holdings and/or its affiliates by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings and/or its affiliates will not have a material adverse impact on our business, reputation or the market price or trading of our common units.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

Risks Inherent in an Investment in Us

Navios Maritime Acquisition Inc. (“Navios Acquisition”), Navios Holdings and Navios Partners and their respective affiliates may compete with us.

Pursuant to the Omnibus Agreement that we entered into with Navios Acquisition, Navios Holdings and Navios Partners, Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire or own any containerships. The Omnibus Agreement also provides us with rights of first offer on containerships. The Omnibus Agreement, however, contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with us under specified circumstances which could materially harm our business.

Unit holders have limited voting rights and our partnership agreement restricts the voting rights of unit holders owning more than 4.9% of our common units.

Holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unit holders may only elect four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unit holders to call meetings or to acquire information about our operations, as well as other provisions limiting the unit holders’ ability to influence the manner or direction of management.

Unit holders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Our partnership agreement further restricts unit holders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unit holders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unit holders in excess of 4.9% will effectively be redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our general partner and its affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Following our conversion from a corporation to a limited partnership, Navios Holdings indirectly owns and controls our general partner and owns an approximately 3.7% limited partner interest in us. The limited partner interest is represented in units. The general partner unit, however, does not have the same economic rights as a common unit. The general partner unit will not entitle our general partner to participate in our distributions, profits or losses. The interests of Navios Partners or Navios Holdings may be different from your interests. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unit holders or deprive unit holders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unit holders may in some cases conflict with our interests and the interests of our other unit holders.

Further, certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates and as such they have fiduciary duties to Navios Holdings, Navios Acquisition and Navios Partners that may cause them to pursue business strategies that disproportionately benefit Navios Acquisition, Navios Partners, or Navios Holdings or which otherwise are not in the best interests of us or our unit holders. Conflicts of interest may arise between Navios Acquisition, Navios Partners, Navios Holdings and their affiliates, including our general partner on the one hand, and us and our unit holders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unit holders.

These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires our general partner or Navios Partners or Navios Holdings or their affiliates to pursue a business strategy that favors us or utilizes our assets, and Navios Partners’ and Navios Holdings’ officers and directors have a fiduciary duty to make decisions in the best interests of the unitholders of Navios Partners and stockholders of Navios Holdings, which may be contrary to our interests;

•

our general partner and our directors have limited liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while the remedies available to our unit holders are also restricted, and, as a result of purchasing common units, unit holders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•

either or both of our general partner and our board of directors are involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distributions to our unit holders and repurchases of common units;

•	our general partner is authorized to cause us to borrow funds in order to permit the payment of cash distributions and repurchases of common units;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•

our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

Our officers face conflicts in the allocation of their time to our business.

Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Partners, Navios Holdings and Navios Acquisition and their affiliates. Navios Partners, Navios Holdings and Navios Acquisition conduct substantial businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to affiliates of Navios Partners, Navios Holdings and Navios Acquisition. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to Navios Partners, Navios Holdings and Navios Acquisition and their affiliates. Based solely on the anticipated relative sizes of our fleet and the fleet owned by Navios Partners, Navios Holdings and Navios Acquisition and their affiliates over the next twelve months, we estimate that our officers may spend a substantial portion of their monthly business time dedicated to the business activities of Navios Partners, Navios Holdings and Navios Acquisition and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unit holders and restricts the remedies available to unit holders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unit holders. Decisions made by our general partner in its individual capacity will be made by its board of directors or members of its management. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unit holders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•

provides that neither our general partner nor our officers or our directors are liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

Fees and cost reimbursements, which the Manager determines for services provided to us, represent a significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions and repurchases of common units.

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Manager. We pay the Manager, a wholly-owned subsidiary of Navios Holdings, a commercial and technical management fee under the Management Agreement, as well as an administrative services fee under the Administrative Services Agreement. For the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 these fees amounted to $60.4 million, or 45.1%, and $18.4 million, or 46.9%, of our revenue for such period, respectively. Under the terms of our Management Agreement with the Manager, we will pay a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until June 2019 for technical and commercial management services provided to us by the Manager. This fixed daily fee covers all of our vessels’ operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining three years of the term of the Management Agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. The initial term of the Management Agreement expires in June 2022. The daily fee to be paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us as described in this annual report under “Related Party Transactions.” We expect that we will reimburse the Manager for all dry-docking expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees. All of the fees we are required to pay to the Manager under the Management Agreement will be payable to the Manager without regard to our financial condition or results of operations. In addition, the Manager will provide us with administrative services, including the services of our officers and directors, pursuant to an Administrative Services Agreement which has an initial term of five years, expiring in June 2022, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability. If we desire to terminate either of these agreements before its scheduled expiration, we must provide twelve months’ prior notice to the Manager. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay cash distributions and repurchases of common units to be materially and adversely affected.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unit holders are dissatisfied, they will be unable to remove our general partner without Navios Holdings’ consent, unless Navios Holdings’ ownership share in us is decreased; all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•

The vote of the holders of at least 75% of all outstanding common units voting is required to remove the general partner. As of December 31, 2018, Navios Holdings owns approximately 3.7% of the total number of common units.

•

Common unit holders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors. Currently, pursuant to our limited partnership agreement, all of our directors have been appointed by our general partner. At our first annual meeting, to be held later this year, four of our directors are expected to be elected by the unit holders.

•

Elections of the four directors elected by unit holders in subsequent annual meetings of unit holders after our first annual meeting will be staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•

A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unit holders may be removed from our board of directors at any time without cause only by the majority vote of the other members of our board and with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner.

•

Our partnership agreement contains provisions limiting the ability of unit holders to call meetings of unit holders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unit holders’ ability to influence the manner or direction of management.

•

Unit holders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unit holders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unit holders in excess of 4.9% will be effectively redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unit holder approval.

Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to, a third party without unit holder consent.

Our general partner may transfer its general partner interest to a third party without the consent of the unit holders. In addition, our partnership agreement does not restrict the ability of a member of our general partner from transferring its membership interests in our general partner to a third party. A different general partner may make decisions or operate our business in a manner that is different, and significantly less skilled and beneficial to the Company and that could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	our making of distributions and repurchases of common units;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common units or other securities;

•	investors’ perceptions of us and the international container shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

The containership sector of the shipping industry has been highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our securities may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our securities in spite of our operating performance. Consequently, you may not be able to sell our securities at prices equal to or greater than those at which you pay or paid.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner, our Chairman and CEO, Angeliki Frangou, or any of their current or future affiliates if an exemption from the registration requirements is not otherwise available or advisable. These registrations may be solely for sales of partnership securities by our general partner, Angeliki Frangou or any of their current or future affiliates, or may also register sales of partnership securities by us or, if we grant registration rights to any unitholder other than our general partner, Angeliki Frangou or any of their current or future affiliates, a third party. Following the conversion from a corporation to a limited partnership, Navios Holdings owns 1,263,276 of our outstanding common units and Navios Partners owns 11,592,276 of our outstanding common units. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unit holders could cause the price of our common units to decline. Further, the issuance from time to time of new common units in any equity offering, or the perception that such sales may occur, could have the effect of depressing the market price of our common units.

You may experience future dilution as a result of future equity offerings and other issuances of our common units or other securities.

In order to raise additional capital, we may in the future offer additional common units or other securities convertible into or exchangeable for our common units, including convertible debt. We cannot predict the size of future issuances or sales of our common units, including those made in connection with future acquisitions or capital activities, or the effect, if any, that such issuances or sales may have on the market price of our common units. The issuance and sale of substantial amounts of common units, or announcement that such issuance and sales may occur, could adversely affect the market price of our common units. In addition, we cannot assure you that we will be able to make future sales of our common units or other securities in any other offering at a price per unit that is equal to or greater than the price per unit paid by investors, and investors purchasing units or other securities in the future could have rights that are superior to existing unit holders. The issuance of additional common units could adversely impact the trading price of our common units.

We may issue additional equity securities and may do so without unit holder approval, which would dilute your ownership interests.

We may, without the approval of our unit holders, issue an unlimited number of additional units or other equity securities. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unit holders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each common unit and repurchases of common units may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions and repurchases of common units may be diminished or our financial leverage could increase or our unit holders could be diluted.

We cannot assure you that our board of directors will declare cash distributions or unit repurchases in the foreseeable future.

While we expect to make annual cash distribution and/or unit repurchases, our board of directors may not declare cash distributions or unit repurchases in the future. The declaration and payment of cash distributions or unit repurchases, if any, will always be subject to the discretion of our board of directors, restrictions contained in our credit facilities and the requirements of Marshall Islands law. The timing and amount of any cash distributions and unit repurchases declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The containership sector of the shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as cash distributions in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of cash distributions and repurchases of common units.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as cash distributions and repurchases of common units, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels primarily through debt financings and/or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for distributions and repurchases of common units.

Our general partner has a limited call right that may require our unit holders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates, including Navios Partners, own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unit holders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Unit holders may also incur a tax liability upon a sale of their units. Our general partner and its affiliates, including Navios Partners, own approximately 37.2% of our common units.

We can borrow money to make distributions and repurchases of common units, which would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make borrowings to make distributions and repurchases of common units. Accordingly, we can make distributions on all our units and repurchases of common units even though cash generated by our operations may not be sufficient to pay such distributions and repurchases. Any borrowings by us to make distributions and unit repurchases will reduce the amount of borrowings we can make for operating our business.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. In addition, our interest expense will increase, since initially our debt will bear interest at a floating rate, subject to any interest rate swaps we may enter into the future.

Unit holders may have liability to repay distributions.

Under some circumstances, unit holders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unit holders may have more difficulty in protecting their interests than would unit holders of a similarly organized limited partnership in the United States.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with Delaware law and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unit holders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unit holders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unit holders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Monaco. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for unit holders to bring an action against us or against these individuals in the United States if unit holders believe that their rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Monaco and of other jurisdictions may prevent or restrict unit holders from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

Unit holders may not have limited liability if a court finds that unit holder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, unit holders could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes- Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unit holders may be different than information provided by other public companies.

We have limited operating history as a U.S. publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as a publicly-traded company and may not be a reliable indicator of our future results.

Prior to December 10, 2018, the date on which our common units began trading on the Nasdaq Global Select Market, we were not responsible for the additional costs associated with being a U.S. publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our historical financial statements may not be indicative of our future performance as a publicly-traded company. We cannot assure you that our operating results will continue at a similar level when we are a publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this annual report.

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Company,” “Material U.S. Federal Income Tax Considerations” and “Marshall Islands Tax Considerations” for a more complete discussion of the expected material U.S. federal income tax and Marshall Islands tax considerations relating to us and the ownership and disposition of our common units.

We may be subject to taxes, which may reduce our cash available for distribution to our unit holders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we may be required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. Because our Manager is located in Greece, we will have to pay these duties.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unit holders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unit holders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, we believe that we will not be a PFIC for our current taxable year, and we expect that we will not become a PFIC with respect to any future taxable year. In this regard, we expect that all of the vessels in our fleet will be engaged in time chartering activities, and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service (the “IRS”), will accept our position. We express no belief regarding our PFIC status with respect to any U.S. Holder that acquired common units prior to the listing of the common units on the Nasdaq Global Select Market or any U.S. person that acquired common shares of Navios Maritime Containers Inc.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Internal Revenue Code (the “Code”), 50.0% of the gross transportation income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source international transportation income. U.S. source international transportation income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. source international transportation income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on certain assumptions, we intend to take the position that our common units will represent more than 50.0% of the total combined voting power of all classes of our equity interests entitled to vote and, therefore, that we will qualify for the statutory tax exemption under Section 883 of the Code, provided that our common units (i) represent more than 50.0% of the total value of all of our outstanding equity interests, (ii) satisfy certain listing and trading volume requirements, and (iii) are not subject to certain exceptions based on our common units being closely held. However, our position is based on certain assumptions regarding us, our units and the holders thereof, and there are factual circumstances, including some that may be beyond our control, which could cause us to fail to qualify for the benefit of this tax exemption. Furthermore, our board of directors or general partner could determine that it is in our best interests to take an action or actions that would result in this tax exemption not applying to us. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. We cannot give any assurance that we will qualify for this tax exemption for any taxable year or that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal income tax with respect to our gross U.S. source international transportation income or, if such U.S. source international transportation income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for any such taxable year or years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unit holders. See “Business—Taxation of the Company.”

We could be or become a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.

We believe that tax rules recently enacted by the Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a controlled foreign corporation (“CFC”) could cause Navios Containers to be (or to become in the future) a CFC for U.S. federal income tax purposes. Through downward attribution, U.S. subsidiaries of Navios Holdings and Navios Partners are treated as constructive owners of the equity interests of Navios Containers for purposes of determining whether Navios Containers is a CFC. If U.S. holders (including U.S. subsidiaries of Navios Holdings and Navios Partners, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Containers, own in the aggregate more than 50% of the equity of Navios Containers (by vote or value), in each case, directly, indirectly, or constructively, Navios Containers could be (or could become) a CFC.

U.S. holders who at all times own less than 10% of our equity should not be affected. However, if we are (or in the future were to become) a CFC, any U.S. holder owning 10% or more (by vote or value), directly, indirectly, or constructively (but not through downward attribution) of our equity could be subject to U.S. federal income tax in respect of a portion of our earnings. Any U.S. holder of Navios Containers that owns 10% or more (by vote or value), directly, indirectly, or constructively, of the equity of Navios Containers should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Containers being treated as a CFC. (see U.S. Federal Income Taxation of U.S. Holders – Controlled Foreign Corporation).

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unit holders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in such a manner that our unit holders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any particular country, including Greece, will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the Management Agreement and the Administrative Services Agreement we entered into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Item 4. Information on the Company

A. History and Development of the Company

Navios Maritime Containers Inc. was incorporated on April 28, 2017 under the laws of the Republic of the Marshall Islands and has its principal offices located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership named Navios Maritime Containers L.P. under the laws of the Republic of the Marshall Islands. Navios Maritime Containers L.P is a growth vehicle dedicated to the container sector of the maritime industry.

The issued common shares of Navios Maritime Containers Inc. were converted to common units at the conversion ratio of one common share of Navios Maritime Containers Inc. for one common unit of Navios Maritime Containers L.P.

As of December 31, 2018, Navios Maritime Containers L.P. had a total of 34,603,100 common units outstanding. Navios Partners held 11,592,276 common units representing 33.5% of the equity and Navios Holdings held 1,263,276 common units representing 3.7% of the equity of Navios Maritime Containers L.P.

The common units of Navios Maritime Containers L.P. commenced trading on the Nasdaq Global Select Market on December 10, 2018 under the ticker symbol “NMCI”.

The operations of Navios Maritime Containers L.P. are managed by a wholly-owned subsidiary of Navios Holdings, from its offices in Piraeus, Greece, Singapore and Monaco.

Equity Offerings and Issuances

2019

In March 2019, the Board of Directors authorized a unit repurchase program for up to $10.0 million of the Company’s common units over a one-year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Company’s management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of units of common equity and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of the date of this report, we have not yet purchased any units under this program.

2018

On March 13, 2018, Navios Maritime Containers Inc. closed a follow-on private placement and issued 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30.0 million. Navios Partners invested $14.5 million and received 2,629,095 shares and Navios Holdings invested $0.5 million and received 90,909 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

2017

On November 9, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 1,818,182 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On August 29, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On June 8, 2017, Navios Maritime Containers Inc. closed the initial private placement of 10,057,645 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.3 million. Navios Partners invested $30.0 million and received 59.7% of the equity, and Navios Holdings invested $5.0 million and received 9.9% of our equity. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

Upon the conversion of Navios Maritime Containers Inc. to a limited partnership, all of the warrants described above issued to Navios Partners and Navios Holdings expired.

Acquisitions of Vessels

2019

In January 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership will be financed with: (i) a loan of up to $31.8 million from a commercial bank; (ii) a $15.0 million credit by the seller for a period until December 31, 2019; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019.

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership will be financed with: (i) a loan of up to $31.8 million from a commercial bank; (ii) a $5.0 million credit by the seller for a period until January 2020; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019.

2018

On December 17, 2018, the Company purchased from an unrelated third party the Bermuda, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11.1 million (including $0.4 million capitalized expenses).

On December 7, 2018, the Company purchased from an unrelated third party the Bahamas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $13.4 million (including $0.5 million capitalized expenses).

On September 12, 2018, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Miami, a 2009-built 4,563 TEU containership, for an acquisition cost of approximately $14.1 million (including $0.2 million capitalized expenses).

On July 2, 2018, Navios Maritime Containers Inc. purchased from Navios Partners the YM Utmost and the Navios Unite (ex YM Unity), two 2006-built containerships of 8,204 TEU per vessel, for an acquisition cost of approximately $67.5 million (including $0.5 million capitalized expenses).

On May 30, 2018, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Unison, a 2010-built 10,000 TEU containership, for an acquisition cost of approximately $50.3 million (including $0.1 million capitalized expenses).

On March 14, 2018, Navios Maritime Containers Inc. purchased from an unrelated third party the Niledutch Okapi (ex Navios Dorado), a 2010-built 4,250 TEU containership, for an acquisition cost of approximately $11.9 million (including $0.2 million capitalized expenses).

2017

On December 28, 2017, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Felicitas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11.5 million (including $0.02 million capitalized expenses).

In December and November 2017, Navios Maritime Containers Inc. purchased from an unrelated third party the APL Denver, APL Los Angeles, APL Oakland and APL Atlanta, 2008-built 4,730 TEU containerships and the charter out contracts, for an acquisition cost of approximately $97.2 million (including $0.4 million capitalized expenses). Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition (see Note 7 to our consolidated financial statements included herein).

On November 9, 2017, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Tempo, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $10.3 million (including $0.1 million capitalized expenses).

On November 7, 2017, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Lapis, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $9.6 million (including $0.04 capitalized expenses).

On June 8, 2017, Navios Maritime Containers Inc. purchased from Navios Partners five containerships and the charter out contracts for a purchase price of $64.0 million, of which $40.0 million was financed through a private placement and the remaining consideration of $24.0 million was in the form of a seller’s credit. The acquisition of these five containerships was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition (see Note 7 to our consolidated financial statements included herein). The vessel acquisitions were treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost. The historical cost of the vessels was $32.4 million and the time charters of $26.7 million. The excess cash over the historical cost of the net assets acquired is a deemed distribution to controlling stockholder and is recorded in stockholders’ equity. These vessels were previously acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”) and were employed on charters with a net daily charter rate of $26,850 which expired in 2018 and early 2019. The working capital acquired for the five vessels was $0.6. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

During the third quarter of 2017, Navios Maritime Containers Inc. completed the acquisition of the nine additional containerships from Rickmers Trust for a purchase price of $54.0 million, of which $26.7 million was financed through the net proceeds under the bank loans and the remaining consideration of $27.3 million through available cash. Initial capitalized costs of $8.1 million were also incurred in connection with that acquisition.

B. Business Overview

Introduction

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management, while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses.

Our Fleet

As of March 6, 2019, Navios Containers owned a fleet of 30 vessels, including two containerships which we expect to take delivery of in the first half of 2019, totaling 152,821 TEU and an average age of 10.6 years, which is below the current industry average of about 12.4 years as of the beginning of February 2019, according to industry data. Our fleet includes three 3,450 TEU containerships, 22 containerships between 4,250 TEU and 4,730 TEU and five containerships between 8,200 TEU and 10,000 TEU. As of March 6, 2019, we had contracts covering 55.9% and 21.1% of available days for the remainder of 2019 and for 2020, respectively.

The following table provides summary information about our fleet as of March 6, 2019:

Owned Vessels	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
Navios Summer(3)	3,450	2006	September 2019	$10,780
Navios Verano(3)	3,450	2006	March 2019	$12,127
Navios Spring(3)	3,450	2007	March 2019	$8,493
Navios Vermilion(3)	4,250	2007	May 2019	$8,001
Navios Indigo(3)	4,250	2007	April 2019	$10,010
Navios Amaranth(3)	4,250	2007	September 2019	$8,037
Navios Amarillo(3)	4,250	2007	June 2019	$12,545
Navios Verde(3)	4,250	2007	March 2019	$8,394
Navios Azure(3)	4,250	2007	May 2019	$10,369
Navios Domino (ex MOL Dominance)(3)	4,250	2008	August 2019	$7,980
Navios Dedication (ex MOL Dedication)(3)	4,250	2008	August 2019	$7,980
Navios Delight (ex MOL Delight)(3)	4,250	2008	May 2019	$8,394
Navios Destiny (ex MOL Destiny)(3)	4,250	2009	June 2019	$8,001
Navios Devotion (ex MOL Devotion)(3)	4,250	2009	Spot
Navios Lapis	4,250	2009	December 2020	Index	(5)
Navios Tempo	4,250	2009	July 2021	Index	(5)
Niledutch Okapi (ex Navios Dorado)	4,250	2010	May 2019	$10,468
Navios Felicitas	4,360	2010	Spot
Bahamas	4,360	2010	May 2019	$12,946
Bermuda	4,360	2010	June 2019	$9,525
Navios Miami	4,563	2009	Spot
APL Oakland	4,730	2008	March 2020(4)	$27,156
APL Los Angeles	4,730	2008	April 2020(4)	$27,156
APL Denver	4,730	2008	May 2020(4)	$27,156
APL Atlanta	4,730	2008	June 2020(4)	$27,156
YM Utmost	8,204	2006	June 2019	$16,788
Navios Unite (ex YM Unity)	8,204	2006	April 2019	$12,545
Navios Unison	10,000	2010	May 2019	$26,663
			May 2021	$26,325
			April 2022	$27,300

Vessels to be delivered	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
TBN 1(6)	10,000	2011	November 2020	$26,325
			October 2021	$27,300
TBN 2(7)	10,000	2011	July 2019	$26,663
			July 2021	$26,325
			June 2022	$27,300

(1)	Charter expiration dates shown reflect expected redelivery date based on the midpoint of the full redelivery period in the charter agreement, unless otherwise noted.
(2)	Daily charter-out rate, net of commissions where applicable.
(3)	The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel.
(4)	Charter expiration dates shown reflect earliest redelivery date of the full redelivery period in the charter agreement.
(5)	The market rate will be calculated according to the Container Ship Time Charter Assessment Index (ConTex) as published for a 4,250 TEU vessel for a 12 month period.
(6)

In January 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership will be financed with a: (i) loan of up to $31.8 million from a commercial bank; (ii) $15.0 million credit by the seller for a period until December 31, 2019; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019.

(7)

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership will be financed with: (i) a loan of up to $31.8 million from a commercial bank; (ii) a $5.0 million credit by the seller for a period until January 2020; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:

•

Strategically Focused Fleet of Intermediate-Size Containerships. We are one of the largest independent owners of quality intermediate-size containerships that are between 3,000 and 10,000 TEU in capacity. We believe this sector size currently demonstrates the best relative fundamental outlook based on current market dynamics and is where we see significant demand from our customers. We believe our fleet of intermediate-size containerships provides us a competitive advantage when chartering these vessels with liner companies because we believe these vessels are well positioned to withstand recent disruptions in the containership trade, such as the recent expansion of the Panama Canal, and to capitalize on the redeployment of containerships across trade lanes as recent deliveries of containership newbuildings have been dominated by the largest-size containerships. Trade volumes continue to grow more rapidly on North-South and intra-regional trade lanes which traditionally have been served by intermediate-size and smaller containerships at the same time that net fleet growth, deliveries and the orderbook for intermediate-size containerships remain low. All of our 25 Baby Panamaxes are of a shorter length and have a shallower draft, which we believe allows them to be more versatile and capable to be deployed in these trade lanes post-Panama Canal expansion. For example, vessels between 4,000 and 5,100 TEU have seen the highest increase in their share of the deployment capacity in intra-Asia, growing from 13% of the capacity in 2012 to approximately 26% of the capacity as of January 2019, according to Alphaliner. During the same period, the share of capacity in intra-Asia by vessels between 100 and 999 TEU and 1,000 and 1,999 TEU has declined considerably.

•

Relationships with Leading Charterers. We expect to benefit from the long-standing relationships of our Manager with leading liner companies such as Maersk Line A/S, Mediterranean Shipping CO. S.A., CMA CGM, Cosco Shipping Co Ltd, Hapag-Lloyd AG, Evergreen Marine Corp., Mitsui O.S.K. Lines, Ltd. and others. We believe that the experience of our management team, coupled with our Manager’s reputation for excellence, will assist us in securing employment for our vessels and will provide us with an established customer base to facilitate our future growth.

•

Well-Positioned to Pursue Acquisitions. We believe that our liquidity, low leverage and access to bank financing and the capital markets through our relationship with Navios Holdings positions us with ship brokers, financial institutions and shipyards as a favored purchaser of quality containerships and will allow us to make additional near-term accretive acquisitions as quality secondhand vessel values remain below their historical 15-year averages. We intend to monitor vessel values and charter rates and expect to continue to pursue acquisitions that are consistent with our investment criteria. We will also have a right of first refusal as to all containerships owned by Navios Holdings and its affiliates which provides us with a preferred position for acquisition opportunities as to a large fleet of containers.

•

Experience Across Sectors and Growing Through Cycles. Executives of Navios Holdings have substantial experience with investing in and operating fleets in the drybulk, tanker and containership sectors. We believe that the strong reputations and relationships they have developed in these industries and with major financial institutions will continue to provide us with access to distressed situation transactions, vessel acquisition and employment opportunities, as well the ability to access financing to grow our business. Since 2004, the Navios Holdings and its affiliates have raised $13.3 billion in the equity and debt capital markets and in bank financing and we believe that these financings are indicative of the strong relationships the Navios Holdings and its affiliates have with the financial and investment communities. Through the shipping cycles over the past 14 years, the Navios Holdings and its affiliates have strategically grown their fleet from 27 vessels in 2005 to a total of 208 vessels as of February 2019.

•

Scale and Cost-Efficient Operations of our Manager. We believe that utilizing an affiliated manager provides us with operational scale, geographical flexibility and market-specific experience and relationships, which will allow us to manage our vessels in an efficient and cost-effective manner. By leveraging Navios Holdings’ established operating platform, we are able to take advantage of a disciplined management team that has been tested through multiple shipping cycles with a long track record of financial reporting, compliance and investor accountability in public markets.

Business Strategies

Our primary objectives are to continue to profitably grow our business, increase distributable cash flow per unit and maximize value to our unit holders by pursuing the following strategies:

•

Continue to Capitalize on Low Vessel Prices to Pursue Accretive Acquisitions. We are focused on continuing to purchase containerships at favorable prices. We intend to grow our fleet using Navios Holdings’ global network of relationships and long experience in the maritime industry to make selective acquisitions of quality, second-hand containerships. We believe that the recent developments in the container shipping industry have created significant opportunities to acquire vessels at near historically low prices on an inflation adjusted basis and we will analyze acquisitions based on whether they meet targeted return thresholds and are accretive to cash flow in addition to meeting our strategy of targeting intermediate-size containerships. As a recently formed company without a legacy fleet of highly leveraged vessels, we believe we are well-positioned to take advantage of the significant opportunities created by the developments in the container shipping sector.

•

Continue to Actively Manage our Charter Portfolio. We intend to deploy our vessels on a mix of short-term, medium-term and long-term time charters, to leading liner companies according to our continuing assessment of market conditions. We believe that our chartering strategy will afford us opportunities to capture increased profits during strong charter markets while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We believe our strategy will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

•

Maintain a Strong Balance Sheet and Flexible Capital Structure. We intend to manage our balance sheet conservatively, targeting a modest amount of leverage, managing our maturity profile and maintaining an adequate level of liquidity. We believe that managing our balance sheet in a conservative manner will minimize our financial risk while providing a solid foundation for our future expansion and enhancing our ability to make distributions to our unit holders and repurchases of common units.

•

Provide Superior Customer Service with High Standards of Performance, Reliability and Safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ excellent vessel safety record, compliance with rigorous health, safety and environmental protection standards, operational expertise and customer relationships to further expand a sustainable competitive advantage and consistent delivery of superior customer service.

Our Customers

We provide seaborne shipping services under short-term and medium-term time charters, as well as some long-term time charters, with customers that we believe are creditworthy. For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines represented 30.5% and 25.7% of our total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer Mitsui O.S.K. Lines represented 71.0% of our total revenues. No other customer accounted for 10% or more of total revenues for the periods presented.

Although we believe that if any one of our charters were terminated, we could recharter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to recharter our vessel on a favorable basis due to then-current market conditions, or otherwise.

Competition

The global container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 635 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,270 vessels, aggregating approximately 22.1 million TEU as of February 1, 2019. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and independent containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control, through vessel ownership and/or time charters, fleets of 97 vessels or more: AP Moller, Mediterranean Shipping Co. (MSC), China COSCO Shipping, CMA CGM, Evergreen, Pacific International Lines, Hapag Lloyd, Seaspan, Imabari Shipbuilding and Wan Hai Lines. There are about 40 owners known to control, through vessel ownership and/or time charters, fleets of between 26 and 83 vessels. Liner companies, who control the movement of containers on land and at sea, own vessels directly and also charter-in vessels on short- and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but unlike the liner companies, do not control the movement of any containers. These owners/managers are often called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Seaspan, Costamare and others, including us, are tonnage providers.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into the container transportation sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

We believe that the containership sector of the international shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain customers. We believe that our development of an intermediate-size containerships fleet has enhanced our relationship with our principal charterers by enabling them to serve the East-West, North-South and Intra-regional trade routes efficiently, while enabling us to operate in the different rate environments prevailing for those routes. We also believe that our focus on customer service and reliability enhances our relationships with our charterers.

Time Charters

Overview

We provide seaborne shipping services under short-term and medium-term time charters, as well as some long-term time charters, with customers that we believe are creditworthy. A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. Under a time charter the charterer pays substantially all of the voyage expenses, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, garbage fees, agency fees, but excluding charter brokerage commissions. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and charter brokerage commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating under short-term charters under market rates during periods characterized by favorable market conditions. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis reflecting changes in spot charter rates, expectations about future charter rates and other factors. The degree of volatility in time charter rates is lower for longer term time charters as opposed to shorter term time charters.

Base Hire Rate

“Base hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable monthly, in advance on the first day of each month, in U.S. Dollars as specified in the charter.

Expenses

The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.

Off-hire

Under a time charter, when the vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the charter hire rate, and we will be responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	dry-docking for repairs, maintenance or inspection;

•	equipment breakdowns;

•	delays due to accidents;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to man a vessel with the required crew.

Under time charters if a vessel is delayed, detained or arrested for over a specified number of consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel’s schedule, other than grounding, collision or similar causes, we must charter a substitute vessel and we must pay any difference in hire cost of the charter for the duration of the substitution. The charterer may also have the right under these circumstances to terminate the charter.

Termination

We are generally entitled to suspend performance under the time charters covering our vessels if the customer defaults in its payment obligations. Under some of our time charters, either party may terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of our time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Crewing

The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian, Romanian, Myanmar, Korean and Sri Lanka Officers and Filipino, Georgian, Romanian, Ethiopian, Indian, Ukrainian and Myanmar seamen. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its officers and seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

In-House Inspections

Our Manager will carry out ship audits and inspections of the ships on a regular basis. The results of these inspections, which will be conducted both in port and underway, will result in reports containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, our Manager will create and implement a program of continual maintenance for our vessels and their systems.

Classification, Inspection and Maintenance

Every sea going vessel must be inspected and approved by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Risk of Loss and Liability Insurance

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, fire, contact with floating objects, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA 90, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. Our current insurance includes the following:

Hull and Machinery and War Risk Insurance

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per containership for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

We have arranged, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of underinsurance. We do not expect to maintain loss of hire insurance for our vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations (“P&I Associations”), who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed terms and conditions.

Our fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, or $3.08 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

As a member of the P&I Associations that are members of the International Group, we will be subject to calls payable to the associations based on our individual fleet record, the associations’ overall its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club. Should a member leave or entry cease with any of the associations, at the club’s manager’s discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks that nonetheless remain uninsured across our businesses are “loss of hire” (except in cases of loss of hire due to war or a piracy event or due to presence or suspected presence of contraband on board), “strikes,” “defense,” and “credit risk. Specifically, we do not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, we arrange war loss of hire insurance to cover up to 270 days of detention/loss of time. When our charterers engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan, our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. However, no vessels in our fleet have called on ports in sanctioned countries or countries designated as state sponsors of terrorism by the U.S. State Department, including Iran, Syria, or Sudan. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

There are no deductibles for the war loss of hire cover and contraband cover. We maintain strike insurance for our port terminal operations.

Even if our insurance coverage is adequate to cover our losses, if we suffer a loss of a containership, we may not be able to obtain a timely replacement for any lost containership. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unit holders and repurchases of common units. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, financial assurances and certificates with respect to our containerships. The kinds of permits, licenses, financial assurances and certificates required will depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. We have obtained all permits, licenses, financial assurances and certificates currently required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, and grey water and ballast water discharges. These laws and regulations include OPA 90, CERCLA, the U.S. Clean Water Act (the “CWA”), the U.S. Clean Air Act (the “CAA”) and regulations adopted by the IMO, including MARPOL, and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our managers and our vessels are certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards.

Our containerships are subject to standards imposed by the IMO, the United Nations’ agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex III of MARPOL regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI, which became effective on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Through the Marine Environment Protection Committee (the “MEPC”) of the IMO, amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission are adopted, which seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in the coastal areas designated ECAs, such as the Baltic Sea area, the North Sea area including the English Channel, the North American ECA, and the U.S. Caribbean Sea ECA. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. The IMO further prohibited the carriage of non-compliant fuel after 2020, unless a ship is fitted with an equivalent arrangement to reduce emissions, such as a scrubber. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. Certain jurisdictions have adopted more stringent requirements. For instance, California has also adopted more stringent low sulfur fuel requirements within California-regulated waters.

All our existing containerships are generally compliant with current Annex VI requirements. However, in the future, compliance with new emissions standards could require modifications to vessels, such as the installation of control equipment, or the use of more expensive fuel. While it is unclear how the new emissions standard will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards may become less competitive.

In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of February 11, 2019, had 91 contracting states, representing 92.85% of the gross tonnage of the world’s merchant fleet.. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The Bunker Convention also provides vessel owners a right to limit their liability, depending on the applicable national or international regime. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention (the “Protocol of 1996”). The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention entered into force on September 8, 2017. New ships constructed after September 8, 2017 must comply on delivery with the BWM Convention. For vessels constructed prior to September 8, 2017, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the United States and states within the United States), will likely result in substantial compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements.

The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires vessel owners, bareboat charterers and management companies to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Noncompliance by a vessel owner, manager or bareboat charterer with the ISM Code may subject such party to withdrawal of the permit to operate or manage the vessels, increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Our Manager and each of our containerships is ISM Code-certified.

United States Requirements

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel in our containerships, making them subject to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

Effective March 16, 2016, the U.S. Coast Guard adjusted the limits of OPA 90 liability to the greater of $1,100 per gross ton or $939,800 per incident for non-tank vessels, which is subject to potential adjustment every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig (which was owned and operated by third parties not affiliated with us), bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA 90 liability for all vessels, including non-tank vessels. Such legislation has not yet become adopted; however, similar legislation may be introduced in the future.

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA, as well as certain state laws that may also apply to petroleum or petroleum products, imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major P&I Associations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of vessel coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We will maintain, for each of our containerships, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Although our containerships will only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Where required, each of our containerships has an approved response plan.

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years and expires at the end of 2018. The VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the United States Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VGP, finding that the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed EPA to reconsider these issues but held the 2013 VGP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. We have obtained coverage under the VGP for all of our containerships that operate in U.S. waters.

The U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters. The U.S. Coast Guard must approve any technology before it is placed on a vessel, but to date has approved only a handful of technologies necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the U.S. Coast Guard in the past provided waivers to vessels which could not install the then unapproved ballast water treatment technology, but has begun to deny requests for waivers in light of its recent approval of a handful of technologies. In March 2018, the U.S. Coast Guard published guidance on the limited circumstances in which it would authorize extension of a ship’s compliance date and further indicated that extensions will generally not be granted for more than twelve months. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

On December 4, 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law, which establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. Under VIDA, the U.S. EPA is required to develop performance standards within two years and then requires the U.S. Coast Guard to develop regulations for the implementation and enforcement of those standards within the following two years. This change is expected to result in a simplification of the current patch-work of ballast water regulation in the United States, which is currently variably regulated by the U.S. Environmental Protection Agency and the various states. As a result of the passage of VIDA, the current VGP will remain in force until the U.S. Coast Guard finalizes its regulations under VIDA.

The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCSs”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters, including the Great Lakes.

Also under the CAA, since 1990 the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and state regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We may incur costs in complying with all applicable state and U.S. federal regulations in the U.S. ports where our vessels call.

European Union Requirements

European Union regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. The European Union has adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It has also considered legislation that could affect the operation of vessels and the liability of owners for oil pollution.

Notably, in 2005 the European Union adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The European Union has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The new regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The new regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation is to apply no later than December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU Commission has recently published the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

Other Regional Requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our containerships would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our containerships and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors. However, it is difficult to predict what legislation, if any, may be promulgated by the United States, the European Union or any other country or authority.

Climate Control Initiatives

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) entered into force. Although the Kyoto Protocol requires adopting countries to implement programs to reduce emissions of greenhouse gases, emissions from international shipping are not subject to the Kyoto Protocol. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives that include restrictions on shipping emissions in the future, however.

The Paris Agreement, which was adopted in 2015 by a large number of countries and entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 to limit the global average temperature increase to well below 2° Celsius above pre-industrial levels. Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris, the Paris Agreement did not expressly reference the shipping industry. Following the Paris Agreement, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive greenhouse gas emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the IMO’s MEPC adopted an initial strategy to reduce greenhouse gas emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely, as a pathway towards greenhouse gas emissions reduction consistent with the Paris Agreement’s temperature goals.

The European Union, Canada, the United States and other individual countries, states and provinces also have or are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The European Union recently adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “MRV Regulation”) which entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the European Union as well as voyages coming into and going out of the European Union. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future.

Further, in February 2017, European Union member states met to consider independently regulating the shipping industry under the ETS. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, the European Union’s main decision making body, agreed that the European Union should act on shipping emissions by 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about shipping greenhouse gas emissions reductions before 2023 was met with industry push-back in many countries. Depending on how fast IMO and the European Union move on this issue, the ETS may result in additional compliance costs for our vessels.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Vessel Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems (‘AIS”) to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our containerships.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common units.

Taxation of the Company

Marshall Islands

Because we and our subsidiaries are non-resident entities and do not and will not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions we receive from the operating subsidiaries are not expected to be subject to Marshall Islands taxation.

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, Treasury Regulations thereunder, and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2018 and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not address any U.S. state or local tax considerations and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Conversion to a Limited Partnership; Election to be Treated as a Corporation. We were previously a private corporation incorporated under the laws of the Marshall Islands, Navios Maritime Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Maritime Containers L.P. Navios Maritime Containers L.P. filed an election to be treated as a corporation for U.S. federal income tax purposes, which specified the effective date November 30, 2018 that is the date of the conversion. As a result, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income. Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as “Transportation Income.” Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50.0% derived from sources within the United States (“U.S. Source International Transportation Income”). Transportation Income attributable to transportation that both begins and ends in the United States is considered to be 100.0% derived from sources within the United States (“U.S. Source Domestic Transportation Income”). Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We expect that substantially all of our gross income will be attributable to the ownership and operation of containerships and, accordingly, that substantially all of our gross income will constitute Transportation Income. Based on our current plans and expectations regarding our organization and operations, we do not expect to earn U.S. Source Domestic Transportation Income. However, certain of our activities could give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount thereof, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income.

We qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•

We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);

•	We satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

•	We meet certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of income that we have earned and are expected to earn. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries, that have elected to be disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

In order to meet the Publicly Traded Test, the equity interests in the non-U.S. corporation at issue must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that equity of a non-U.S. corporation will be considered to be “primarily traded” on one or more established securities markets in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Since December 10, 2018 (the Nasdaq listing date for our common units), our common units have been traded and continue to be traded only on the Nasdaq Global Select Market, which is considered to be an established securities market for purposes of these rules. Because our common units have been and continue to be traded only on the Nasdaq Global Select Market, our common units will be “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These requirements are satisfied with respect to a class of equity interests listed on an established securities market, provided that trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10.0% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations). We intend to take the position that our common units will represent more than 50.0% of the total combined voting power of all classes of our equity interests entitled to vote, although there is no legal authority that specifically contemplates an organizational structure such as ours and, consequently, this conclusion is not free from doubt. Accordingly, provided that our common units (i) represent more than 50.0% of the total value of all of our outstanding equity interests, (ii) satisfy the listing and trading volume requirements described above and (iii) are not subject to the Closely Held Block Exception described below, we intend to take the position that our common units will be considered to be “regularly traded” on an established securities market.

Notwithstanding these rules, a class of equity that would otherwise be treated as “regularly traded” on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more “5.0% unit holders” (i.e., unit holders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the “Closely Held Block Exception”), unless the corporation can establish that a sufficient proportion of such 5.0% unit holders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unit holders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

We expect that our common units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. In this regard, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding (other than our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors) generally will be treated as owning only 4.9% of such units for purposes of voting for directors, although there can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unit holders for purposes of the Closely Held Block Exception.

The expectations and beliefs described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we will be organized as a limited partnership under Marshall Islands law. Accordingly, while we expect that, assuming satisfaction of the factual requirements described above, our common units will be considered to be “regularly traded” on an established securities market and we will satisfy the requirements for the Section 883 Exemption, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future.

As an alternative to satisfying the Publicly Traded Test, we will be able to qualify for the Section 883 Exemption if we are able to satisfy the Qualified Shareholder Stock Ownership Test. The Qualified Shareholder Stock Ownership Test generally is satisfied if more than 50.0% of the value of the outstanding equity interests in the non-U.S. corporation is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•	individual residents of jurisdictions that grant an Equivalent Exemption;

•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

•	certain other qualified persons described in the Section 883 Regulations (collectively, “Qualified Shareholders”).

We currently do not expect to be able to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year, because we do not expect that Qualified Shareholders will own more than 50.0% of the value of our outstanding equity interests for at least half of the number of days in such year and provide us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test.

Eligibility for the Section 883 Exemption is required to be determined separately with respect to any subsidiary that has not elected to be disregarded as separate from us for U.S. federal income tax purposes. However, because stock owned by a non-U.S. corporation meeting the Publicly Traded Test is treated as owned by a Qualified Shareholder for purposes of the Qualified Shareholder Stock Ownership Test, in the event that we are able to satisfy the Publicly Traded Test described above for a taxable year, we expect that any non-disregarded subsidiary that is included in our consolidated financial statements would satisfy the Qualified Shareholder Stock Ownership Test for such taxable year.

We cannot give any assurance that we will qualify for the Section 883 Exemption for any taxable year or that the IRS will not take a different position regarding our qualification for this exemption.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income (if any), is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income even in the event we do not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (currently imposed at a rate of 21.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles) and the gain is not attributable to an office or other fixed place of business maintained by us in the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions.

Other Tax Jurisdictions

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2018.

D. Property, Plants and Equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. Our common units have been trading on the Nasdaq Global Select Market under the symbol “NMCI’’ since December 2018.

Equity Offerings and Issuances

In March 2019, the Board of Directors authorized a unit repurchase program for up to $10.0 million of the Company’s common units over a one-year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Company’s management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of units of common equity and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of the date of this report, we have not yet purchased any units under this program.

On March 13, 2018, Navios Maritime Containers Inc. closed a follow-on private placement and issued 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30.0 million. Navios Partners invested $14.5 million and received 2,629,095 shares and Navios Holdings invested $0.5 million and received 90,909 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

On November 9, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 1,818,182 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On August 29, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On June 8, 2017, Navios Maritime Containers Inc. closed the initial private placement of 10,057,645 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.3 million. Navios Partners invested $30.0 million and received 59.7% of the equity, and Navios Holdings invested $5.0 million and received 9.9% of our equity. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

Upon the conversion of Navios Maritime Containers Inc. to a limited partnership all of the warrants described above issued to Navios Partners and Navios Holdings expired.

As of March 4, 2019, there were 34,603,100 common units outstanding. Currently, Navios Partners holds 11,592,276 common units representing 33.5% of the equity and Navios Holdings holds 1,263,276 common units representing 3.7% of the equity of the Company.

Please see “Item 4. — Information on the Company”.

Fleet Development

In January 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership will be financed with: (i) a loan of up to $31.8 million from a commercial bank; (ii) a $15.0 million credit by the seller for a period until December 31, 2019; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019. In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership will be financed with: (i) a loan of up to $31.8 million from a commercial bank; (ii) a $5.0 million credit by the seller for a period until January 2020; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019.

On December 17, 2018, the Company purchased from an unrelated third party the Bermuda, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11.1 million (including $0.4 million capitalized expenses).

On December 7, 2018, the Company purchased from an unrelated third party the Bahamas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $13.4 million (including $0.5 million capitalized expenses).

On September 12, 2018, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Miami, a 2009-built 4,563 TEU containership, for an acquisition cost of approximately $14.1 million (including $0.2 million capitalized expenses).

On July 2, 2018, Navios Maritime Containers Inc. purchased from Navios Partners the YM Utmost and the Navios Unite (ex YM Unity), two 2006-built containerships of 8,204 TEU per vessel, for an acquisition cost of approximately $67.5 million (including $0.5 million capitalized expenses).

On May 30, 2018, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Unison, a 2010-built 10,000 TEU containership, for an acquisition cost of approximately $50.3 million (including $0.1 million capitalized expenses).

On March 14, 2018, Navios Maritime Containers Inc. purchased from an unrelated third party the Niledutch Okapi (ex Navios Dorado), a 2010-built 4,250 TEU containership, for an acquisition cost of approximately $11.9 million (including $0.2 million capitalized expenses).

On December 28, 2017, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Felicitas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11.5 million (including $0.02 million capitalized expenses).

In November and December 2017, Navios Maritime Containers Inc. purchased from an unrelated third party the APL Denver, APL Los Angeles, APL Oakland and APL Atlanta, 2008-built 4,730 TEU containerships and the charter out contracts, for an acquisition cost of approximately $97.2 million (including $0.4 million capitalized expenses). Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition (see Note 7 to our consolidated financial statements included herein).

On November 9, 2017, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Tempo, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $10.3 million (including $0.1 million capitalized expenses).

On November 7, 2017, Navios Maritime Containers Inc. purchased from an unrelated third party the Navios Lapis, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $9.6 million (including $0.04 capitalized expenses).

On June 8, 2017, Navios Maritime Containers Inc. purchased from Navios Partners five containerships and the charter out contracts for a purchase price of $64.0 million, of which $40.0 million was financed through a private placement and the remaining consideration of $24.0 million was in the form of a seller’s credit. The acquisition of these five containerships was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition (see Note 7 to our consolidated financial statements included herein). The vessel acquisitions were treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost. The historical cost of the vessels was $32.4 million and the time charters of $26.7 million. The excess cash over the historical cost of the net assets acquired is a deemed distribution to controlling stockholder and is recorded in stockholders’ equity. These vessels were previously acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”) and were employed on charters with a net daily charter rate of $26,850 which expired in 2018 and early 2019. The working capital acquired for the five vessels was $0.6. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

During the third quarter of 2017, Navios Maritime Containers Inc. completed the acquisition of the nine additional containerships from Rickmers Trust for a purchase price of $54.0 million, of which $26.7 million was financed through the net proceeds under the bank loans and the remaining consideration of $27.3 million through Company’s available cash. Initial capitalized costs of $8.1 million were also incurred in connection with that acquisition.

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from April 28, 2017 (date of inception) to December 31, 2018.

Company Name	Nature	Effective Ownership Interest	Country of Incorporation	Statements of Operations
				2018	2017
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01—12/31	04/28—12/31
Navios Partners Containers Finance Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	06/07—12/31
Navios Partners Containers Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	06/07—12/31
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/12—12/31
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/12—12/31
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/17—12/31
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/17—12/31
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/25—12/31
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	08/03—12/31
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	08/03—12/31
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	08/03—12/31
Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	08/03—12/31
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	09/27—12/31
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	11/07—12/31
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	11/09—12/31
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	11/23—12/31
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	11/24—12/31
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	12/05—12/31
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	12/08—12/31
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	12/12—12/31
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	12/28—12/31
Nefeli Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	03/13—12/31	—
Fairy Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	07/02—12/31	—
Limestone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	07/02—12/31	—
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	05/31—12/31	—
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	05/14—12/31	—
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	05/14—12/31	—
Vythos Marine Corp.	Operating Company	100%	Marshall Is.	05/31—12/31	—
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	05/31—12/31	—
Vinetree Marine Company	Operating Company	100%	Marshall Is.	04/04—12/31	—
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	05/31—12/31	—

(1)	Currently, vessel—operating company under the sale and leaseback transaction.

Our Charters

We provide or will provide seaborne shipping services under short-term and medium-term time charters, as well as some long-term time charters, with customers that we believe are creditworthy. For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines represented 30.5% and 25.7% of our total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer Mitsui O.S.K. Lines represented 71.0% of our total revenues. No other customer accounted for 10% or more of total revenues for the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to employ our vessels in the short-term and medium-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Vessel Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Under the management agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance but costs associated with special surveys and related drydockings will be reimbursed by Navios

Containers at cost at occurrence. The initial term of the Management Agreement expires on June 7, 2022, with respect to each vessel in our initial fleet and all vessels of a similar size and type that we acquire and entrust to the Manager. Pursuant to the terms of the Management Agreement, we are paying the Manager a fixed daily fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until June 2019. During the remaining three years of the term of the Management Agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Extraordinary costs and expenses include fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Manager;

•

repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);

•

expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•

costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•

any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Payment of any extraordinary fees or expenses to the Manager could significantly increase our vessel operating expenses and impact our results of operations.

During the remaining term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Administrative Services

Under the Administrative Services Agreement we entered into with the Manager, we reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement, which expires in June 2022, the Manager provides significant administrative, financial and other support services to us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of our Manager’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels by our Manager;

•

our and our Manager’s ability to comply with governmental regulations, maritime organization regulations, as well as standard environmental, health and safety standards imposed by our charterers applicable to our business; and

•	the strength of and growth in the number of our customer relationships, especially with liner companies.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the fixed rates earned by our vessels under our charters;

•	the length of time of the charters we are able to enter into;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to acquire and sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distributions on and repurchases of our common units.

A. Operating results

Year Ended December 31, 2018 compared to the period from April 28, 2017 (date of inception) to December 31, 2017

The following table presents consolidated revenue and expense information for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017. This information was derived from our audited consolidated income statement for the respective periods.

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Revenue	$133,921	$39,188
Time charter and voyage expenses	(4,178)	(1,257)
Direct vessel expenses	(1,314)	(672)
Management fees (entirely through related parties transactions)	(53,772)	(16,488)
General and administrative expenses	(7,413)	(2,262)
Listing transaction-related expenses	(4,990)	—
Depreciation and amortization	(38,552)	(13,578)
Interest expense and finance cost	(11,785)	(2,293)
Interest income	90	25
Other income	1,017	7
Other expense	(324)	(32)

Net Income	$12,700	$2,638

Revenue: Revenue for the year ended December 31, 2018 was $133.9 million, as compared to $39.2 million for the period from April 28, 2017 (date of inception) to December 31, 2017. The $94.7 million increase was mainly due to the increase in the number of vessels operating during the year ended December 31, 2018 and the resulting increase in the number of available days from 2,411 for the period from April 28, 2017 (date of inception) to December 31, 2017, to 8,442 for the year ended December 31, 2018.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2018 increased by $2.9 million, to $4.2 million, as compared to $1.3 million for the period from April 28, 2017 (date of inception) to December 31, 2017, mainly relating to fuel expenses and brokers’ commissions. The increase in time charter and voyage expenses was due to the increase in the number of vessels in our fleet as described above.

Direct vessel expenses: Direct vessel expenses for the year ended December 31, 2018 amounted to $1.3 million and were related to the amortization of drydock and special survey costs of certain vessels in our fleet. Direct vessel expenses for the period from April 28, 2017 (date of inception) to December 31, 2017, amounted to $0.7 million, out of which $0.4 million was related to the reactivation costs of four laid-up vessels and $0.3 million was related to the amortization of drydock and special survey costs of certain vessels in our fleet.

Management fees: Management fees for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 were $53.8 million and $16.5 million, respectively. The $37.3 million increase was attributable to the increase in the number of operating vessels from 21 as of December 31, 2017 to 28 as of December 31, 2018 and to the increase of the available days from 2,411 for the period from April 28, 2017 (date of inception) to December 31, 2017 to 8,442 for the year ended December 31, 2018. Pursuant to the Management Agreement, the Manager provides commercial and technical management services to our vessels for a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU, payable on the last day of each month, covering all of our vessels’ operating expenses, other than certain extraordinary fees and costs.

General and administrative expenses: General and administrative expenses increased by $5.1 million to $7.4 million for the year ended December 31, 2018 from $2.3 million for the period from April 28, 2017 (date of inception) to December 31, 2017. Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to us. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The $5.1 million increase was attributable to a: (i) $4.7 million increase in expense charged by the Manager mainly due to the growth in our fleet; and (ii) $0.4 million increase in legal and professional fees, as well as audit fees and directors’ fees.

Listing transaction-related expenses: Listing transaction-related expenses incurred in connection with our listing on the Nasdaq Global Select Market for the year ended December 31, 2018 were $5.0 million.

Depreciation and amortization: Depreciation and amortization was $38.6 million and $13.6 million for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, respectively. The increase was due to a: (i) $4.9 million increase in vessel depreciation due to the increase number of vessels in Navios Containers’ fleet; and (ii) $20.1 million increase in the amortization of favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of nine containerships. Vessel depreciation for containerships is calculated using an estimated useful life of 30 years from the date the vessel was originally delivered from the shipyard. The weighted average remaining useful life for time charters with favorable terms is 1.3 years.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 was $11.8 million and $2.3 million, respectively. The increase of $9.5 million was mainly attributable to a: (i) $8.3 million increase in the interest expense, which resulted from an increase in the weighted average outstanding debt from $51.5 million for the period from April 28, 2017 (date of inception) to December 31, 2017, to $162.8 million for the year ended December 31, 2018; and (ii) $1.2 million increase in the amortization of the deferred finance fees. The weighted average interest rate under our credit facilities for the period from April 28, 2017 (date of inception) to December 31, 2017 was 5.20% and for the year ended December 31, 2018 was 5.76%.

Interest income: Interest income for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 was below $0.1 million and was related to the interest earned on the Company’s cash deposits.

Other income: Other income for the year ended December 31, 2018 was $1.0 million and related primarily to settlement of outstanding claims. Other income for the period from April 28, 2017 (date of inception) to December 31, 2017 was below $0.1 million.

Other expense: Other expense increased by $0.2 million to $0.3 million for the year ended December 31, 2018, as compared to below $0.1 million for the period from April 28, 2017 (date of inception) to December 31, 2017.

Net income: Net income for the year ended December 31, 2018 was $12.7 million, as compared to $2.6 million for the period from April 28, 2017 (date of inception) to December 31, 2017. The $10.1 million increase in net income was due to the factors discussed above.

B. Liquidity and Capital Resources

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net of current portion,” “Long-term financial liability, net of current portion”, “Current portion of long-term debt, net” and “Financial liability short term, net”. As of December 31, 2018 and December 31, 2017, total borrowings, net amounted to $219.0 million and $119.0 million, respectively. The current portion of long-term debt, net amounted to $27.6 million and $42.5 million as of December 31, 2018 and December 31, 2017, respectively. Long-term financial liability, net of current portion amounted to $78.1 million as of December 31, 2018 and the short-term portion as of the same date was $7.7 million. There was no financial liability as of December 31, 2017.

On June 29, 2017, we entered into a facility agreement with ABN AMRO BANK N.V. (“ABN AMRO”) for an amount of up to $40.0 million (divided in three tranches of up to $34.3 million, $3.2 million and $2.5 million, respectively) to finance part of the purchase price of seven containerships. Pursuant to the supplemental agreement dated June 29, 2018, the loan bore interest at a rate of LIBOR plus 400 basis points. The facility was repaid in full on November 9, 2018. As of December 31, 2018, there was no outstanding amount under this facility.

On July 27, 2017, we entered into a facility agreement with ABN AMRO for an amount of up to $21.0 million to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 basis points. We drew the entire amount under this loan in the third quarter of 2017, net of the loan’s discount of $0.3 million. On December 1, 2017, we extended the facility dated July 27, 2017, for an additional amount of $50.0 million to finance part of the purchase price of four containerships. Pursuant to the supplemental agreement dated June 29, 2018, the additional loan bears interest at a rate of LIBOR plus 400 basis points. We drew the entire amount under the additional loan, in the fourth quarter of 2017, net of the loan’s discount of $0.6 million. On December 6, 2018, we fully repaid the July 27, 2017 credit facility. As of December 31, 2018 there was no outstanding amount under this facility.

On December 3, 2018, the Company entered into a facility agreement with ABN AMRO for an amount of up to $50.0 million divided in two tranches: (i) the first tranche is for an amount of up to $41.2 million in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of $8.8 million in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 basis points. We drew the entire amount under this facility, net of the loan’s discount of $0.5 million in the fourth quarter of 2018. The facility is repayable in 16 consecutive quarterly installments, the first four in the amount of $4.0 million, the fifth in the amount of $3.4 million and the subsequent 11 installments each in the amount of $1.65 million along with a final balloon payment of $12.5 million payable together with the last installment falling due on December 2022. The outstanding loan amount under this facility as of December 31, 2018 was $50.0 million.

On December 20, 2017, we entered into a facility agreement with BNP Paribas for an amount of up to $24.0 million (divided in four tranches of up to $6.0 million each) to finance part of the purchase price of four containerships. This loan bears interest at a rate of LIBOR plus 300 basis points. We drew the entire amount under this facility, net of the loan’s discount of $0.3 million. As of December 31, 2018, the outstanding loan amount of the three tranches under this facility was $15.4 million and is repayable in 16 equal consecutive quarterly installments, each in the amount of $0.64 million, along with a final balloon payment of $5.14 million, payable together with the last installment, falling due on December 22, 2022. The outstanding loan amount of the fourth tranche is $5.36 million and is repayable in 17 equal consecutive quarterly installments each in the amount of $0.214 million, along with a final balloon payment of $1.71 million, payable together with the last installment due on February 28, 2023.

In September 2018, we entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9.0 million to partially finance the purchase price of one containership. This loan bears interest at a rate of LIBOR plus 300 basis points. We drew the entire amount net of the loan’s discount of $0.1 million on September 7, 2018. As of December 31, 2018, the outstanding loan amount of the additional tranche is repayable in 19 quarterly consecutive installments of $0.32 million each plus a balloon payment of $2.6 million payable together with the last installment. The additional tranche matures in September 2023. The total outstanding loan amount under the facility dated December 20, 2017, as of December 31, 2018 was $29.5 million.

On May 25, 2018, we entered into a facility agreement with BNP Paribas, for an amount of up to $25.0 million to partially finance the purchase price of one containership. The loan bears interest at a rate of LIBOR plus 300 basis points. On May 29, 2018, we drew $25.0 million under this facility, net of the loan’s discount of $0.3 million. As of December 31, 2018, the outstanding loan amount was repayable in 18 equal consecutive quarterly installments each in the amount of $0.7 million, along with a final balloon payment of $11.1 million, payable together with the last installment, due on May 29, 2023. The total outstanding loan amount under the facility as of December 31, 2018 was $23.6 million.

On May 25, 2018, we entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. in order to refinance the outstanding balance of the existing facilities of 18 containerships. We have a purchase obligation to acquire the vessels at the end of the lease term and, under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, we completed the sale and leaseback of the first six vessels for $37.5 million. On July 27, 2018 and on August 29, 2018, we completed the sale and leaseback of four additional vessels for $26.0 million. On November 9, 2018 we completed the sale and leaseback of four additional vessels for $26.7 million. We do not intend to proceed with the sale and leaseback transaction of the four remaining vessels. We are obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1.1 million each. We also have an obligation to purchase the vessels at the end of the fifth year for $45.1 million. As of December 31, 2018, the outstanding balance under the sale and leaseback transaction was $87.5 million.

On June 28, 2018, we entered into a facility agreement with HSH Nordbank AG and Alpha Bank A.E. for an amount of up to $36.0 million (divided in two tranches of $18.0 million each) to finance part of the purchase price of two containerships. We drew the entire amount, net of the loan’s discount of $0.3 million, on July 2, 2018. The facility bears interest at a rate of LIBOR plus 325 basis points per annum. The facility is repayable in 14 consecutive quarterly installments each in an amount of $1.2 million plus a final balloon payment of $15.2 million payable together with the last installment. The facility matures on June 30, 2022. As of December 31, 2018, the outstanding loan amount under the facility was $32.0 million.

On November 9, 2018, we entered into a facility agreement with HSH Nordbank AG divided into four tranches of up to $31.8 million each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 basis points and commitment fee of 0.75% per annum on the undrawn loan amount. Each tranche of the facility is repayable in 19 consecutive quarterly installments each in an amount of $0.68 million together with a final balloon payment of $18.9 million payable together with the last installment falling due in July 2023. No amount had been drawn under this facility as of December 31, 2018.

Amounts drawn under the facilities are secured by first priority mortgages on our vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit our and/or our subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of our capital or declaring or paying any dividends; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

Our credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 120% to 125%; (ii) minimum free consolidated liquidity of $14.0 million as of December 31, 2018 and equal to at least the product of $0.5 million and the total number of vessels as defined in our credit facilities; (iii) maintain a ratio of liabilities-to-assets (as defined in our credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75.0 million. Among other events, it will be an event of default under our credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of us.

As of December 31, 2018 and December 31, 2017, we were in compliance with all of the covenants under each of our credit facilities and sale and leaseback transaction.

The annualized weighted average interest rate of our total borrowings for the year ended December 31, 2018 was 5.76%. The weighted average interest rate for the period from April 28, 2017 (date of inception) to December 31, 2017 was 5.20%.

The maturity table below reflects the principal payments for the next five years and thereafter of all of our borrowings outstanding as of December 31, 2018, based on the repayment schedules of the respective loan facilities and financial liability (as describe above).

Payment due by 12 month period ending	Amount in millions of U.S. dollars
December 31, 2019	$36.4
December 31, 2020	29.3
December 31, 2021	28.1
December 31, 2022	59.0
December 31, 2023	69.8

Total	$222.6

Liquidity and Cash Sources and Uses

Our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to capital expenditures, relating to vessel acquisitions, maintenance capital expenditures (relating primarily to drydocking expenditures) and debt repayment.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings. On December 31, 2018 and December 31, 2017, our current assets totaled $25.1 million and $21.4 million, respectively, while current liabilities totaled $47.4 million and $49.6 million, respectively, resulting in a negative working capital position of $22.3 million and $28.2 million, respectively. As of December 31, 2018 and December 31, 2017, our current liabilities included $35.3 million and $42.5 million, respectively, related to installments due under our credit facilities and the financial liability under the sale and leaseback transactions. Navios Containers’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business through twelve months from March 8, 2019. We expect to be in a position to meet our loan obligations in part through our contracted revenue of $184.1 million as of March 6, 2019. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government provided insurance limits. We also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

Please See “Item 5. Operating and Financial Review and Prospectus — Liquidity and Capital Resources — Liquidity and Cash Sources and Uses” for further discussion of Navios Containers’ Liquidity and Cash Sources and Uses.

Cash flows for the year ended December 31, 2018 compared to the period from April 28, 2017 (date of inception) to December 31, 2017

The following table presents cash flow information for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017. This information was derived from our audited consolidated statement of cash flows for the respective period.

(in thousands of U.S. dollars)	Year Ended December 31, 2018		Period from April 28, 2017 (date of inception) to December 31, 2017
Net cash provided by operating activities	$47,509		$2,623
Net cash used in investing activities	(170,503)		(249,227)
Net cash provided by financing activities	127,385		261,105
Increase in cash and cash equivalents and restricted cash	$4,391	(1)	$14,501	(1)

(1)	From January 1, 2018, reflects the adoption of ASU 2016-18.

Cash provided by operating activities for the year ended December 31, 2018 as compared to the cash provided by operating activities for the period from April 28, 2017 (date of inception) to December 31, 2017:

Net cash provided by operating activities increased by $44.9 million to $47.5 million for the year ended December 31, 2018, as compared to $2.6 million for the period from April 28, 2017 (date of inception) to December 31, 2017.

Net income increased by $10.1 million to $12.7 million for the year ended December 31, 2018, from $2.6 million for the period from April 28, 2017 (date of inception) to December 31, 2017. In determining net cash provided by operating activities for the year ended December 31, 2018, net income was adjusted for the effects of certain non-cash items, including $38.6 million depreciation and amortization, $1.6 million amortization of deferred financing costs and discount and $1.3 million amortization of deferred drydock and special survey costs. For the period from April 28, 2017 (date of inception) to December 31, 2017, net income was adjusted for the effects of certain non-cash items, including $13.6 million depreciation and amortization, $0.4 million amortization of deferred financing costs and $0.2 million amortization of deferred drydock and special survey costs.

Accounts receivable, net, increased by $2.0 million from $0.6 million as of December 31, 2017 to $2.6 million as of December 31, 2018. The increase was attributable to the increase of amounts due from charterers.

Amounts due from related parties, short-term, decreased by $5.6 million from $5.6 million as of December 31, 2017, to $0 as of December 31, 2018. The balance as at December 31, 2017 mainly consisted of special survey and drydocking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement. Please refer to the relevant discussion below, under “Related Party Transactions.”

Inventories increased by $0.1 million to $0.6 million as of December 31, 2018 from $0.5 million as of December 31, 2017. The balance consisted of bunkers on board our containerships.

Other current assets increased by $2.9 million to $2.9 million as of December 31, 2018. Other current assets mainly related to Company’s claims receivable. Claims receivable mainly represents claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

Prepaid expenses increased by $0.1 million to $0.1 million as of December 31, 2018 from $0 as of December 31, 2017.

Amounts due from related parties, long-term, increased by $2.1 million from $5.8 million as of December 31, 2017 to $7.9 million as of December 31, 2018 and consist of management fees, in accordance with the Management Agreement. Please refer to the relevant discussion below, under “Related Party Transactions.”

Other long term assets increased by $1.1 million to $1.1 million as of December 31, 2018 and were related to cash deposits relating to the sale and leaseback of 14 vessels.

Accounts payable increased by $3.0 million from $0.6 million as of December 31, 2017 to $3.6 million as of December 31, 2018. The increase was attributable to a: (i) $1.8 million increase in legal and professional fees payables; (ii) $0.7 million increase in port-agent payables; and (iii) $0.6 million increase in payables to other suppliers. The increase was partially offset by a $0.1 million decrease in broker payables.

Accrued expenses decreased by $1.6 million from $3.9 million as of December 31, 2017 to $2.3 million as of December 31, 2018. The decrease was attributable to a: (i) $0.4 million decrease in accrued in legal and professional fees; and (ii) $1.7 million decrease in other accrued expenses. The decrease was partially offset by a $0.5 million increase in accrued interest.

Amounts due to related parties increased by $4.1 million to $4.1 million as of December 31, 2018 that consisted of special survey and drydocking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement. Please refer to the relevant discussion below, under “Related Party Transactions.” There were no amounts due to related parties as of December 31, 2017.

Payments for drydock and special survey costs incurred for the year ended December 31, 2018 was $9.1 million and related to drydock and special survey costs incurred for certain vessels of the fleet. Payments for drydock and special survey costs incurred for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $3.8 million.

Deferred income and cash received in advance decreased by $0.4 million from $2.5 million as of December 31, 2017 to $2.1 million as of December 31, 2018. Deferred income primarily reflects charter-out amounts collected on voyages that have not been completed.

Cash used in investing activities for the year ended December 31, 2018 as compared to the cash used in investing activities for the period from April 28, 2017 (date of inception) to December 31, 2017:

Net cash used in investing activities decreased by $78.7 million to $170.5 million outflow for the year ended December 31, 2018 as compared to $249.2 million outflow for the period from April 28, 2017 (date of inception) to December 31, 2017. Cash used in investing activities for the year ended December 31, 2018 was the result of $170.5 million in payments relating to the acquisition of seven containerships which we took delivery of during the year ended December 31, 2018.

Cash used in investing activities for the period from April 28, 2017 (date of inception) to December 31, 2017 was the result of $254.7 million in payments relating to the acquisition of 21 containerships partially offset by the $5.5 million of cash acquired through an asset acquisition.

Cash provided by financing activities for the year ended December 31, 2018 as compared to the cash provided by financing activities for the period from April 28, 2017 (date of inception) to December 31, 2017:

Cash provided by financing activities decreased by $133.7 million from $261.1 million for the period from April 28, 2017 (date of inception) to December 31, 2017 to $127.4 million for the year ended December 31, 2018.

Cash provided by financing activities for the year ended December 31, 2018 was the result of: (i) $126.0 million of loan proceeds to partially finance the acquisition of seven containerships and to refinance the facility maturing in the fourth quarter of 2019; (ii) $90.2 million from the completion of the sale and leaseback of 14 vessels; and (iii) $29.1 million proceeds from the issuance of 5,454,546 common shares, net of offering costs, related to the follow-on private placement in March 2018. This overall increase was partially offset by: (i) $114.3 million of payments performed in connection with our outstanding indebtedness; and (ii) $3.6 million of debt issuance costs.

Cash provided by financing activities for the period from April 28, 2017 (date of inception) to December 31, 2017 was the result of: (i) $126.9 million of loan proceeds (net of $2.1 million loan discounts and debt issuance costs) to partially finance the acquisition of 21 containerships; and (ii) $142.5 million proceeds from the issuance of 29,148,554 common shares, net of offering costs, related to the private placements in June, August and November 2017. Cash provided by financing activities was partially offset by $8.3 million of payments performed in connection with our outstanding indebtedness.

Reconciliation of EBITDA from Net Cash Provided by Operating Activities

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
	(unaudited)	(unaudited)
Net cash provided by operating activities	$47,509	$2,623
Net increase in operating assets	2,572	12,142
Net increase in operating liabilities	(5,034)	(1,701)
Net interest expense and finance cost	11,695	2,268
Amortization of deferred financing costs	(1,598)	(430)
Payments for drydock and special survey costs	9,118	3,807
EBITDA(1)	$64,262	$18,709

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
	(unaudited)	(unaudited)
Net cash provided by operating activities	$47,509	$2,623
Net cash used in investing activities	$(170,503)	$(249,227)
Net cash provided by financing activities	$127,385	$261,105

(1)

EBITDA: EBITDA represents net income before interest and finance costs, before depreciation and amortization and before income taxes. We use EBITDA as liquidity measure and reconcile EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase in operating assets; (ii) net (increase) in operating liabilities; (iii) net interest cost; (iv) amortization of deferred financing costs; and (v) payments for drydock and special survey costs. We believe that EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding our ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. We also believe that EBITDA is used: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA should not be considered as a principal indicator of our performance. Furthermore, our calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the year ended December 31, 2018 increased by $45.6 million to $64.3 million, as compared to $18.7 million for the period from April 28, 2017 (date of inception) to December 31, 2017. The increase in EBITDA was primarily due to a: (i) $94.7 million increase in revenue reflecting the growth in the number of vessels operating in the fleet during the period; (ii) $1.0 million increase in other income mainly attributable to the settlement of outstanding claims; and (iii) $0.5 million decrease in direct vessel expenses related to the reactivation costs of four laid-up vessels. This overall increase of $96.2 million was partially offset by a: (i) $37.3 million increase in management fees mainly due to the increase of the available days from 2,411 for the period from April 28, 2017 (date of inception) to December 31, 2017, to 8,442 for the year ended December 31, 2018; (ii) $5.1 million increase in general and administrative expenses also mainly due to the growth in our fleet; (iii) $5.0 million increase in transaction-related expenses incurred in connection with our listing on a U.S. exchange; (iv) $2.9 million increase in time charter and voyage expenses; and (v) $0.3 million increase in other expense.

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net of current portion,” “Long-term financial liability, net of current portion”, “Current portion of long-term debt, net” and “Financial liability short term, net”. As of December 31, 2018 and December 31, 2017, total borrowings, net amounted to $219.0 million and $119.0 million, respectively. The current portion of long-term debt, net amounted to $27.6 million and $42.5 million as of December 31, 2018 and December 31, 2017, respectively. Long-term financial liability, net of current portion amounted to $78.1 million as of December 31, 2018 and the short term portion as of the same date was $7.7 million. There was no financial liability as of December 31, 2017.

Capital Expenditures

Navios Containers finances its capital expenditures with cash flow from operations, equity raisings, long term bank borrowings and other debt raisings. Capital expenditures for the years ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $170.5 million and $254.7 million, respectively. For the year ended December 31, 2018, expansion capital expenditures of $170.5 million related to the acquisition of seven containerships which we took delivery of during the year. For the period from April 28, 2017 (date of inception) to December 31, 2017, expansion capital expenditures of $254.7 million related to the acquisition of 21 containerships.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by us to our Manager under the Management Agreement. Pursuant to a Management Agreement, dated June 7, 2017, as amended on November 23, 2017, April 23, 2018 and June 1, 2018, the Manager provides commercial and technical management services to our vessels. The fee for the ship management services provided by the Manager is a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until June 2019. This fixed daily fee covers all of our vessels operating expenses, other than certain extraordinary fees and costs, excluding drydocking expenses which are reimbursed at cost by us.

Please See “Item 5. Operating and Financial Review Prospects — Liquidity and Capital Resources — Capital Expenditures” for further discussion of Navios Containers’ Capital Expenditures.

Vessels to Be Delivered

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership will be financed with: (i) a loan of up to $31.8 million from a commercial bank; (ii) a $5.0 million credit by the seller for a period until January 2020; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019.

In January 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership will be financed with: (i) a loan of up to $31.8 million from a commercial bank; (ii) a $15.0 million credit by the seller for a period until December 31, 2019; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019.

Although we do not currently have in place any other agreements relating to acquisitions of other vessels, we assess potential acquisition opportunities on a regular basis. Pursuant to our Omnibus Agreement with Navios Acquisition, Navios Holdings, and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the containership market at any given time. For other trends affecting our business please see other discussions in “Item 5 — Operating and Financial Review Prospects”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2018:

	Payments due by period (unaudited)(3)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Loan obligations(1)	$28.3	$39.5	$67.3	$—	$135.1
Financial liability(2)	$8.1	$17.8	$61.6	$—	$87.5

Total contractual obligations	$36.4	$57.3	$128.9	$—	$222.6

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 3.00% to 3.50% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $7.5 million (less than 1 year), $10.7 million (1-3 years) and $3.5 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2018, timing of scheduled payments and the term of the debt obligations.

(2)	Represents principal payments on amounts drawn under the financial liability and excludes interest payments of $5.0 million (less than 1 year), $8.6 million (1-3 years) and $5.4 million (3-5 years).
(3)

The table above does not include (i) the acquisition of the two 2011-built 10,000 containerships, which are expected to be delivered to the Company’s owned fleet in the first half of 2019, from an unrelated third party for an aggregate purchase price of $105.0 million; (ii) up to $63.6 million of new debt relating to the acquisition of the two 2011-built 10,000 containerships; and (iii) $20.0 million credit by the seller relating to the acquisition of the two 2011-built 10,000 containerships.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements, included herein.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, net: Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our containerships based on a scrap value of $340 per lightweight ton, as we believe these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Management estimates the useful life of our vessels to be 30 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Company’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then-current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

For the year ended December 31, 2018, the management of the Company after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook identified impairment indications for five of its vessels. In this respect, the Company performed an impairment analysis (step one) to estimate the future undiscounted cash flows for each of these vessels.

The Company determined the undiscounted projected net operating cash flows for each vessel and compared them to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2019 and thereafter assuming an annual increase of 1.0% and a utilization rate of 98.8% based on the fleet’s actual performance for the year ended December 31, 2018.

The assessment concluded that step two of the impairment analysis was not required and that no impairment of vessels existed as of December 31, 2018, as the undiscounted projected net operating cash flows exceeded the carrying values.

As of December 31, 2018, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 18.7% lower than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2018 of $15,369 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate for similar vessels) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2018):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	Five-Year Average	Three-Year Average	One-Year Average
	(% above (below) the 10-year average)
Container 4,250 – 4,730 TEU	(14.8%)	(23.9%)	6.6%
Container 8,204 TEU*	(3.8%)	(15.0%)	0.1%

*	For the vessels with capacity of 8,204 TEU, the average daily rates were only available for the years 2012 through 2018.

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 1, 3 and none of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2018 and 2017, the Company owned and operated a fleet of 28 and 21 vessels, respectively, with an aggregate carrying value of $379.4 million as of December 31, 2018, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2018, the carrying value of five of the Company’s vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel) exceeded the estimated fair value of those same vessels by approximately $10.8 million in the aggregate (the unrealized loss). As of December 31, 2017, the estimated fair value of all of our vessels individually exceeded their respective carrying value.

A vessel-by-vessel summary as of December 31, 2018 and 2017 follows (with an * indicating those individual vessels whose carrying value exceeded its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions)	Carrying Value (as of December 31, 2018) (in millions)(1)		Carrying Value (as of December 31, 2017) (in millions) (1)
Navios Tempo	2009	10.3	10.0		10.2
Navios Lapis	2009	10.2	10.0		9.6
Navios Felicitas	2010	11.6	11.3		11.5
Niledutch Okapi (ex Navios Dorado)	2010	11.9	11.7		—
Navios Miami	2009	14.1	14.0	*	—
Navios Unison	2010	50.3	49.3		—
Navios Spring	2007	6.8	6.7		6.8
Navios Summer	2006	8.3	8.1		6.8
Navios Verano	2006	7.9	7.7		6.7
Navios Indigo	2007	6.9	6.6		6.8
Navios Vermilion	2007	9.3	9.1		9.3
Navios Azure	2007	8.3	8.1		8.2
Navios Verde	2007	7.1	6.7		7.0
Navios Domino (ex MOL Dominance)	2008	13.0	8.1		7.7
Navios Dedication (ex MOL Dedication)	2008	13.7	7.9		8.7
Navios Delight (ex MOL Delight)	2008	13.1	6.6		9.4
Navios Amaranth	2007	7.2	6.9		7.2
Navios Amarillo	2007	6.7	6.4		6.6
Navios Destiny (ex MOL Destiny)	2009	15.1	8.0		10.3
Navios Devotion (ex MOL Devotion)	2009	14.5	7.1		11.2
YM Utmost	2006	33.8	33.2	*	—
Navios Unite (ex YM Unity)	2006	33.7	33.1	*	—
Bahamas	2010	13.4	13.4		—
APL Atlanta	2008	24.5	19.2		23.9
APL Denver	2008	24.5	19.1		23.8
APL Los Angeles	2008	25.8	20.4	*	24.0
APL Oakland	2008	25.0	19.6	*	24.0
Bermuda	2010	11.1	11.1		—

		438.1	379.4		239.7

(1)	All amounts include related time charter, if any.

Deferred Drydock and Special Survey Costs: Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the consolidated statement of operations in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

Time Charters at Favorable Terms: When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018.

In November 2018, FASB issued ASU2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842.

The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

Early adoption of recent accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

In July 2018, the FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, through application of the alternative transition method, which is consistent, with the approach the Company has elected under the new revenue standard, and has elected to adopt the practical expedient for lessors to combine lease and non-lease components of revenue earned by its vessels under time charter agreements classified as operating leases. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel, in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. All of the Company’s time charter agreements provide for fixed consideration. The revenue earned under time charter contracts is not negotiated in its two separate components. The Company assessed that the lease component included in its time charter contracts, if accounted separately, would be classified as an operating lease. In addition, the timing and pattern of transfer of the non-lease component and the associated lease component in a time charter are the same.

The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts that is the lease component.

As a result of this adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods (ASC840), including disclosure requirements.

All of the Company’s revenues for the year ended December 31, 2018 derive from time charter agreements that are classified as operating leases.

Adoption of new accounting standards:

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method.

Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.

As a result of this adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

G. Safe Harbor

Please also see the section entitled “Forward-Looking Statements” immediately preceding Part I of this report.

Item 6. Directors, Senior Management and Employees

Set forth below are the names, ages and positions of our directors and executive officers. The business address of each of our directors and executive officers is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, Monaco.

Name	Age	Position
Angeliki Frangou	54	Chairman of the Board of Directors and Chief Executive Officer
Chris Christopoulos	42	Chief Financial Officer
George Achniotis	54	Executive Vice President—Business Development
Vasiliki Papaefthymiou	50	Secretary
Efstratios Desypris	46	Director
Konstantinos Maratos	47	Director
Ted C. Petrone	64	Director
Ifigeneia Tzavela	57	Director
Stefan Kuch	65	Director
Vasilios Mouyis	56	Director

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Partners (NYSE: NMM), an affiliated limited partnership, since August 2007, Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since March 2008. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Since 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Chris Christopoulos has been our Chief Financial Officer since our inception. Mr. Christopoulos has been Senior Vice President—Financial Business Development of Navios Corporation since joining the Navios Group in 2017. Mr. Christopoulos has over 15 years of experience in financial markets and shipping. Before joining us he was a Director in the investment banking division of Bank of America Merrill Lynch where he led the origination, structuring and execution of advisory and capital markets transactions for companies in the transportation sector. Previously he was part of the gaming, leisure and transportation investment banking team at Merrill Lynch, and the industrials investment banking team at CIBC World Markets which he joined in 2004. Mr. Christopoulos received a bachelor of arts degree in Economics from Yale University.

George Achniotis has been our Executive Vice President—Business Development since our inception. Mr. Achniotis is currently Chief Financial Officer of Navios Holdings and previously served as Senior Vice President—Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President—Business Development of Navios Partners, a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Containers. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Vasiliki Papaefthymiou has been our Secretary since our inception. She has been Executive Vice President—Legal and a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has also held various officer and director positions at Navios Acquisition, Navios Partners, Navios Midstream and Navios South American Logistics. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Efstratios Desypris was appointed a member of our board of directors by our general partner effective upon our conversion into a limited partnership. Mr. Desypris is the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010, and Chief Financial Controller of Navios Holdings, the Company’s sponsor, since May 2006. He also serves as a Director and the SVP—Strategic Planning of Navios South American Logistics Inc and as a Director in Navios Europe. Before joining the Navios Group, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Konstantinos Maratos has been a member of our board of directors since our inception. Mr. Maratos is currently a Managing Director for a Swiss bank in London, prior to which he worked for both Barclays Bank and Eurobank EFG in the private banking area. Mr. Maratos is a Visiting Professor and Visiting Lecturer on topics such as economics and wealth management for King’s College and a former Visiting Professor and lecturer for Queen Mary in London. Mr. Maratos holds both a B.Sc. in Economics and Politics and a M.Sc. in Financial Management from the University of London, together with a CFA qualification. Mr. Maratos is an independent director of the Company, member and chairman of our Audit committee and a member and chairman of our Conflicts committee.

Ted C. Petrone has been a member of our board of directors since our inception. Mr. Petrone has been a member of the Board of Directors of Navios Acquisition since its inception and was also President from its inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently also serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 42 years, 38 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Ifigeneia Tzavela has been a member of our board of directors since our inception. Upon receiving her M.B.A., Ms. Tzavela joined INTEC S.A., a company specializing in the Petroleum Refining and Marine Industries in Greece. Beginning as a Sales Manager with the firm, Ms. Tzavela rose to Managing Director and co-owner of the Company, a title she has held since 1998. Ms. Tzavela received her B.Sc. in Chemistry from the National Kapodistrian University of Athens and her M.B.A. from Stern School of Business at New York University in 1988. Ms. Tzavela is a member of our Conflicts committee and is an independent director.

Stefan Kuch has over 32 years of experience in finance and ship finance, having served in senior leadership positions in the shipping division of Commerzbank AG, one of Germany’s leading financial institutions. He also served as Managing Director of Hanseatic Ship Asset Management GmbH, a vessel-owning company within the Commerzbank Group. Mr Kuch is a member of our Audit committee and is an independent director.

Vasilios Mouyis has over 28 years of experience in chartering and ship brokerage. He is the co-founder and managing director of Doric Shipbrokers S.A., a ship brokering firm. Previously, Mr. Mouyis served as a chartering broker at Clarkson’s Plc South African office, formerly known as Afromar Pty Ltd. He is also a panelist for the Handysize index of the Baltic Exchange, London. Mr Mouyis is a member of our Conflicts and Audit committees and is an independent director.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse the Manager and certain affiliates for expenses incurred pursuant to the management and Administrative Services Agreement we entered into with the Manager. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, no amounts were paid to the General Partner.

Officers’ Compensation

We were formed in April 2017. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on Company matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners.

For the years ended December 31, 2018, and for the period from April 28, 2017 (date to inception) to December 31, 2017, the fees charged by the Manager for administrative services were $6.6 million and $1.9 million, respectively.

Compensation of Directors

Our officers who also serve as our directors will not receive additional compensation for their service as directors. Non-management directors receive a director fee of $0.04 million per year. Ms. Frangou receives a fee of $0.15 million (following our listing on the Nasdaq Global Select Market on December 10, 2018) per year for acting as a director and as our Chairman of the Board. The Chairman of our audit committee receives an additional fee of $0.02 million per year and the Chairman of our conflicts committee receives an additional fee of $0.02 million (following our listing on the Nasdaq Global Select Market on December 10, 2018) per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, the aggregate compensation paid to our directors was approximately $0.1 million and $0.1 million, respectively.

C. Board Practices

Our partnership agreement provides that our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis and such delegation will be binding on any successor general partner of the partnership. Our General Partner, Navios Maritime Containers GP L.L.C., is wholly owned by Navios Holdings. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our executive officers and three of our directors also are executive officers, directors and/or affiliates of Navios Holdings and our Chief Executive Officer is also the Chairman and Chief Executive Officer of Navios Acquisition, Navios Partners and Navios Holdings.

Our board of directors consists of seven members appointed by Navios Holdings. Following our first annual meeting of unitholders in 2019, our board of directors will consist of seven members, three persons who will be appointed by our General Partner in its sole discretion and four who will be elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. The directors elected by our common unitholders will be divided into three classes: Class I, comprised of two elected directors, Class II, comprised of one elected director, and Class III, comprised of one elected director. The successors of the initial members of our board of directors shall be appointed or elected, as the case may be, as follows: (i) our General Partner will appoint its three appointed directors on the date of our 2019 annual meeting of unitholders and each appointed director shall hold office until his or her successor is duly appointed by the General Partner and qualified or until his or her earlier death, resignation or removal; and (ii) the Class I elected directors will be elected at our 2019 annual meeting for a one-year term expiring on the date of the first succeeding annual meeting, the Class II elected director will be elected at our 2019 annual meeting for a two-year term expiring on the second succeeding annual meeting and the Class III elected directors will be elected at our 2019 annual meeting for a three-year term expiring on the third succeeding annual meeting, in each case by a plurality of the votes of the outstanding common units present in person or represented by proxy at our 2019 annual meeting with each outstanding common unit having one vote. At each annual meeting of unitholders after our 2019 annual meeting, elected directors so classified who are elected to replace those whose terms expire at such annual meeting will be elected to hold office until the third succeeding annual meeting. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 25% of the outstanding common units. We intend to hold our 2019 annual meeting in due course.

With respect to our corporate governance, there are several significant differences between us and a domestic issuer in that the Nasdaq Global Select Market does not require a listed limited partnership like us to have a majority of independent directors on our board of directors, although we do have a majority independent board of directors, or to establish a compensation committee or a nominating/corporate governance committee.

Three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The members of our conflicts committee are Vasilios Mouyis, Ifigeneia Tzavela and Konstantinos Maratos, who acts as Chairman. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unit holders.

In addition, we have an audit committee of at least three directors who meet the independence criteria for audit committee members applicable to foreign private issuers, comprised of Stefan Kuch, Vasilios Mouyis and Konstantinos Maratos, who acts as Chairman. Konstantinos Maratos qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Employees of the Manager, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Chris Christopoulos, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Holdings and Navios Partners. While the amount of time each of them allocate between our business and the business of Navios Holdings, Navios Partners and Navios Acquisition varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

Our officers and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios Holdings, Navios Partners and Navios Acquisition. We intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Our General Partner owes a fiduciary duty to our unitholders, subject to limitations. Our General Partner is liable, as General Partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our General Partner.

Whenever our General Partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our General Partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership. Actions of our General Partner, which are made in its individual capacity, are made by Navios Holdings as sole member of our General Partner.

D. Employees

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement; therefore Navios Containers does not employ additional staff. The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian, Romanian, Myanmar, Korean and Sri Lanka Officers and Filipino, Georgian, Romanian, Ethiopian, Indian, Ukrainian and Myanmar seamen/ratings. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. — Major Unitholders and Related Party Transactions”.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 4, 2019, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 3, 2019 (60 days after March 4, 2019) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Owned” is based on all outstanding common units (34,603,100). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1) (2)	*	*
Chris Christopoulos	—	—
George Achniotis (1) (2)	*	*
Vasiliki Papaefthymiou(1) (2)	—	—
Efstratios Desypris(1)	—	—
Konstantinos Maratos	—	—
Ted C. Petrone	*	*
Ifigeneia Tzavela	—	—
Stefan Kuch	—	—
Vasilios Mouyis	—	—
All directors and executive officers as a group (ten (10) persons)(3)	*	*

*	Less than 1%
(1)

Excludes units owned by Navios Partners, on the board of which our Chief Executive Officer, Angeliki Frangou serves. In addition, Ms. Frangou is Navios Partners’ Chief Executive Officer, our Executive Vice President – Business Development, George Achniotis, is Navios Partners’ Executive Vice President – Business Development and Director, our Secretary, Vasiliki Papaefthymiou, is Navios Partners’ Secretary and our director, Efstratios Desypris, is Navios Partners’ Chief Financial Officer.

(2)

Excludes units owned by Navios Holdings, on the board of which our Chief Executive Officer, Angeliki Frangou, our Secretary, Vasiliki Papaefthymiou and our Executive Vice President—Business Development, George Achniotis, all serve. In addition, Ms. Frangou is Navios Holdings’ Chairman of the Board and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President, Legal and Director and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.

(3)	Each director, executive officer and key employee, beneficially owns less than one percent of the outstanding common units.

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 4, 2019, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 3, 2019 (60 days after March 4, 2019) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (34,603,100).

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Partners (1)	11,592,276	33.5%
Evermore Global Advisors, LLC(2)	5,048,652	14.6%
Mangrove Partners Master Fund, Ltd(3)	3,065,210	8.9%
683 Capital Management, LLC(4)	1,956,583	5.7%

(1)

The business address of the reporting person is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. The foregoing information was derived from a Schedule 13D filed with the SEC on December 11, 2018.

(2)	The business address of the reporting person is 89 Summit Avenue, Summit NJ 07901. The foregoing information was derived from a Schedule 13G filed with the SEC on January 3, 2019.
(3)

The business address of the reporting person is Corporate Services, Ltd., PO Box 309 Ugland House, S. Church, Street George Town Grand Cayman, Cayman Islands, E9 KY1-1104. The foregoing information was derived from a Schedule 13G filed with the SEC on February 7, 2019.

(4)	The business address of the reporting person is 3 Columbus Circle, Suite 2205 New York NY 10019. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 14, 2019.

B. Related Party Transactions

Following our conversion from a corporation into a limited partnership, Navios Holdings, as our general partner, has exclusive management authority over our operations, controls the appointment of all of our directors (until the election of four of our directors at our annual meeting expected to occur later this year) and has veto rights over certain significant actions we may take. In addition, Navios Holdings owns 1,263,276 common units, representing an approximately 3.7% limited partner interest in us. Navios Partners, an affiliate of Navios Holdings, owns 11,592,276 common units, representing an approximately 33.5% limited partner interest in us.

Registration Rights Agreements

Under the limited partnership agreement, we have granted registration rights to our general partner, our Chairman and CEO, Angeliki Frangou, and any of their current or future affiliates.

Stock Purchase Agreement

On June 7, 2017, we entered into a stock purchase agreement with Navios Partners and Navios Partners Containers Inc., a wholly-owned subsidiary of Navios Partners. Pursuant to the stock purchase agreement, we purchased all of the shares of common stock of Navios Partners Containers Finance Inc. (“Navios Containers Finance”), a wholly-owned subsidiary of Navios Partners, which had acquired five vessels from Rickmers Trust and had the right to acquire nine additional vessels from Rickmers Trust. Under the Stock Purchase Agreement we paid an aggregate consideration of $118.0 million, of which $24.0 million was in the form of a seller’s credit from Navios Partners for a period of up to 90 days at LIBOR plus 375 bps.

Pursuant to the Stock Purchase Agreement, Navios Partners agreed to indemnify us with respect to the initial five vessels that it owned prior to the sale of those vessels to us, up to $5.0 million for certain environmental losses; losses relating to our ability to own our operate the vessels; and certain tax liabilities.

Omnibus Agreement

On June 7, 2017, we entered into an Omnibus Agreement with Navios Acquisition, Navios Holdings, Navios Partners and Navios Containers Finance The following discussion describes certain provisions of the Omnibus Agreement.

•	Noncompetition

Under the Omnibus Agreement, Navios Holdings and the controlled affiliates (other than us, our general partner, Navios Containers Finance and our subsidiaries) of Navios Holdings, Navios Acquisition and Navios Partners (together the “Navios Maritime Entities”), agreed not to acquire any containerships. However, this restriction will not prevent such entities from:

(1) owning a containership that was already owned by such Navios Maritime Entity at the time of the agreement;

(2) acquiring a containership if such Navios Maritime Entity offers to sell it to us for fair market value in accordance with the procedures established in the agreement;

(3) acquiring a non-controlling interest in any company, business or pool of assets;

(4) acquiring or owning a containership if we do not fulfill our obligations under any written agreement with Navios Partners that requires us to purchase such containership;

(5) acquiring or owning a containership that is subject to an offer to sell such containership to us, as described in paragraph (2), pending our determination whether to accept such offers and pending the closing of any offers we accept;

(6) providing ship management services relating to any vessel whatsoever; or

(7) acquiring or owning a containership if we have previously advised such Navios Maritime Entity that we consent to such acquisition or ownership.

In addition, under the Omnibus Agreement, we and our subsidiaries agreed to acquire, own, operate or charter only containerships (any vessels that are not containerships will in the following be referred to as the “Non-Restricted Vessels”). This restriction will not prevent us or any of our subsidiaries from:

(1) acquiring a Non-Restricted Vessel as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels, provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to a Non-Restricted Vessel, as determined in good faith by us, we must offer to sell such Non-Restricted Vessel to the Navios Maritime Entities for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Non-Restricted Vessel to the Navios Maritime Entities separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to a Non-Restricted Vessel, as determined in good faith by us, we shall notify the Navios Maritime Entities in writing of the acquisition. The Navios Maritime Entities shall, not later than the 15th calendar day following receipt of such notice, notify us if they wish to acquire the Non-Restricted Vessel forming part of the business or package. If no Navios Maritime Entity notifies us of its intent to pursue the acquisition within 15 calendar days, then the Navios Maritime Entities shall be deemed to have waived the right to acquire such Non-Restricted Vessel pursuant to this paragraph (b).

(2) owning, operating or chartering a Non-Restricted Vessel subject to the offer to the Navios Maritime Entities described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3) acquiring, operating or chartering a Non-Restricted Vessel if the Navios Maritime Entities have previously advised us that they consent to such acquisition, operation or charter; or

(4) acquiring, operating or chartering a Non-Restricted Vessel already owned by us.

Upon a change of control of us or our general partner, the noncompetition provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of Navios Holdings, the noncompetition provisions of the Omnibus Agreement will terminate one year following the date of the change of control of Navios Holdings.

•	Rights of First Offer

Under the Omnibus Agreement, the Navios Maritime Entities granted to us a right of first offer on any proposed sale, transfer or other disposition by the Navios Maritime Entities of any containership owned or acquired by any of the Navios Maritime Entities.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a containership with a non-affiliated third-party, the applicable Navios Maritime Entity will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we and the applicable Navios Maritime Entity will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, the applicable Navios Maritime Entity will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the applicable Navios Maritime Entity than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of Navios Holdings, the right of first offer provisions of the Omnibus Agreement will terminate one year following the date of the change of control of Navios Holdings.

•	Amendments

The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management Agreement

On June 7, 2017, we entered into a Management Agreement with the Manager, a wholly-owned subsidiary of Navios Holdings, pursuant to which the Manager provides certain commercial and technical management services to us. These services are to be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

The commercial and technical management services include:

•

Commercial and technical management of the vessels: managing day-to-day vessel operations including negotiating charters and other employment contracts with respect to the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support;

•

Vessel maintenance and crewing: including supervising the maintenance and general efficiency of vessels, ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, and negotiating the settlement and payment of all wages; and

•

Purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

The initial term of the Management Agreement expires on June 7, 2022, with respect to each vessel in our initial fleet and all vessels of a similar size and type that we acquire and entrust to the Manager. Pursuant to the terms of the Management Agreement, we are paying the Manager a fixed daily fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until June 2019. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining three years of the term of the Management Agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the fixed fees were determined. Management fees under the Management Agreement for the year ended December 31, 2018, and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $53.8 million and $16.5 million, respectively.

The Management Agreement may be terminated prior to the end of its initial term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the Management Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

•	the other party breaches the agreement in any material respect which remains unremedied;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment, order or decree that materially and adversely affects the other party’s ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•

the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation, is adjudged insolvent or bankrupt or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Management Agreement, the Management Agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365 days’ notice for any reason other than those described above.

In addition to the fixed daily fees payable under the Management Agreement, the Management Agreement provides that the Manager will not be responsible for paying any extraordinary fees and costs resulting from:

•

repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees, agents or subcontractors, unless and to the extent otherwise covered by insurance);

•

any improvement, upgrade or modification to, or structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise; and

•

any increase in administrative costs and expenses or crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel.

Additionally, the Manager is entitled to receive additional remuneration for:

•

time spent on insurance and salvage claims (at a rate of $1,000 per man per day of eight hours) in respect of the preparation and prosecution of claims, the supervision of repairs and the provision of documentation relating to adjustments; and

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year (at a rate of $750 per man per day of eight hours).

We are also required to pay:

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	any significant increase in insurance premiums which are due to factors outside the control of the Manager such as “acts of God”;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	any expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance;

•

any costs, liabilities and expenses similar to those for which the Manager is entitled to remuneration or that we are required to pay that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined; and

•	any hire expense adjustment incurred in connection with any time charter of our containerships to the Navios Maritime Entities or their affiliates.

Under the Management Agreement, neither we nor the Manager will be liable for failure to perform any of our or its obligations, respectively, under the Management Agreement by reason of any cause beyond our or its reasonable control.

In addition, the Manager will have no liability to us for any loss arising in the course of the performance of the commercial and technical management services under the Management Agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability will be limited to $3.0 million for each incident or series of related incidents.

Further, under our Management Agreement, we have agreed to indemnify the Manager and its employees and agents against all actions which may be brought against them under the Management Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action, provided however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the Management Agreement by the Manager.

Administrative Services Agreement

On June 7, 2017, we entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to us. The agreement has an initial term of five years from June 7, 2017.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

•	the other party breaches the agreement in any material respect which remains unremedied;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment, order or decree that materially and adversely affects the other party’s ability to perform the Management Agreement is obtained or entered and not vacated, discharged or stayed; or

•

the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365 days’ notice for any reason other than those described above.

The administrative services include:

•

bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services: assistance with office space, arranging meetings for our common unit holders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•

banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of advisory, clerical and investor relations services to assist and support us in our communications with our common unit holders; and

•	integration of any acquired businesses.

We reimburse the Manager for reasonable costs and expenses reasonably incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Total general and administrative expenses under the Administrative Services Agreement for the year ended December 31, 2018, and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $6.6 million and $1.9 million, respectively.

Under the Administrative Services Agreement, we have agreed to indemnify the Manager, its employees and agents against all actions which may be brought against them under the Administrative Services Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Distribution Policy

Subject to the applicable provisions of the Marshall Islands Act, the Board of Directors may, in its sole discretion, at any time and from time to time, declare, make and pay distributions of cash or other assets of the Company to the partners pro rata and repurchase common units. Any change to our return of capital policy will be subject to a number of factors, including the discretion of our board of directors, Marshall Islands law, our results of operation, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms, contractual restriction, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant by our board of directors. Subject to the terms of any additional Partnership Securities, distributions shall be paid to the Partners in accordance with their respective Partnership Interests as of the Record Date selected by the Board of Directors. Notwithstanding anything otherwise to the contrary herein, the Company shall not make or pay any distributions of cash or other assets with respect to the General Partner Interest (represented by the General Partner Unit).

In March 2019, the Board of Directors authorized a unit repurchase program for up to $10.0 million of the Company’s common units over a one-year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Company’s management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of units of common equity and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of the date of this report, we have not yet purchased any units under this program.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us or that we will make common unit repurchases. Our distribution policy may be changed at any time and is subject to certain risks and restrictions, including:

•

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders or make common unit repurchases due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, capital expenditures or anticipated cash needs.

•

Our distribution policy is affected by restrictions on distributions under our credit facilities. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions or make common unit repurchases that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders or make common unit repurchases, notwithstanding our distribution policy, would be materially adversely affected.

•

Our ability to make distributions to our unit holders or make common unit repurchases depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

•	We have a limited operating history upon which to rely with respect to whether we will have sufficient cash available for cash distributions or common unit repurchases.

Item 9. The Offer and Listing

Prior to our conversion from a corporation to a limited partnership, common shares of Navios Maritime Containers Inc. were traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association. On November 26, 2018, trading of the common shares of Navios Maritime Containers Inc. on the Norwegian OTC List was halted and, effective on the conversion, ceased to be outstanding.

Our common units commenced trading on the Nasdaq Global Select Market (or “NASDAQ”) on December 10, 2018 under the ticker symbol “NMCI”.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1, as amended, filed with the SEC on November 30, 2018: “The Partnership Agreement,” “Description of the Common Units — The Units”, “Conflicts of Interest and Fiduciary Duties” and “Our Distribution Policy.”

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19. Please read “Item 5. Operating and Financial Review and Prospects — Trends and Factors Affecting Our Future Results of Operations — Liquidity and Capital Resources — credit facilities” for a summary of certain contract terms.

•

Supplemental Agreement, dated June 30, 2017, to Facility Agreement, dated May 30, 2008, giving effect to Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

•

Supplemental Agreement, dated July 27, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

•

Supplemental Agreement, dated December 1, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

•

Supplemental Agreement, dated June 29, 2018, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.

•	Facility Agreement, dated July 27, 2017, between Navios Containers and ABN AMRO BANK N.V.

•	Supplemental Agreement, dated December 1, 2017, to the Facility Agreement, dated July 27, 2017, between Navios Containers and ABN AMRO BANK N.V.

•	Supplemental Agreement, dated June 29, 2018, to the Facility Agreement, dated July 27, 2017, between Navios Containers and ABN AMRO BANK N.V.

•	Loan Agreement, dated December 20, 2017, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A. and BNP Paribas.

•

Deed of Accession, Amendment and Restatement, dated September 5, 2018, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A., Crayon Shipping Ltd., Navios Containers, Boheme Navigation Company, Nefeli Navigation S.A. and BNP Paribas.

•	Loan Agreement, dated May 25, 2018, among Nefeli Navigation S.A., the banks and financial institutions listed therein and BNP Paribas.

•	Loan Agreement, dated June 28, 2018, among Fairy Shipping Corporation, Limestone Shipping Corporation, the banks and financial institutions listed therein and HSH Nordbank AG.

•	Omnibus Agreement, dated June 7, 2017, among Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream, Navios Containers, and Navios Partners Containers Finance Inc.

•	Management Agreement, dated June 7, 2017, between Navios Containers and Navios Shipmanagement Inc.

•	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Containers and Navios Shipmanagement Inc.

•	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Containers and Navios Shipmanagement Inc.

•	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Containers and Navios Shipmanagement Inc.

•	Administrative Services Agreement, dated June 7, 2017, between Navios Containers and Navios Shipmanagement Inc.

•

Loan Agreement, dated November 9, 2018, among Afros Maritime Inc., Iliada Shipping S.A., Vinetree Marine Company, Vythos Marine Corp., the banks and financial institutions listed therein and HSH Nordbank AG.

•

Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively.

•

Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the MOL Dedication, MOL Delight, MOL Destiny, MOL Devotion, Navios Domino (ex MOL Dominance) and Navios Verde, respectively.

•

Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Navios Verano and Navios Vermillion, respectively.

D. Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common units.

E. Taxation of Holders

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to beneficial owners of our common units.

This discussion is based upon provisions of the Code, U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this filing and all of which are subject to change or differing interpretations by the Internal Revenue Service (the “IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Containers L.P.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, persons that acquire the common units as compensation or former citizens or long-term residents of the United States) or to persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their shareholders or partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or (iv) beneficial owners of common units that actually or constructively own 2.0% or more (by vote or value) of our common units or are otherwise entitled to claim a “participation exemption” with respect to our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been obtained or will be requested from the IRS, regarding any matter affecting us or holders of our common units. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units.

Each prospective beneficial owner of our common units should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Conversion to a Limited Partnership; Election to be Treated as a Corporation

We were a private corporation incorporated under the laws of the Marshall Islands, Navios Maritime Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Maritime Containers L.P. Navios Maritime Containers L.P. will file an election to be treated as a corporation for U.S. federal income tax purposes, which specified the effective date, November 30, 2018 that is the date of the conversion. Since we expect Navios Maritime Containers L.P. will be treated as a corporation for U.S. federal income tax purposes, among other things, U.S. Holders will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

Distributions

Subject to the discussion below of the rules applicable to a passive foreign investment company (a “PFIC”), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to the common units will be treated as foreign source income and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “non-corporate U.S. Holder”) generally will be treated as “qualified dividend income” that is taxable to such non-corporate U.S. Holder at preferential capital gain tax rates, provided that: (i) subject to the possibility that our common units may be delisted by a qualifying exchange, our common units are traded on an “established securities market” in the United States (such as the Nasdaq Global Select Market where our common units are traded) and are “readily tradeable” on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value) in a common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed under “Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. If Navios Containers were to be considered a CFC, such gain, if any, recognized by a U.S. Holder would be recharacterized as a dividend to the extent of the earnings and profits attributable to such units.

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common units, such U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss indefinitely.

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•

at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•

at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules. The PFIC provisions contain a look-through rule under which we will be treated as earning directly our proportionate share of any income, and owning directly our proportionate share of any assets, of another corporation if we own at least 25% of the value of the stock of such other corporation.

Based on our current and projected methods of operations, we believe that we will not be a PFIC for 2018, and we expect that we will not become a PFIC with respect to any future taxable year. In this regard, we believe that, although there is no authority directly on point and, accordingly, the matter is not free from doubt, (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. Our conclusion is based on our expectations and projections regarding our structure, assets, income and charters and its validity is conditioned on the accuracy of such expectations and projections. We express no belief regarding our PFIC status with respect to any U.S. Holder that acquired common units prior to the listing of the common units on the Nasdaq Global Select Market or any U.S. person that acquired common shares of Navios Maritime Containers Inc.

In addition, our view is based principally on the conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC.

We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. We believe that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

Our view is not binding on the IRS or any court. Thus, there is a possibility that the IRS or a court could disagree with this position. In addition, the determination of whether we are a PFIC in any taxable year is fact specific and will depend upon the portion of our assets (including goodwill) and income that are characterized as passive under the PFIC rules and other factors, some of which may be beyond our control. In particular, because the total value of our assets for purposes of the asset test described above will generally be calculated using the market price of our common units, our PFIC status may depend in large part on the market price of our common units. Accordingly, fluctuations in the market price of the common units may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash generated by our business operations and any net proceeds that we receive from any future financing or capital transactions. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. Further, the PFIC determination is made annually and, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us and the relevant subsidiaries. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, subject to the possibility that our common units may be delisted by a qualifying exchange, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common units owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common units are no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common units would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year, a U.S. Holder would be treated as owning a proportionate amount of any shares that we own, directly or indirectly by application of certain attribution rules, in other PFICs (including any of our subsidiaries, if they are PFICs) and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such PFICs. A mark-to-market election would not be available with respect to the shares of any such lower-tier PFICs. In addition, if we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such common units.

Controlled Foreign Corporation

Currently, Navios Holdings owns 3.7% of our common units and Navios Partners owns 33.5% of our common units. Through so-called downward attribution, U.S. subsidiaries of Navios Holdings and Navios Partners are treated as the constructive owners of these equity interests for purposes of determining whether we are a controlled foreign corporation (a “CFC”). We should be a CFC (or become a CFC in the future) if U.S. Holders (including U.S. subsidiaries of Navios Holdings and Navios Partners), that each own 10% or more of our equity (by vote or value), would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly, or constructively.

The U.S. federal income tax consequences of U.S. holders who at all times own less than 10% of our equity, directly, indirectly, and constructively, should not be affected if we are or were to become a CFC. However, if we are or were to become a CFC, any U.S. Holder who owns 10% or more of our equity (by vote or value), directly, indirectly, or constructively (but not through downward attribution) should be subject to U.S. federal income tax on its pro rata share of our so-called “subpart F” income and should be subject to U.S. federal income tax reporting requirements. Income from our time chartering activities could constitute subpart F income if it were derived from passive rental activities. But, we believe that the income we earn from our time chartering activities should constitute services income, rather than rental income (see U.S. Federal Income Taxation of U.S. Holders – PFIC Status and Significant Tax Consequences). So, we believe that the income we earn from our time chartering activities should not be treated as subpart F income and thus no such U.S. Holder should be subject to U.S. federal income tax on such income, regardless of whether IRS’s position that the Section 883 exemption does not apply to subpart F income is correct. If, contrary, to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption (see Taxation of the Partnership – The Section 338 Exemption). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax. Any U.S. Holder of Navios Containers that owns 10% or more (by vote or value), directly, indirectly, or constructively, of the equity of Navios Containers, should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Containers being treated as a CFC.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers and $125,000 for married persons filing separately). For these purposes, “net investment income” will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

If we were to be treated as a PFIC for any taxable year, solely for purposes of this additional tax, a U.S. Holder who has made a QEF election will generally be required to include in net investment income the amount of dividends (including distributions of previously taxed income), rather than the amount the U.S. Holder is required to include in its gross income under the QEF rules. Additionally, to determine the amount of any net gain attributable to the sale, exchange or other disposition of our common units, solely for purposes of this additional tax, a U.S. Holder who has made a QEF election will generally be required to recalculate its adjusted tax basis in its common units excluding QEF election basis adjustments.

Alternatively, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who made a QEF election may generally make an election to cause the rules applicable to inclusions of income and gain, receipt of distributions and adjustments to tax basis with respect to a QEF to apply for purposes of this additional 3.8% tax. This election is generally required to be made for the first taxable year for which the U.S. Holder is required to include an amount in gross income under the QEF rules with respect to an interest in us and is subject to the additional tax on net investment income (or would be subject to such tax absent this election). Once made, this election is effective with respect to all interests in us held by the U.S. Holder in that year or acquired by the U.S. Holder in future taxable years. U.S. Holders should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder”.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 24%), if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Reeder & Simpson P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH UNITHOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-300 and you may obtain copies at prescribed rates.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses thereby decreasing our income, or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2018, the value of the U.S. dollar as compared to the Euro increased by approximately 4.7% compared with the respective value as of December 31, 2017.

Interest Rate Risk

Borrowings under our credit facilities bear interest at a rate based on a premium over U.S. LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2018, we paid interest on our outstanding debt at a weighted average interest rate of 5.76%. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2018 by $1.7 million. For the period from April 28, 2017 (date of inception) to December 31, 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.20%. A 1% increase in LIBOR would have increased our interest expense for the period from April 28, 2017 (date of inception) to December 31, 2017 by $0.4 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2018, two customers, NOL Liner Pte Ltd and Mitsui O.S.K. Lines Ltd, represented 30.5% and 25.7% of our total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer, Mitsui O.S.K. Lines Ltd, represented 71.0%, of our total revenues. No other customers accounted for 10% or more of total revenue for any of the periods presented.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART  II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The management of Navios Containers, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2018.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the partnership’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Navios Containers’ Audit Committee consists of three independent directors, Konstantinos Maratos, Vasilios Mouyis and Stefan Kuch. The Board of Directors has determined that Konstantinos Maratos qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr.  Konstantinos Maratos is independent under applicable NASDAQ and SEC standards.

Item 16B. Code of Ethics

Navios Containers has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Containers Code of Corporate Conduct and Ethics is available for review on Navios Containers’ website at ww.navios-containers.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2018 and 2017 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. The audit fees for the audit of the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 were $0.3 million and $0.1 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2018 and 2017.

Tax Fees

There were no tax fees billed in 2018 and 2017.

Other Fees

There were no other fees billed in 2018 and 2017.

Audit Committee

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from Navios Containers. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2018.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

On March 4, 2019, we announced that our Board of Directors authorized a unit repurchase program for up to $10.0 million of the Company’s common units over a one-year period. Unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by our management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of units of common equity and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of the date of this report, we have not yet purchased any units under this program.

Please also read “Item 7. — Major Unitholders and Related Party Transactions”.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NASDAQ listing standards. However, we have voluntarily adopted all of the NASDAQ required practices, except we do not have a compensation committee or a nominating/governance committee consisting of independent directors or a compensation committee charter or a nominating/governance committee charter specifying the purpose and responsibilities of the compensation committee and the nominating/governance committee. Instead, all compensation committee and nomination/governance decisions, other than those compensation and nominating decisions dictated by our Partnership Agreement, are currently made by a majority of our independent board members.

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-23.

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Plan of Conversion of Navios Maritime Containers Inc.(1)

1.2	Certificate of Conversion of Navios Maritime Containers Inc. (1)

1.3	Certificate of Limited Partnership of Navios Maritime Containers L.P. (1)

Exhibit Number	Description

1.4	Agreement of Limited Partnership of Navios Maritime Containers L.P. (1)

1.5	Certificate of Formation of Navios Maritime Containers Inc. (1)

1.6	Limited Liability Company Agreement of Navios Maritime Containers GP LLC. (1)

4.1	Supplemental Agreement, dated June 30, 2017, to Facility Agreement, dated May 30, 2008, giving effect to Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V. (1)

4.1.1	Supplemental Agreement, dated July 27, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V. (1)

4.1.2	Supplemental Agreement, dated December 1, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V. (1)

4.1.3	Supplemental Agreement, dated June 29, 2018, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V. (1)

4.2	Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V. (1)

4.2.1	Supplemental Agreement, dated December 1, 2017, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V. (1)

4.2.2	Supplemental Agreement, dated June 29, 2018, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V. (1)

4.3	Loan Agreement, dated December 20, 2017, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A. and BNP Paribas. (1)

4.3.1	Deed of Accession, Amendment and Restatement, dated September 5, 2018, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A., Crayon Shipping Ltd., Navios Maritime Containers Inc., Boheme Navigation Company, Nefeli Navigation S.A. and BNP Paribas. (1)

4.4	Loan Agreement, dated May 25, 2018, among Nefeli Navigation S.A., the banks and financial institutions listed therein and BNP Paribas. (1)

4.5	Loan Agreement, dated June 28, 2018, among Fairy Shipping Corporation, Limestone Shipping Corporation, the banks and financial institutions listed therein and HSH Nordbank AG. (1)

4.6	Omnibus Agreement, dated June 7, 2017, among Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream, Navios Maritime Containers Inc., and Navios Partners Containers Finance Inc. (1)

4.7	Management Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.7.1	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.7.2	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.7.3	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.8	Administrative Services Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.9	Loan Agreement, dated November 9, 2018, among Afros Maritime Inc., Iliada Shipping S.A., Vinetree Marine Company, Vythos Marine Corp., the banks and financial institutions listed therein and HSH Nordbank AG. (1)

4.10.1	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively. (1)

Exhibit Number	Description

4.10.2	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the MOL Dedication, MOL Delight, MOL Destiny, MOL Devotion, Navios Domino (ex MOL Dominance) and Navios Verde, respectively. (1)

4.10.3	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Navios Verano and Navios Vermillion, respectively. (1)

8.1	List of Subsidiaries of Navios Maritime Containers L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2018 and 2017; (ii) Consolidated Statements of Income for each of the years ended December 31, 2018 and 2017; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2018 and 2017; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2018 and 2017; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-225677), as filed with the SEC and hereby incorporated by reference to the Annual Report.

*	Filed herewith

SIGNATURES

Navios Maritime Containers L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Containers L.P.

/s/ Angeliki Frangou
By: Angeliki Frangou
Its: Chairman and Chief Executive Officer

Date: March 8, 2019

INDEX TO FINANCIAL STATEMENTS

Page
Navios Maritime Containers L.P.

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2018 and 2017	F-3

Consolidated Statements of Income for the Year Ended December 31, 2018 and for the Period April 28, 2017 (Date of Inception) to December 31, 2017	F-4

Consolidated Statements of Cash Flows for the Year Ended December 31, 2018 and for the Period April 28, 2017 (Date of Inception) to December 31, 2017	F-5

Consolidated Statements of Changes in Partners’ Capital for the Year Ended December 31, 2018 and for the Period April 28, 2017 (Date of Inception) to December 31, 2017	F-6

Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Containers L.P.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios Maritime Containers L.P. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, changes in partners’ capital and cash flows for the year ended December 31, 2018, and for the period from inception (April 28, 2017) through December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Navios Maritime Containers L.P. at December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from inception (April 28, 2017) through December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we were required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as Company’s auditor since 2018.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 8, 2019

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	2,3	$16,958	$14,221
Restricted cash	2,3	1,934	280
Accounts receivable, net	4	2,643	642
Balance due from related parties, current	12	—	5,643
Inventories		599	536
Other current assets	5	2,903	49
Prepaid expenses		100	—

Total current assets		25,137	21,371

Non-current assets
Vessels, net	6	342,693	177,597
Intangible assets	7	25,350	58,496
Deferred drydock and special survey costs, net		11,386	3,582
Balance due from related parties, non-current	9,12	7,862	5,765
Other long-term assets		1,099	—

Total non-current assets		388,390	245,440

Total assets		$413,527	$266,811

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$3,574	$582
Accrued expenses		2,302	3,934
Deferred income and cash received in advance		2,152	2,544
Balance due to related parties, current		4,065	—
Financial liability short term, net	8,9	7,665	—
Current portion of long-term debt, net	8,9	27,626	42,499

Total current liabilities		47,384	49,559

Non-current liabilities
Long-term financial liability, net of current portion	8,9	78,100	—
Long-term debt, net of current portion	8,9	105,570	76,534

Total non-current liabilities		183,670	76,534

Total liabilities		231,054	126,093

Commitment and contingencies	11	—	—
Partners’ capital
Common unit holders —34,603,100 and 29,148,554 common units issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	16	182,473	140,718
Total Partners’ capital		182,473	140,718

Total liabilities and Partners’ capital		$413,527	$266,811

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Revenue	2	133,921	39,188
Time charter and voyage expenses	2	(4,178)	(1,257)
Direct vessel expenses		(1,314)	(672)
Management fees (entirely through related parties transactions)	12	(53,772)	(16,488)
General and administrative expenses	12	(7,413)	(2,262)
Listing transaction-related expenses	14	(4,990)	—
Depreciation and amortization	6,7	(38,552)	(13,578)
Interest expense and finance cost	8	(11,785)	(2,293)
Interest income		90	25
Other income	5	1,017	7
Other expense		(324)	(32)

Net income		$12,700	$2,638

Net earnings per common unit, basic and diluted	15	$0.38	$0.14
Weighted average number of common units, basic and diluted	15	33,527,135	18,371,855

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars—except for unit data)

	Note	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
OPERATING ACTIVITIES:
Net income		$12,700	$2,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	38,552	13,578
Amortization of deferred financing costs		1,598	430
Amortization of deferred drydock and special survey costs		1,314	225
Changes in operating assets and liabilities:
Increase in accounts receivable		(2,001)	(642)
Decrease/(increase) in balance due from related companies, current		5,643	(5,195)
Increase in inventories		(63)	(536)
Increase in other current assets		(2,854)	(4)
Increase in prepaid expenses		(100)	—
Increase in balance due from related parties, non-current		(2,097)	(5,765)
Increase in other long term assets		(1,099)	—
Increase in accounts payable		2,992	536
(Decrease)/increase in accrued expenses		(1,631)	2,541
Increase/(decrease) in due to related companies		4,065	(1,674)
(Decrease)/increase in deferred income and cash received in advance		(392)	298
Payments for drydock and special survey costs		(9,118)	(3,807)

Net cash provided by operating activities		$47,509	$2,623

INVESTING ACTIVITIES:
Cash acquired through asset acquisition		—	5,433
Acquisition of vessels and time charters at favorable terms	6,7	(170,503)	(254,660)

Net cash used in investing activities		$(170,503)	$(249,227)

FINANCING ACTIVITIES:
Proceeds from long-term debt and financial liability, net	8	216,200	127,760
Repayment of long-term debt and financial liability		(114,255)	(8,340)
Debt issuance costs		(3,615)	(815)
Proceeds from issuance of common units, net of offering costs	15	29,055	142,500

Net cash provided by financing activities		$127,385	$261,105

Net increase in cash and cash equivalents and restricted cash		4,391	14,501

Cash and cash equivalents and restricted cash, beginning of period		14,501	—
Cash and cash equivalents and restricted cash, end of period		$18,892	$14,501

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net		$9,028	$1,599

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars—except for unit data)

		Common unit holders		Total Partners’ Capital
	Note	Units	Amount
Balance April 28, 2017 (date of inception)		—	$—	$—
Proceeds from private placements, net of offering costs	16	29,148,554	142,503	142,503
Deemed distribution		—	(4,423)	(4,423)
Net income		—	2,638	2,638

Balance December 31, 2017		29,148,554	$140,718	$140,718

Proceeds from private placements, net of offering costs	16	5,454,546	29,055	29,055
Net income		—	12,700	12,700

Balance, December 31, 2018		34,603,100	$182,473	$182,473

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated in the Republic of the Marshall Islands on April 28, 2017.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers L.P.” or the “Company”). The Company is a growth vehicle dedicated to the container sector of the maritime industry.

The Company converted the issued common shares to common units at the conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers L.P. The financial statements of the Company have been presented giving retroactive effect to the conversion described above which was treated as a reorganization made within the context of the Company’s above-mentioned transactions.

As of December 31, 2018, Navios Containers L.P. had a total of 34,603,100 common units outstanding. Navios Maritime Partners L.P. (“Navios Partners”) held 11,592,276 common units representing 33.5% of the equity and Navios Maritime Holdings Inc. (“Navios Holdings”) held 1,263,276 common units representing 3.7% of the equity of Navios Containers L.P.

The common units of the Company commenced trading on the Nasdaq Global Select Market on December 10, 2018 under the ticker symbol NMCI.

The operations of the Company are managed by a wholly-owned subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company had no items of other comprehensive income for the year ended December 31, 2018 and for the period April 28, 2017 (date of inception) to December 31, 2017.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Beginning January 1, 2018, the Company adopted ASU 2016-18, “Statements of Cash Flows: Restricted Cash.”

The following table provides a reconciliation of cash and cash equivalents and restricted cash to amounts reported within the audited consolidated balance sheet:

	December 31, 2018	December 31, 2017
Reconciliation of cash and cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	16,958	14,221
Restricted cash	1,934	280

Total cash and cash equivalents and restricted cash	$18,892	$14,501

(b)	Recent Accounting Pronouncements:

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018.

In November 2018, FASB issued ASU2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842.

The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

Early adoption of recent accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

In July 2018, the FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, through application of the alternative transition method, which is consistent, with the approach the Company has elected under the new revenue standard, and has elected to adopt the practical expedient for lessors to combine lease and non-lease components of revenue earned by its vessels under time charter agreements classified as operating leases. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel, in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. All of the Company’s time charter agreements provide for fixed consideration. The revenue earned under time charter contracts is not negotiated in its two separate components. The Company assessed that the lease component included in its time charter contracts, if accounted separately, would be classified as an operating lease. In addition, the timing and pattern of transfer of the non-lease component and the associated lease component in a time charter are the same.

The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts that is the lease component.

As a result of this adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods (ASC840), including disclosure requirements.

All of the Company’s revenues for the year ended December 31, 2018 derive from time charter agreements that are classified as operating leases.

Adoption of new accounting standards:

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method.

Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

As a result of this adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

(c)

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Navios Containers L.P., a Marshall Islands limited partnership, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, units issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned by Navios Containers L.P.

Subsidiaries included in the consolidation:

Company Name	Nature	Effective Ownership Interest	Country of Incorporation	Statements of Operations
				2018	2017
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01—12/31	04/28—12/31
Navios Partners Containers Finance Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	06/07—12/31
Navios Partners Containers Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	06/07—12/31
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	06/07—12/31
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/12—12/31
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/12—12/31
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/17—12/31
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/17—12/31
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	07/25—12/31
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	08/03—12/31
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	08/03—12/31
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	08/03—12/31
Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	08/03—12/31
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	09/27—12/31
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	11/07—12/31
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	11/09—12/31
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	11/23—12/31
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	11/24—12/31
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	12/05—12/31
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	12/08—12/31
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	12/12—12/31
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	12/28—12/31
Nefeli Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	03/13—12/31	—
Fairy Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	07/02—12/31	—
Limestone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	07/02—12/31	—
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	05/31—12/31	—
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	05/14—12/31	—
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	05/14—12/31	—
Vythos Marine Corp.	Operating Company	100%	Marshall Is.	05/31—12/31	—
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	05/31—12/31	—
Vinetree Marine Company	Operating Company	100%	Marshall Is.	04/04—12/31	—
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	05/31—12/31	—

(1)	Currently, vessel-operating company under the sale and leaseback transaction.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(d)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)

Cash and Cash Equivalents: Cash and cash equivalents consist from time to time of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)

Restricted Cash: As of December 31, 2018 and 2017, restricted cash consisted of $1,934 and $280, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain credit facilities of Navios Containers L.P.

(g)

Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through the last date of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(h)	Inventories: Inventories, which are comprised of bunkers (when applicable) on board of the vessels, are valued at cost as determined on the first-in, first-out basis.

(i)

Vessels, net: Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of Company’s containerships based on a scrap value of $340 per lightweight ton, as management believes these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Management estimates the useful life of our vessels to be 30 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(j)

Impairment of Long-Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Company’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then-current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

For the year ended December 31, 2018, the management of Navios Containers L.P. after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook identified impairment indications for 5 of its vessels. In this respect, the Company performed an impairment analysis (step one) to estimate the future undiscounted cash flows for each of these vessels.

The Company determined the undiscounted projected net operating cash flows for each vessel and compared them to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2019 and thereafter assuming an annual increase of 1.0% and a utilization rate of 98.8% based on the fleet’s actual performance for the year ended December 31, 2018.

The assessment concluded that step two of the impairment analysis was not required and that no impairment of vessels existed as of December 31, 2018, as the undiscounted projected net operating cash flows exceeded the carrying values.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the statements of operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

No impairment loss was recognized for the year ended December 31, 2018 and for the period April 28, 2017 (date of inception) to December 31, 2017.

(k)

Deferred Drydock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the consolidated statement of operations in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. The amortization expense for the year ended December 31, 2018 and for the period April 28, 2017 (date of inception) to December 31, 2017 was $1,314 and $225 respectively. Accumulated amortization as of December 31, 2018 and 2017 amounted to $1,539 and

$225, respectively.

(l)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense and finance cost, net in the consolidated statements of income. The total deferred unamortized financing costs, net were $3,644 and $1,627 as of December 31, 2018 and 2017, and were presented net under “Current portion of long-term debt, net”, “Financial liability short term, net”, “Long-term financial liability, net of current portion” and “Long-term debt, net of current portion” in the consolidated balance sheets. Amortization costs for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 were $1,598 and $430, respectively.

(m)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income. The foreign currency losses recognized in the consolidated statement of income for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 was $15 and $3, respectively.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(n)

Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements, the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount within the range. See Note 11, “Commitments and Contingencies” for further discussion. As of December 31, 2018, the amount of $1,002 relating to settlement of outstanding claims was presented under the caption “Other income” of the consolidated statements of income.

(o)

Revenue and Expense Recognition: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from time charter of vessels.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charter agreements, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel whereas voyage expenses primarily consisting of port, canal and bunkers expenses that are unique to a particular charter are paid for by the charterer, except for commissions, which are always paid for by the Company, regardless of charter type.

Expenses related to our revenue-generating contracts are recognized as incurred.

(p)

Deferred Income and Cash Received In Advance: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the charter period.

(q)

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provisions for losses on time charters in progress at year-end and other miscellaneous expenses.

(r)

Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydock and special survey costs of certain vessels of Navios Containers L.P.’s fleet as well as the reactivation cost of laid-up vessels.

(s)

Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities, long-term debt and financial liability. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: The Company’s activities expose it to a variety of financial risks including fluctuations in future time charter hire rates, fuel prices and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables

For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines represented 30.5% and 25.7% of our total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer Mitsui O.S.K. Lines represented 71.0% of our total revenues.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income.

Fair Value Risk: See Note 2(x).

(t)

Income Taxes: The Company is a Marshall Islands limited partnership. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Marshall Islands do not impose a tax on international shipping income. Under the laws of Marshall Islands, the country of the companies’ incorporation and formation and vessels’ registration in addition to Panama and Liberia, the companies are subject to registration and tonnage taxes which have been included in daily management fee.

(u)	Leases: Vessels’ leases, where Navios Containers L.P. is regarded as the lessor, are classified as either finance leases or operating leases based on an assessment of the terms of the lease.

For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to the consolidated statement of income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

For charters classified as operating leases, where Navios Containers L.P. is regarded as the lessor, refer to Note 2(o) “Revenue and Expense Recognition”.

(v)

Accounts Receivable, net: The amount shown as accounts receivable, net, at the balance sheet date, includes trade receivables from charterers for hire. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made for the years presented.

(w)

Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(x)

Time Charters at Favorable Terms: When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of the Company’s vessels and the Company’s weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. For the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 the amortization expense amounted to $33,146 and $13,039, respectively.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31, 2018	December 31, 2017
Cash on hand and at banks	$16,958	$14,221

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

As of December 31, 2018 and 2017, restricted cash amounted to $1,934 and $280, respectively and related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Containers L.P.’s credit facilities.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2018	December 31, 2017
Accounts receivable	$2,643	$642
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$2,643	$642

Financial instruments that potentially subject Navios Containers L.P. to concentrations of credit risk are accounts receivable. Navios Containers L.P. does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: OTHER CURRENT ASSETS

As of December 31, 2018 and 2017, other current assets amounted to $2,903 and $49, respectively, which mainly related to Company’s claims receivable. Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 6: VESSELS, NET

Vessels consist of the following:

Vessels	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Vessel acquisition	$178,136	$—	$178,136
Depreciation	—	(539)	(539)

Balance December 31, 2017	$178,136	$(539)	$177,597
Additions	$170,503	—	$170,503
Depreciation	—	$(5,407)	$(5,407)

Balance December 31, 2018	$348,639	$(5,946)	$342,693

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Acquisition of Vessels

2018

On December 17, 2018, the Company purchased from an unrelated third party the Bermuda, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11,098 (including $398 capitalized expenses).

On December 7, 2018, the Company purchased from an unrelated third party the Bahamas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $13,422 (including $522 capitalized expenses).

In November 2018, Navios Containers Inc. agreed to acquire two 2011-built 10,000 TEU containerships from an unrelated third party for a purchase price of $52,500 each, upon the exercise of Company’s purchase options by January 2019 and February 2019, respectively.

On September 12, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Miami, a 2009-built 4,563 TEU containership, for an acquisition cost of approximately $14,105 (including $205 capitalized expenses).

On July 2, 2018, Navios Containers Inc. purchased from Navios Partners the YM Utmost and the Navios Unite (ex YM Unity), two 2006-built 8,204 TEU containerships, for an aggregate acquisition cost of approximately $67,496 (including $496 capitalized expenses).

On May 30, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Unison, a 2010-built 10,000 TEU containership, for an acquisition cost of approximately $50,318 (including $68 capitalized expenses).

On March 14, 2018, Navios Containers Inc. purchased from an unrelated third party the Niledutch Okapi (ex Navios Dorado), a 2010-built 4,250 TEU containership, for an acquisition cost of approximately $11,931 (including $151 capitalized expenses).

2017

On December 28, 2017, Navios Containers Inc. purchased from an unrelated third party the Navios Felicitas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11,467 (including $17 capitalized expenses).

In December and November 2017, Navios Containers Inc. purchased from an unrelated third party the APL Denver, APL Los Angeles, APL Oakland and APL Atlanta, four 2008-built 4,730 TEU containerships and their charter out contracts, for an acquisition cost of approximately $97,175 (including $375 capitalized expenses). Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition (Note 7).

On November 9, 2017, Navios Containers Inc. purchased from an unrelated third party the Navios Tempo, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $10,274 (including $124 capitalized expenses).

On November 7, 2017, Navios Containers Inc. purchased from an unrelated third party the Navios Lapis, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $9,639 (including $39 capitalized expenses).

On June 8, 2017, Navios Containers Inc. purchased from Navios Partners five containerships and the charter out contracts for a purchase price of $64,000, of which $40,000 was financed through a private placement and the remaining consideration of $24,000 was in the form of a seller’s credit. The acquisition of these five containerships was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition (Note 7). The vessel acquisitions were treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost. The historical cost of the vessels was $32,350 and of the time charters was $26,662. The excess cash over the historical cost of the net assets acquired is a deemed distribution to controlling stockholder and is recorded in stockholders’ equity. These vessels were previously acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”) and were employed on charters with a net daily charter rate of $26,850 which expired in 2018 and early 2019. The working capital acquired for the five vessels was $566. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

In addition, Navios Containers Inc. acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase nine additional containerships for a purchase price of $54,000 plus certain delivery and other operating costs.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

During the third quarter of 2017, Navios Containers Inc. completed the acquisition of the nine additional containerships from Rickmers Trust for a purchase price of $54,000, of which $26,680 was financed through the net proceeds under the bank loans and the remaining consideration of $27,320 through available cash. Initial capitalized costs of $8,105 were also incurred in connection with that acquisition.

NOTE 7: INTANGIBLE ASSETS

Time charters with favorable terms consist of the charter out contracts acquired in relation to containerships purchased and are analyzed as following:

Time charters with favorable terms	December 31, 2018	December 31, 2017
Acquisition cost	$71,535	$71,535
Accumulated amortization	(46,185)	(13,039)

Time charters with favorable terms net book value	$25,350	$58,496

Amortization expense for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $33,146 and $13,039, respectively.

The remaining aggregate amortization of acquired intangibles as of December 31, 2018 was as follows:

Description	Within one year	Year Two	Total
Time charters with favorable terms	19,061	6,289	25,350

Total amortization	19,061	6,289	25,350

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives for time charters with favorable terms are 1.3 years.

NOTE 8: BORROWINGS

Borrowings consist of the following:

Navios Containers credit facilities	December 31, 2018	December 31, 2017
ABN AMRO Bank N.V. $40 million facility	$—	$32,500
ABN AMRO Bank N.V. $71 million facility	—	70,160
ABN AMRO Bank N.V. $50 million facility	50,000	—
BNP Paribas $24 million facility	29,464	18,000
BNP Paribas $25 million facility	23,611	—
HSH $36 million facility	32,000	—

Total loans	$135,075	$120,660
Financial liability	87,530	—
Total borrowings	$222,605	$120,660

Total borrowings	December 31, 2018	December 31, 2017
Total borrowings	$222,605	$120,660
Less: current portion of long-term debt	(27,626)	(42,499)
Less: current portion financial liability	(7,665)	—
Less: Deferred financing costs	(3,644)	(1,627)

Total long-term borrowings, net	$183,670	$76,534

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

ABN AMRO BANK N.V Facilities: On June 29, 2017, the Company entered into a facility agreement with ABN AMRO BANK N.V. (“ABN AMRO”) for an amount of up to $40,000 (divided in three tranches of up to $34,320, $3,180 and $2,500, respectively) to finance part of the purchase price of seven containerships. Pursuant to the supplemental agreement, dated June 29, 2018, the loan bore interest at a rate of LIBOR plus 400 basis points. The facility was repaid in full on November 09, 2018. As of December 31, 2018, there was no outstanding amount under this facility.

On July 27, 2017, the Company entered into a facility agreement with ABN AMRO for an amount of up to $21,000 to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 basis points. The Company has drawn the entire amount under this loan, within the third quarter of 2017, net of the loan’s discount of $315. On December 1, 2017 the Company extended the facility dated July 27, 2017, for an additional amount of $50,000 to finance part of the purchase price of four containerships. Pursuant to the supplemental agreement dated June 29, 2018 the additional loan bears interest at a rate of LIBOR plus 400 basis points. The Company had drawn the entire amount under the additional loan, within the fourth quarter of 2017, net of the loan’s discount of $625. On December 06, 2018, Navios Containers LP refinanced the July 27, 2017 credit facility. As of December 31, 2018, there was no outstanding amount under this facility.

On December 03, 2018, the Company entered into a facility agreement with ABN AMRO for an amount of up to $50,000 divided in two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership and (ii) the second tranche is for an amount of up to $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 basis points. As of December 31, 2018, the company has drawn $50,000 under this facility, net of the loan’s discount of $500. As of December 31, 2018, the outstanding loan amount was $50,000 and is repayable in 16 consecutive quarterly installments, the first four in the amount of $4,000, the fifth in the amount of $3,375 and the subsequent 11 installments each in the amount of $1,650 along with a final balloon payment of $12,475 payable together with the last installment due in December 2022.

BNP Paribas Facilities: On December 20, 2017, the Company entered into a facility agreement with BNP Paribas for an amount of up to $24,000 (divided in four tranches of up to $6,000 each) to finance part of the purchase price of four containerships. This loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2018, the Company had drawn $24,000 under this facility, net of the loan’s discount of $300. As of December 31, 2018, the outstanding loan amount of the three tranches under this facility was $15,428 and is repayable in 16 equal consecutive quarterly installments, each in the amount of $642.9 along with a final balloon payment of $5,142 payable together with the last installment, falling due on December 22, 2022. The outstanding loan amount of the fourth tranche is $5,357 and is repayable in 17 equal consecutive quarterly installments each in the amount of $214.3 along with a final balloon payment of $1,714 payable together with the last installment on February 28, 2023.

In September 2018, the Company entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9,000 to partially finance the purchase price of one containership. The Company drew the entire amount, net of the loan’s discount of $103.5, on September 7, 2018. As of December 31, 2018, the outstanding loan amount of the additional tranche is $8,679 and is repayable in 19 quarterly consecutive installments of $321.5 each plus a balloon installment of $2,570 payable together with the last installment. The additional tranche matures in September 2023 and bears interest at a rate of LIBOR plus 300 basis points per annum.

On May 25, 2018, the Company entered into a facility agreement with BNP Paribas for an amount of up to $25,000, to finance part of the purchase price of one containership. This loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2018, the Company had drawn $25,000 under this facility, net of the loan’s discount of $300. As of December 31, 2018, the outstanding loan amount under this facility was $23,611 and is repayable in 18 equal consecutive quarterly installments, each in the amount of $694.5 along with a final balloon payment of $11,110 payable together with the last installment due in May 2023.

HSH Nordbank AG and Alpha Bank A.E.: On June 28, 2018, the Company entered into a facility agreement with HSH Nordbank AG and Alpha Bank A.E. for an amount of up to $36,000 to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 basis points. As of December 31, 2018, the Company has drawn $36,000 under this facility, net of the loan’s discount of $270. As of December 31, 2018, the outstanding loan amount under this facility was $32,000 and is repayable in 14 consecutive quarterly installments in an amount of $1,200 each together with a final balloon payment of $15,200 payable together with the last installment falling due in June 2022.

On November 9, 2018, the Company entered into a facility agreement with HSH Nordbank AG divided into four tranches of up to $31,800 each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 basis points and commitment fee of 0.75% per annum on the undrawn loan amount. Each tranche of the facility is repayable in 19 consecutive quarterly installments each in an amount of $678 together with a final balloon payment of $18,918 payable together with the last installment falling due in July 2023. No amount has been drawn under this facility as of December 31, 2018.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Financial Liability: On May 25, 2018, the Company entered into a $119,000 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018 Navios Containers L.P. completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018 the Company completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018 the Company completed the sale and leaseback of four additional vessels for $26,700. The Company does not intend to proceed with the sale and leaseback transaction of the four remaining vessels. Navios Containers L.P. is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1,097 each. Navios Containers L.P. also has an obligation to purchase the vessels at the end of the fifth year for $45,100. As of December 31, 2018, the outstanding balance under the sale and leaseback transaction was $87,530.

Amounts drawn under the facilities are secured by first priority mortgages on the Company’s vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit Navios Containers L.P. and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any dividends; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times. Additionally, the facilities require compliance with certain financial covenants including maintenance covenants, such as loan-to-value ratio, minimum liquidity, net worth and ratio of liabilities to assets as defined in the credit facilities. It is an event of default under the credit facilities if such covenants are not complied with.

The Company’s credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 120% to 125%; (ii) minimum free consolidated liquidity of $14,000 as at December 31, 2018 and equal to at least the product of $500 and the total number of vessels as defined in the Company’s credit facilities; (iii) maintain a ratio of liabilities-to-assets (as defined in the credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75,000. Among other events, it will be an event of default under the credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of the Company.

As of December 31, 2018, the Company was in compliance with all of the covenants under all of its credit facilities and sale and leaseback transaction.

The annualized weighted average interest rates of the Company’s total borrowings were 5.76% and 5.20% for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, respectively.

For the year ended December 31, 2018 and for the period from April 28, 2017 to December 31, 2017, interest expense amounted to $10,187 and $1,863, respectively and is included under “Interest expense and finance cost” in the consolidated statements of income.

The maturity table below reflects the principal payments for the next five years of all borrowings of Navios Containers L.P. outstanding as of December 31, 2018 based on the repayment schedules of the respective loan facilities and financial liability (as described above).

Payment due by 12 month period ending	Amount in thousands of U.S. dollars
December 31, 2019	$36,431
December 31, 2020	29,258
December 31, 2021	28,066
December 31, 2022	59,049
December 31, 2023	69,801

Total	$222,605

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 9: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Balance due from related parties, non-current: The carrying amount of due from related parties non-current reported in the condensed consolidated balance sheet approximates its fair value.

Long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Financial Liability: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the financial liability continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$16,958	$16,958	$14,221	$14,221
Restricted cash	$1,934	$1,934	$280	$280
Balance due from related parties, non-current	$7,862	$7,862	$5,765	$5,765
Long-term debt, including current portion, net	$(133,196)	$(135,075)	$(119,033)	$(120,660)
Financial Liability, including current portion, net	$(85,765)	$(87,530)	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$16,958	$16,958	$—	$—
Restricted cash	$1,934	$1,934	$—	$—
Balance due from related parties, non-current(1)	$7,862	$—	$7,862	$—
Long-term debt, including current portion, net(2)	$(135,075)	$—	$(135,075)	$—
Financial Liability, including current portion, net(3)	$(87,530)	$—	$(87,530)	$—

	Fair Value Measurements at December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$14,221	$14,221	$—	$—
Restricted cash	$280	$280	$—	$—
Balance due from related parties, non-current (1)	$5,765	$—	$5,765	$—
Long-term debt, including current portion, net(2)	$(120,660)	$—	$(120,660)	$—

(1)

The fair value of the Company’s receivable from related companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(2)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(3)

The fair value of the Company’s financial liability is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NOTE 10: LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions), for which a charter party has been concluded, is as follows:

Amount in thousands of U.S. dollars
2019	77,359
2020	23,050
2021	9,847
2022	2,484
Thereafter	—

Total minimum lease revenue, net of commissions	$112,740

Revenues from time charters are generally not received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. While the ultimate disposition of these actions cannot be predicted with certainty, management does not believe the outcome, individually or in aggregate, of such actions will have a material effect on the Company’s financial position, results of operations or cash flows.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017 and further amended on April 23, 2018, the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by the Manager is a daily fee of US $6.1 for containerships from 3,000 TEU up to 5,500 TEU and $7.4 for containerships from 8,000 TEU up to 10,000 TEU. This fixed daily fee covers all of our vessels operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. Total management fees included for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, under the respective agreement amounted to $53,772 and $16,488, respectively, and are presented under “Management fees (entirely through related parties transactions)” in the consolidated statements of income.

General & administrative expenses: Pursuant to the Administrative Services Agreement dated June 7, 2017, the Manager also provides administrative services to Navios Containers L.P., which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. Total general and administrative fees charged by the Manager for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $6,638 and $1,868 and are presented under “General and administrative expenses” in the consolidated statements of income.

Balance due from related parties: Balance due from related parties as of December 31, 2018 and December 31, 2017 was $7,862 and $11,408 respectively. As of December 31, 2017, the short-term amounts due from Navios Holdings amounted to $5,643 and the long-term to $5,765. There were no short-term amounts due from Navios Holdings as of December 31, 2018. The balances mainly consisted of special survey and drydocking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties: Balance due to related parties as of December 31, 2018 was $4,065, which represented the current amount payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses. Amounts due to related parties as of December 31, 2017 was $0.

Consideration payable to Navios Partners: The Company used the proceeds of the private placement on June 8, 2017, to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. The payment terms included a $24,000 sellers’ credit by Navios Partners for a period of up to 90 days at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, the Company paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement. As of December 31, 2018 and 2017, the amount due and the interest payable to Navios Partners related to this agreement was $0. Interest expense for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $0 and $189, respectively and is included in “Interest expense and finance cost, net” in the consolidated statements of income.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Acquisition, Navios Holdings and Navios Partners pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with the Company under specified circumstances.

NOTE 13: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

	Year Ended December 31, 2018	Year Ended December 31, 2017
Asia	$108,508	$34,233
Europe	$25,413	$4,955

Total Revenue	$133,921	$39,188

NOTE 14: LISTING TRANSACTION-RELATED EXPENSES

Listing transaction-related expenses for the year ended December 31, 2018 amounted to $4,990 and related to expenses incurred in connection with the Company’s listing on the Nasdaq Global Select Market.

NOTE 15: EARNINGS PER UNIT

The unit and per unit data included in the accompanying consolidated financial statements have been restated for the periods presented to reflect the Company’s conversion to a limited partnership, as discussed in Note 1.

Earnings per unit is calculated by dividing net income available to common unit holders by the weighted average number of common units of Navios Containers L.P. outstanding during the period.

The general partner interest is a non-economic interest, meaning the Company’s general partner, Navios Maritime Containers GP LLC, does not participate in the Company’s distributions, profits or losses by reason of owning its general partner interest.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Numerator
Net income	$12,700	$2,638
Denominator:
Denominator for basic and diluted earnings per common unit—weighted average number of common units	33,527,135	18,371,855
Basic and diluted net earnings per common unit	$0.38	$0.14

NOTE 16: PARTNERS’ CAPITAL

Navios Containers L.P.

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company’s partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Navios Containers Inc.

On June 8, 2017, Navios Containers Inc. closed its private placement and issued 10,057,645 common shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 common shares and Navios Holdings invested $5,000 and received 1,000,000 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

On August 29, 2017, Navios Containers Inc. closed a follow-on private placement and issued 10,000,000 common shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 common shares. Navios Partners and Navios Holdings also received warrants, with a five year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

On November 9, 2017, Navios Containers Inc. closed a follow-on private placement and issued 9,090,909 common shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 1,818,182 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

As of December 31, 2017, Navios Containers Inc. had 29,148,554 common shares of common stock outstanding and a total of 2,477,627 warrants outstanding.

On March 13, 2018, Navios Containers Inc. closed a follow-on private placement and issued 5,454,546 common shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30,000. Navios Partners invested $14,460 and received 2,629,095 common shares and Navios Holdings invested $500 and received 90,909 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

On November 30, 2018, Navios Containers Inc. converted the issued shares of common stock to common units (see Note 1).

Following the private placement and the conversion described above, the Company had a total of 34,603,100 common units outstanding as of December 31, 2018.    Upon the conversion of Navios Maritime Containers Inc. to a limited partnership all of the warrants described above issued to Navios Partners and Navios Holdings expired.

NOTE 17: SUBSEQUENT EVENTS

In March 2019, the Board of Directors authorized a unit repurchase program for up to $10,000 of the Company’s common units over a one-year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Company’s management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of units of common equity and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. The acquisition of the containership will be financed with a: (i) loan of up to $31,800 from a commercial bank; (ii) $5,000 credit by the seller for a period until January 2020; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019.

In January 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. The acquisition of the containership will be financed with a: (i) loan of up to $31,800 from a commercial bank; (ii) $15,000 credit by the seller for a period until December 31, 2019; and (iii) cash on balance sheet. The containership is expected to be delivered to the Company’s owned fleet in the first half of 2019.