Form 20-F
period 2019-12-31
Navios Maritime Containers L.P.
filed 2020-03-18
CIK 1707210

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-38651

Navios Maritime Containers L.P.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Marshall Islands

(Jurisdiction of incorporation or organization)

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Todd E. Mason

Thompson Hine LLP

335 Madison Ave.

New York, NY 10017

todd.mason@thompsonhine.com

(212) 908-3946

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Units	NMCI	Nasdaq Global Select Market

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

•	our ability to execute on a low-cost operating structure;

•	our ability to achieve a return on investment for and to pay cash distributions to our unit holders or make common unit repurchases from our unit holders;

•	the level of trade growth and recovery of charter rates and asset values in the container shipping industry;

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership shipping services;

•	any advantages resulting from our strategic focus on intermediate-size containerships;

•	our ability to leverage the scale, experience, reputation and relationships of Navios Maritime Holdings Inc. (“Navios Holdings”) and our manager Navios Shipmanagement Inc. (the “Manager”);

•	our ability to maintain or develop new and existing customer relationships with existing charterers and new customers, including liner companies;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	future levels of distributions, as well as our distribution policy;

•	our current and future competitive strengths and business strategies and other plans and objectives for future operations;

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

•	our future financial condition or results of operations and our future revenues and expenses, including our estimated cash flow;

•	the loss of any customer or charter or vessel;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification, security and customs inspections;

•	significant changes in vessel performance, including increased equipment breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to maintain long-term relationships with major liner companies;

•	our ability to retain key executive officers and our Manager’s ability to attract and retain skilled employees;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	estimated future acquisition, maintenance and replacement expenditures;

•	future sales of our common units in the public market;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	our performance in safety, environmental and regulatory matters;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for container shipments, either globally or in particular regions;

•	changes in the standard of service or the ability of our Manager to be approved as required;

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

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors”.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical consolidated financial data giving retroactive effect to our conversion from a corporation to a limited partnership described in Note 1 to our consolidated financial statements included herein. The selected historical financial data as of December 31, 2019, 2018 and 2017, for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 have been derived from the audited consolidated financial statements of Navios Maritime Containers L.P. (sometimes referred to as “Navios Containers”, the “Company”, “we” or “us”) included elsewhere in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

Because we were formed in April 2017, we compare the operating results of the year ended December 31, 2019 with the year ended December 31, 2018 and the period from April 28, 2017 (date of inception) to December 31, 2017. We do not have financial results for any historical period that is comparable to the results of our operations for the period from April 28, 2017 (date of inception) to December 31, 2017.

All references to our common units and per unit data included in the selected historical financial data below have been retrospectively adjusted to reflect the conversion ratio of one common share of Navios Maritime Containers Inc. (“Navios Containers Inc.”) for each common unit of Navios Containers in connection with the conversion of Navios Containers Inc. into Navios Containers.

(in thousands of U.S. dollars, except for unit and per unit data)	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Statement of Income Data:
Revenue	$141,532	$133,921	$39,188
Time charter and voyage expenses	(5,754)	(4,178)	(1,257)
Direct vessel expenses	(4,077)	(1,314)	(672)
Management fees (entirely through related parties transactions)	(65,638)	(53,772)	(16,488)
General and administrative expenses	(10,223)	(7,413)	(2,262)
Listing transaction-related expenses	—	(4,990)	—
Depreciation and amortization	(28,647)	(38,552)	(13,578)
Interest expense and finance cost	(16,846)	(11,785)	(2,293)
Interest income	—	90	25
Other income	603	1,017	7
Other expense	(3,443)	(324)	(32)

Net income	$7,507	$12,700	$2,638

Net earnings per common unit, basic and diluted	$0.22	$0.38	$0.14
Weighted average number of common units, basic and diluted	34,603,100	33,527,135	18,371,855

(in thousands of U.S. dollars)	December 31, 2019	December 31, 2018	December 31, 2017
Balance Sheet Data (at period end):
Total current assets	$29,450	$25,137	$21,371
Vessels, net	395,621	342,693	177,597
Total assets	460,302	413,527	266,811
Total current liabilities	71,397	47,384	49,559
Long-term financial liability, net of current portion and net of deferred finance costs	69,863	78,100	—
Long-term debt, net of current portion and net of deferred finance costs	129,062	105,570	76,534
Total Partners’ capital	$189,980	$182,473	$140,718

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Cash Flow Data:
Net cash provided by operating activities	$36,976	$47,509	$2,623
Net cash used in investing activities	(62,513)	(170,503)	(249,227)
Net cash provided by financing activities	24,754	127,385	261,105
(Decrease)/increase in cash and cash equivalents and restricted cash (1)	$(783)	$4,391	$14,501

Other Financial and Operating Data:

(in thousands of U.S dollars except days and per day TCE)	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
EBITDA (2)	$56,639	$64,262	$18,709
Available days (3)	10,261	8,442	2,411
Time Charter Equivalent (TCE) per day (4)	13,232	15,369	15,730

(1)	From January 1, 2018, reflects the adoption of ASU 2016-18.
(2)

EBITDA is a non-GAAP financial measure. For a reconciliation of EBITDA from net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure, refer also to “Item 5. Operating and Financial Review and Prospects — Reconciliation of EBITDA from Net Cash Provided by Operating Activities”.

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

Risks Relating to the Shipping Industry and the Operation of our Vessels

Our profitability and growth depends upon world and regional demand for chartering containerships, and weakness in the global economy may impede our ability to generate cash flows, maintain liquidity and continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates peaked in 2005, with the Clarksons Containership Timecharter Rate Index (a $/day per TEU weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2019, the Containership Timecharter Rate Index stood at 50 points, peaked at 63 in September 2019 and then fell to 55 at the beginning of March 2020.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2018 and is estimated to have increased in 2019. From 2009 to 2011, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. More recently, since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route at a time of increased vessel supply, has resulted in the highest annual scrapping on record. The oversupply in our market continued to prevent any significant rise in time charter rates for both short-term and long-term periods. Additional orders for large and very large containerships have been placed since 2014, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of containerships slowed significantly in 2016 and 2017. Since the middle of 2016, as economic growth returned to world markets and in combination with continued scrapping, time charter rates rose and have remained above their 2016 lows.

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

The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for containership capacity include:

•	global and regional economic conditions;

•	developments in international trade, including the effects of currency exchange rate changes;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials, semi-finished goods or products transported by containerships;

•	the distance containers are to be moved by sea;

•	fuel prices for the bunker fuel used aboard ships;

•	whether the containership is equipped with scrubbers or not;

•	natural or man-made disasters;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate containership capacity on routes;

•	armed conflicts and terrorist activities, including piracy;

•

political, environmental and other regulatory developments, including but not limited to, governmental macroeconomic policy changes, import and export restrictions, trade wars, central bank policies and pollution conventions or protocols;

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

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any replacement or new time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by the abovementioned factors. If the charter market is depressed when our containerships’ time charters expire or when we are otherwise seeking new charters, we may be forced to charter our containerships at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or any future distribution or make our earnings volatile.

An oversupply of containership capacity may depress charter rates, as has happened in the past, or prolong the period of depressed charter rates, and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61.3% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet from 20.8% in August 2015 to an all-time low of 9.6% in October 2019 and stood at 9.8% in March 2020. The orderbook remains significantly skewed towards vessels over 8,000 TEU. An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress the current low charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

The market value of our vessels may fluctuate significantly. If vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

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

Weak economic conditions throughout the world, particularly the Asia Pacific region, renewed terrorist activity, the growing refugee crises, trade wars and protectionist policies, could have a material adverse effect on our business, financial condition and results of operations.

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

Concerns regarding terrorist threats from groups in Europe and the refugee crisis may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of the introduction of impediments to trade within the European Union member countries in response to increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China in containerized form. Political events such as a global trade war between the U.S. and China, or any moves by either China, the United States or the European Union to levy additional tariffs on imported goods carried in containers as part of protectionist measures or otherwise could decrease container shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic or epidemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The continuing refugee crisis in the European Union, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, general political unrest in Ukraine, political tension, continuing concerns relating to Brexit (as defined herein), concerns regarding the recent emergence of the COVID19, and its spread throughout Asia and other parts of the world, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea have led to increased volatility in global credit and equity markets. Further, as a result of the ongoing political, social and economic turmoil in Greece resulting from the sovereign debt crisis and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our Manager located in Greece.

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

Our financial and operating performance may be adversely affected by the recent novel coronavirus outbreak.

Our business could be materially and adversely affected by the outbreak of the recent COVID19. The coronavirus or other epidemics or pandemics could potentially disrupt our operations and significantly affect global markets, affecting the demand for our services, global demand for goods shipped in containers as well as the price of international freights and hires. If the effect of the coronavirus is ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect. The effects of the coronavirus remain uncertain, and should our liner company customers be under financial pressure this could negatively affect our charterers’ willingness to perform their obligations under our time charters. The loss or termination of any of our time charters, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

In addition, certain countries have introduced travel restrictions and adopted certain hygiene measures, including quarantining. European countries have recently adopted more stringent measures to contain the spread of the virus. Any prolonged measure may affect our normal operations and those of our Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our vessels generally.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Weaknesses in demand for container shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect would place our liner company customers under financial pressure. Any declines in demand could result in worsening financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity, the expected entry into service of new technologically advanced containerships, and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time-to-time, we may need to re-charter vessels coming off charter more frequently than some of our competitors, which may have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

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

Our customers in the containership sector consist of a limited number of liner companies. For the year ended December 31, 2019 two customers, NOL Liner PTE Ltd and Hapag-Lloyd AG, represented 30.8% and 17.9% of our total revenues, respectively. For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines represented 30.5% and 25.7% of our total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer, Mitsui O.S.K. Lines represented 71.0% of our total revenues. The tough economic conditions faced by liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and are also resulting in consolidation among liner companies. The number of leading liner companies which are our client base may continue to shrink and we may depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

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

Refer also to “Item 4. Information on the Company — Business Overview — Our Customers”.

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

We rely exclusively on the cash flow generated from charters for our containerships and our fleet is focused on a limited size and type of vessel. Our fleet of 29 containerships 25 are between 3,450 TEU and 4,730 TEU. The number of vessels with 10,000 or more TEU capacity has increased substantially since 2006, and as of March 12, 2020, vessels over 10,000 TEU account for 35% of the world containership fleet in terms of fleet capacity, while vessels above 13,000 TEU represent 28% of fleet capacity. Based on containership order data, we expect the increase in containership vessel capacity will continue. Due to the current evolution to larger vessels there can be adjustments to trade patterns, particularly on the main trade lanes, as smaller replaced ships may cascade down to secondary trade lanes, as long as there is sufficient demand and the physical infrastructure is in place to accommodate them. Therefore, the development of large ships not only impacts the trade lanes in which these ships are used, but the entire maritime containerized transport chain as well. As a result, we cannot assure you that we will be able to successfully renew the charters for our size vessels at favorable rates, if at all, which may have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.

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

We currently have a majority of our vessels on short-term and medium-term charters and we expect to continue to charter a portion of our fleet on short-term to medium-term charters in the future. As a result, the charter rates we obtain are less predictable than rates we would capture under longer-term charters, which may have an adverse impact on our growth. The current time charters for 24 of our 29 containerships, will expire before the end of 2020. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. The current economic conditions have reduced the demand for long-term time charters while the supply of containerships has increased due to newbuilding deliveries and the ongoing consolidation among liner companies. In addition, even if a short-term time charter is secured it may be at unprofitable rates and may not be continuous, leaving the vessels idle for some days in between charters. If there is a downward trend in the market, we expect to have difficulty entering into multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. We would then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or re-finance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a prolonged period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. On January 31, 2020, the United Kingdom withdrew from the European Union (“Brexit”), opening a standstill transition period that is currently set to last until December 31, 2020. The ongoing negotiations surrounding Brexit have yet to provide clarity on what the outcome will be for the United Kingdom or Europe, which could significantly disrupt the free movement of goods, services, and people between the United Kingdom and the European Union. In the United States, the current administration has created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The U.S. presidential administration has stated that it rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The U.S. administration has indicated that it may resort to aggressive tactics, such as the imposition of punitive tariffs, in order to secure achieve these goals in addition to those already implemented.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries such as China and Mexico, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region, including China, to various overseas export markets including the United States and Europe. The ongoing global trade war between the U.S. and China may contribute to an economic slowdown in China. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, while there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform in China, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

Many of our vessels regularly call to ports in China and we have entered into sale and leaseback transactions with Chinese financial institutions. Although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

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

Our fleet of 29 containerships, has an average age of 11.7 years. Refer also to “Item 4. Information on the Company — Business Overview — Our Fleet”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

As noted above, our fleet of 29 containerships, has an average age of 11.7 years. In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage. Refer also to “Item 4. Information on the Company — Business Overview — Our Fleet”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are not employed or are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

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

We expect that our vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows, financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the vessel to the government of such jurisdiction.

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

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Other areas where piracy has affected shipping include the Indian Ocean, the Strait of Malacca, the Arabian Sea, the Mozambique Channel and the Gulf of Guinea. Acts of piracy are a material risk to the international container shipping industry. Our vessels regularly travel through regions where pirates are active. Piracy not only increases our risk of loss of property and the cost of delay or detention, but it may also increase our risk of liability for death or personal injury.We may incur increased insurance premiums for “war risk” coverage or, if such insurance is unavailable, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions and repurchases of common units. While we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Crew and security costs could also increase in such circumstances. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions.

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

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the U.S., the EU and other jurisdictions/authorities.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries, as such sanctions and compliance are described in this report. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties. To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

Considering U.S. as well as EU sanctions and the nature of our business, there is a constant sanction-related risk for us, due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

We constantly monitor developments in the U.S., the EU and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes.

Given our relationship with Navios Partners, and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Holdings (and/or its affiliates) by a governmental or legal authority or others, with respect to sanction matters or any future matter related to regulatory compliance by Navios Holdings (and/or its affiliates) will not have a material adverse impact on our business, reputation or the market price or trading of our common units.

If any of the risks described herein materializes, it could have a material adverse impact on our business and results of operations.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Company. B. Business Overview—Sanction and Compliance”

We are subject to various laws, regulations, and international conventions, particularly environmental and safety requirements, that could require significant expenditures both to maintain compliance with such requirements and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and vessel operation net income

Vessel owners and operators are subject to government regulation in the form of international conventions and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Non-compliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated with such requirements and standards. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. And, claims relating to pollution incidents for knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Comparably, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•

Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;

•

Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports.

•

Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by local and national laws, as well as international treaties and conventions, and implementing regulations related to climate change. Any passage of climate control treaties, legislation, or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate that restricts emissions of greenhouse gases (“GHGs”) could require us to make significant financial expenditures that we cannot predict with certainty at this time. This could include, for example, the adoption of regulatory frameworks to reduce GHG emissions, such as carbon dioxide, methane and nitrogen oxides. The climate change efforts undertaken to date are detailed below.

We cannot predict with any degree of certainty what effect, if any, possible climate change and legal requirements relating to climate change will have on our operations. However, we believe that climate change, including the possible increases in severe weather events, and legal requirements relating to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums and deductibles, and the availability of insurance coverage. As a result, our financial condition could be materially impacted by climate change and related legal requirements.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below. Navios has and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR has become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims, which could have an adverse effect on our business, financial conditions, results of operations and cash flows. Our Company is compliant with applicable GDPR Regulations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

Risks Related to Our Indebtedness

The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

If the market value of our owned vessels decreases, we may be required to record an impairment charge in our consolidated financial statements that, among other things, could cause us to breach covenants contained in our credit facilities, which could adversely affect our results of operations. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt.

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

Our credit facilities and other financing arrangements also require that our vessels comply with the ISM Code and ISPS Code and maintain safety management certificates and documents of compliance at all times. Additionally, our credit facilities and other financing arrangements require compliance with certain financial covenants, including maintenance covenants, such as loan-to-value ratio, minimum liquidity, net worth and ratio of liabilities-to-assets, as defined in the agreements governing our credit facilities. In addition, it is a requirement under our credit facilities that Navios Holdings, Navios Maritime Partners L.P. (“Navios Partners”), Angeliki Frangou and their respective affiliates collectively own at least 20% of us. As of December 31, 2019, Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own approximately 37.2% of us.

A failure to meet our payment and other obligations could lead to defaults under our credit facilities and other financing arrangements. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Cash Sources and Uses”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

As of December 31, 2019, we had outstanding indebtedness of approximately $249.2 million. For additional information, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. We also expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:

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

Our outstanding debt bears interest rates in relation to LIBOR. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether or not LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate our credit agreements that utilize LIBOR as a factor in determining the interest rate. In addition, lenders have recently insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

Risks Inherent in an Investment in Us

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

Our general partner may have conflicts of interest and limited duties, which may permit them to favor their own interests to your detriment.

In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Containers to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The general partner unit, however, does not have the same economic rights as a common unit. The general partner unit will not entitle our general partner to participate in our distributions, profits or losses. The interests of the General Partner may be different from your interests.

As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unit holders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner to pursue a business strategy that favors us;

•

our general partner and our directors have limited liabilities and duties under the laws of the Marshall Islands, while the remedies available to our unit holders are also restricted, and, as a result of purchasing common units, unit holders are treated as having agreed to the limited duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

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

Our partnership agreement limits our general partner’s and our directors’ duties to our unit holders and restricts the remedies available to unit holders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unit holders. Decisions made by our general partner in its individual capacity will be made by its board of directors or members of its management. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or votes upon the dissolution of the partnership;

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unit holders are dissatisfied, they will need a qualified majority of 75% to remove our general partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•

The vote of the holders of at least 75% of all outstanding common units voting is required to remove the general partner. As of December 31, 2019, Navios Holdings and Navios Partners own approximately 37.2% of the total number of common units.

•	Common unit holders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•

Elections of the four directors elected by unit holders in subsequent annual meetings of unit holders will be staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•

A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unit holders may be removed from our board of directors at any time without cause only by the majority vote of the other members of our board and with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding a member of the board of directors has engaged in actual fraud or willful misconduct in his or her capacity as a member of the board of directors. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner.

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

Our relationship with Navios Holdings and Navios Partners

Navios Partners and Navios Holdings are our main unitholders, and their interests may be different from your interests. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unit holders or deprive unit holders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unit holders may in some cases conflict with our interests and the interests of our other unit holders.

Further, certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates and as such they may have duties to make decisions in their best interests of the unitholders of Navios Partners and stockholders of Navios Holdings and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Acquisition, Navios Partners, or Navios Holdings or which otherwise are not in the best interests of us or our unit holders, or may be contrary to our interests. Neither our partnership agreement nor any other agreement requires Navios Partners or Navios Holdings or their affiliates to pursue a business strategy that favors us. Conflicts of interest may arise between Navios Acquisition, Navios Partners, Navios Holdings, or our general partner on the one hand, and us and our unit holders, on the other hand.

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

We depend on the Manager to assist us in operating and expanding our business.

Pursuant to the management agreement (the “Management Agreement”) between us and the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement (the “Administrative Agreement”) between us and the Manager, the Manager provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on the Manager and its reputation and relationships in the shipping industry. If the Manager suffers material damage to its reputation or relationships, it may harm our ability to:

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

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Manager. We pay the Manager, a commercial and technical management fee under the management agreement, as well as an administrative services fee under the Administrative Agreement. For the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 these fees amounted to $73.6 million, or 52.0%, $60.4 million, or 45.1%, and $18.4 million, or 46.9%, of our revenue for such period, respectively.

Pursuant to a management agreement, dated June 7, 2017, as amended on November 23, 2017, April 23, 2018, June 1, 2018 and August 28, 2019, the Manager provides commercial and technical management services to our vessels. The term of the Management Agreement as amended in August 2019, expires in January 1, 2025. During the remaining years of the term of the management agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

In addition, the Manager will provide us with administrative services, pursuant to the Administrative Agreement as amended in August 2019, expiring in January 1, 2025, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability.

If we desire to terminate either of these agreements before its scheduled expiration, we must pay a termination fee to the Manager as per management agreement. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay cash distributions and repurchases of common units to be materially and adversely affected.

Refer also to “Item 5. Operating and Financial Review and Prospects — Vessel Operations” and “Item 7. Major Unitholders and Related Party Transaction — Related Party Transactions”.

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

You may experience future dilution as a result of future equity offerings and other issuances of our common units or other securities, which could also cause the price of our common units to fall.

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

If at any time our general partner and its affiliates, including Navios Partners and Navios Holdings, own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unit holders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Unit holders may also incur a tax liability upon a sale of their units. Navios Holdings and Navios Partners, own approximately 37.2% of our common units.

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

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with Delaware law and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unit holders and the responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unit holders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unit holders of a similarly organized limited partnership in the United States.

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

Prior to December 10, 2018, the date on which our common units began trading on the Nasdaq Global Select Market, we were not responsible for the additional costs associated with being a U.S. publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our historical consolidated financial statements may not be indicative of our future performance as a publicly-traded company. We cannot assure you that our operating results will continue at a similar level when we are a publicly-traded company. For additional information about our past financial performance and the basis of presentation of our consolidated financial statements, see “Item 3. Key Information — Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto included elsewhere in this annual report.

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unit holders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (1) at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. Furthermore, the U.S. Department of Treasury issued proposed regulations in July 2019 that impact these tests, and the proposed regulations may be finalized in 2020. U.S. unit holders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, and an opinion of counsel, we believe that we will not be a PFIC for our current taxable year, and we expect that we will not become a PFIC with respect to any future taxable year. In this regard, we expect that all of the vessels in our fleet will be engaged in time chartering activities, and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service (the “IRS”), will accept our position. We express no belief regarding our PFIC status with respect to any U.S. Holder that acquired common units prior to the listing of the common units on the Nasdaq Global Select Market or any U.S. person that acquired common shares of Navios Containers Inc.

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

Refer also to “Business—Taxation of the Company”.

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

We believe we can conduct our activities in such a manner that our unit holders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any particular country, including Greece, will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the Management Agreement and the Administrative Agreement we entered into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Item 4. Information on the Company

A. History and Development of the Company

Navios Containers Inc. was incorporated on April 28, 2017 under the laws of the Republic of the Marshall Islands and has its principal offices located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership named Navios Maritime Containers L.P. under the laws of the Republic of the Marshall Islands. Navios Containers is a growth vehicle dedicated to the container sector of the maritime industry.

The issued common shares of Navios Containers Inc. were converted to common units at the conversion ratio of one common share of Navios Containers Inc. for one common unit of Navios Containers.

As of December 31, 2019, Navios Containers had a total of 34,603,100 common units outstanding. Navios Partners held 11,592,276 common units representing 33.5% of the outstanding common units and Navios Holdings held 1,263,276 common units representing 3.7% of the outstanding common units of Navios Containers.

The common units of Navios Containers commenced trading on the Nasdaq Global Select Market on December 10, 2018 under the ticker symbol “NMCI”.

The operations of Navios Containers are managed by the Manager, from its offices in Greece, Singapore and Monaco.

Equity Offerings and Issuances

On March 13, 2018, Navios Containers Inc. closed a follow-on private placement and issued 5,454,546 common shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30.0 million. Navios Partners invested $14.5 million and received 2,629,095 shares and Navios Holdings invested $0.5 million and received 90,909 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

On November 9, 2017, Navios Containers Inc. closed a follow-on private placement of 9,090,909 common shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 1,818,182 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On August 29, 2017, Navios Containers Inc. closed a follow-on private placement of 10,000,000 common shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 2,000,000 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On June 8, 2017, Navios Containers Inc. closed the initial private placement of 10,057,645 common shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.3 million. Navios Partners invested $30.0 million and received 59.7% of the equity, and Navios Holdings invested $5.0 million and received 9.9% of our equity. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

Upon the conversion of Navios Containers Inc. to a limited partnership, all of the warrants described above issued to Navios Partners and Navios Holdings expired.

Refer also to “Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers”.

Acquisition of Vessels

On April 23, 2019, the Company purchased from an unrelated third party the Navios Constellation, a 2011-built 10,000 TEU containership, for an acquisition cost of $53.4 million (including $0.9 million capitalized expenses), pursuant to the exercise of its purchase option in January 2019, based on the memorandum of agreement entered into in November 2018.

Refer also to “Item 5. Operating and Financial Review and Prospects”.

B. Business Overview

Introduction

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns or operates one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management (via a separate Management Agreement with the Manager), while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses.

Our Fleet

As of March 12, 2020, Navios Containers owned a fleet of 29 vessels totaling 142,821 TEU and an average age of 11.7 years, which is below the current industry average of about 12.8 years as of the beginning of March 2020, according to industry data. Our fleet includes three 3,450 TEU containerships, 22 containerships between 4,250 TEU and 4,730 TEU and four containerships between 8,200 TEU and 10,000 TEU. As of March 12, 2020, we had contracts covering 49.7% and 8.2% of available days for 2020 and for 2021, respectively.

The following table provides summary information about our fleet as of March 12, 2020:

Owned Vessels	TEU	Built	Charter Expiration Date(1)	Charter-Out Rate(2)
Navios Summer (3)	3,450	2006	November 2020	$10,517
Navios Verano (3)	3,450	2006		Spot
Navios Spring (3)	3,450	2007	April 2020	$8,888
Navios Vermilion (3)	4,250	2007	May 2020	$12,588
Navios Indigo (3)	4,250	2007	March 2020	$12,898
Navios Amaranth (3)	4,250	2007	March 2020	$13,427
Navios Amarillo (3)	4,250	2007	June 2020	$12,113
Navios Verde (3)	4,250	2007	September 2020	$11,850
Navios Azure (3)	4,250	2007	March 2020	$11,850
Navios Domino (3)	4,250	2008	April 2020	$13,253
			May 2020	$11,400
Navios Dedication (3)	4,250	2008	September 2020	$12,063
Navios Delight (3)	4,250	2008	July 2020	$9,134
Navios Destiny (3)	4,250	2009		Spot
Navios Devotion(3)	4,250	2009	April 2020	$8,203
Navios Lapis	4,250	2009	December 2020	Index	(5)
Navios Tempo	4,250	2009	July 2021	Index	(5)
Navios Dorado	4,250	2010	January 2021	$13,776
Navios Felicitas	4,360	2010		Spot
Bahamas	4,360	2010	April 2020	$10,213
Bermuda	4,360	2010	March 2020	$10,001
			September 2020	$12,359
Navios Miami	4,563	2009	June 2020	$12,541
APL Oakland	4,730	2008	March 2020(4)	$27,156
APL Los Angeles	4,730	2008	April 2020(4)	$27,156
APL Denver	4,730	2008	May 2020(4)	$27,156
APL Atlanta	4,730	2008	June 2020(4)	$27,156
YM Utmost (6)	8,204	2006	April 2020	$21,231
Navios Unite (6)	8,204	2006	April 2021	$23,160
Navios Unison (7)	10,000	2010	May 2019	$26,663
			May 2021	$26,325
			May 2024	$27,300
Navios Constellation (7)	10,000	2011	November 2020	$26,325
			May 2024	$27,300

(1)	Charter expiration dates shown reflect expected redelivery date based on the midpoint of the full redelivery period in the charter agreement, unless otherwise noted.
(2)	Daily charter-out rate, net of commissions where applicable.
(3)	The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel.

(4)	Charter expiration dates shown reflect earliest redelivery date of the full redelivery period in the charter agreement.
(5)	The market rate will be calculated according to the Container Ship Time Charter Assessment Index (ConTex) as published for a 4,250 TEU vessel for a 12 month period.
(6)	The vessel is subject to a sale and leaseback transaction with a Chinese financial institution for a period of up to five years, at which time we have an obligation to purchase the vessel.
(7)	The vessel is subject to a sale and leaseback transaction with a Chinese financial institution for a period of up to seven years, at which time we have an obligation to purchase the vessel.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:

•

Strategically Focused Fleet of Intermediate-Size Containerships. We are one of the largest independent owners of quality intermediate-size containerships that are between 3,000 and 10,000 TEU in capacity. We believe this sector size currently demonstrates the best relative fundamental outlook based on current market dynamics and is where we see significant demand from our customers. We believe our fleet of intermediate-size containerships provides us a competitive advantage when chartering these vessels with liner companies because we believe these vessels are well positioned to withstand recent disruptions in the containership trade, such as the recent expansion of the Panama Canal, and to capitalize on the redeployment of containerships across trade lanes as recent deliveries of containership newbuildings have been dominated by the largest-size containerships. Trade volumes continue to grow more rapidly on North-South and intra-regional trade lanes which traditionally have been served by intermediate-size and smaller containerships at the same time that net fleet growth, deliveries and the orderbook for intermediate-size containerships remain low. All of our 25 Baby Panamaxes are of a shorter length and have a shallower draft, which we believe allows them to be more versatile and capable to be deployed in these trade lanes post-Panama Canal expansion. For example, vessels between 4,000 and 5,100 TEU have seen the highest increase in their share of the deployment capacity in intra-Asia, growing from 13% of the capacity in 2012 to approximately 24% of the capacity as of February 2020, according to Alphaliner. During the same period, the share of capacity in intra-Asia by vessels between 100 and 999 TEU and 1,000 and 1,999 TEU has declined considerably.

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

•

Well-Positioned to Pursue Acquisitions. We believe that our liquidity, low leverage and access to bank financing and the capital markets through our relationships with Navios Holdings and our Manager positions us with ship brokers, financial institutions and shipyards as a favored purchaser of quality containerships and will allow us to make additional near-term accretive acquisitions as quality secondhand vessel values remain below their historical 15-year averages. We intend to monitor vessel values and charter rates and expect to continue to pursue acquisitions that are consistent with our investment criteria. We will also have a right of first refusal as to all containerships owned or acquired by Navios Holdings, Navios Partners or Navios Acquisition which provides us with a preferred position for acquisition opportunities as to a large fleet of containers.

•

Experience Across Sectors and Growing Through Cycles. Executives of Navios Holdings and our Manager have substantial experience with investing in and operating fleets in the drybulk, tanker and containership sectors. We believe that the strong reputations and relationships they have developed in these industries and with major financial institutions will continue to provide us with access to distressed situation transactions, vessel acquisition and employment opportunities, as well the ability to access financing to grow our business.

•

Scale and Cost-Efficient Operations of our Manager. We believe that the Manager provides us with operational scale, geographical flexibility and market-specific experience and relationships, which will allow us to manage our vessels in an efficient and cost-effective manner. By leveraging the Manager’s established operating platform, we are able to take advantage of a disciplined management team that has been tested through multiple shipping cycles.

Business Strategies

Our primary objectives are to continue to profitably grow our business, increase distributable cash flow per unit and maximize value to our unit holders by pursuing the following strategies:

•

Continue to Capitalize on Low Vessel Prices to Pursue Accretive Acquisitions. We are focused on continuing to purchase containerships at favorable prices. We intend to grow our fleet using Navios Holdings’ and our Manager’s global network of relationships and long experience in the maritime industry to make selective acquisitions of quality, second-hand containerships. We believe that the recent developments in the container shipping industry have created significant opportunities to acquire vessels at near historically low prices on an inflation adjusted basis and we will analyze acquisitions based on whether they meet targeted return thresholds and are accretive to cash flow in addition to meeting our strategy of targeting intermediate-size containerships. As a recently formed company without a legacy fleet of highly leveraged vessels, we believe we are well-positioned to take advantage of the significant opportunities created by the developments in the container shipping sector.

•

Continue to Actively Manage our Charter Portfolio. We intend to deploy our vessels on a mix of short-term, medium-term and long-term time charters, to leading liner companies according to our continuing assessment of market conditions. We believe that our chartering strategy will afford us opportunities to capture increased profits during strong charter markets while benefiting from the relatively stable cash flows and high utilization rates associated with longer-term time charters. We believe our strategy will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

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

•

Provide Superior Customer Service with High Standards of Performance, Reliability and Safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ and our Manager’s excellent vessel safety record, compliance with rigorous health, safety and environmental protection standards, operational expertise and customer relationships to further expand a sustainable competitive advantage and consistent delivery of superior customer service.

Our Customers

We provide or we will provide seaborne shipping services under short-term and medium-term time charters, as well as some long-term time charters, with customers that we believe are creditworthy. For the year ended December 31, 2019 two customers, NOL Liner PTE Ltd and Hapag-Lloyd AG, represented 30.8% and 17.9% of our total revenues, respectively. For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines represented 30.5% and 25.7% of our total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer Mitsui O.S.K. Lines represented 71.0% of our total revenues. No other customer accounted for 10% or more of total revenues for the periods presented.

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

Competition

The global container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 655 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,374 vessels, aggregating approximately 23.0 million TEU as of March 12, 2020. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and independent containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control, through vessel ownership and/or time charters, fleets of 92 vessels or more: AP Moller, China COSCO Shipping, Mediterranean Shipping Co. (MSC), CMA CGM, Evergreen, Pacific International Lines, Seaspan, Hapag Lloyd, Imabari Shipbuilding and Wan Hai Lines. There are about 40 owners known to control, through vessel ownership and/or time charters, fleets of between 27 and 82 vessels. Liner companies, who control the movement of containers on land and at sea, own vessels directly and also charter-in vessels on short- and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but unlike the liner companies, do not control the movement of any containers. These owners/managers are often called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Seaspan, Costamare and others, including us, are tonnage providers.

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

Time Charters

Overview

We provide or we will provide seaborne shipping services under short-term and medium-term time charters, as well as some long-term time charters, with customers that we believe are creditworthy. A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. Under a time charter the charterer pays substantially or all of the voyage expenses, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, garbage fees, agency fees, but excluding charter brokerage commissions. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and charter brokerage commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating under short-term charters under market rates during periods characterized by favorable market conditions. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis reflecting changes in spot charter rates, expectations about future charter rates and other factors. The degree of volatility in time charter rates is lower for longer term time charters as opposed to shorter term time charters.

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

Inspections

Our Manager carries out ship audits and inspections on a regular basis. The results of these audits and inspections, which are conducted both in port and underway, result in reports containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Our manager is in frequent contact with our vessels and updates compliance programs as needed based on changes to applicable regulations or their interpretation. Based in part on these evaluations, our Manager creates and implements a program of continuous maintenance for our vessels and their systems.

Inspection by Classification Societies

Every sea going vessel must be inspected and approved by a classification society in order to be flagged in a specific country, obtain liability insurance, and legally operate. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a party. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag State, the classification society will often undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag State or port authority. These surveys are subject to agreements made in each individual case or to the regulations and requirements of the flag State or port authority. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed subject to statutory requirements mandated by SOLAS as follows:

• Annual Surveys. For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

• Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

• Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey under certain conditions. Substantial funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Hull and Machinery and War Risk Insurance

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per containership for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention/loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

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

Our fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $100.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $100.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.10 billion, i.e. $3.10 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks that nonetheless remain uninsured across our businesses are “loss of hire” (except in cases of loss of hire due to war or a piracy event or due to presence or suspected presence of contraband on board), “strikes,” “defense,” and “credit risk. Specifically, we do not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the ship owner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, we arrange war loss of hire insurance to cover up to 270 days of detention/loss of time. When our charterers engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan, our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. However, no vessels in our fleet have called on ports in sanctioned countries or countries designated as state sponsors of terrorism by the U.S. State Department, including Iran, Syria, or Sudan. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

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

Environmental and Other Regulations

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world’s most heavily regulated industries, as it is subject to both Governmental regulation and industry standards. The Governmental regulation to which we are subject include local and national laws, as well as international treaties and conventions, and regulations in force in jurisdictions where our vessels operate and are registered. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. In the United States and, increasingly, in Europe, the national, state, and local laws and regulations are more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties and other requirements could result in sanctions by regulators, possibly fines, penalties, delays, and detention.

The primary areas maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

International Conventions and Standards

The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships; and ship safety and security.

•	MARPOL

The International Convention for the Prevention of Pollution from Ships or “MARPOL” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes concerning operational pollution by oil, noxious liquid substances, harmful substances, sewage, garbage and air emissions. More specifically, these annexes contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements.

Under MARPOL, all of our ships may be required to have an International Oil Pollution Prevention Certificate, an International Sewage Pollution Prevention Certificate, and an International Air Pollution Prevention Certificate issued by their flag States, as well as a Shipboard Oil Pollution Emergency Plan and a Garbage Management Plan, among others, some of which must be approved by their flag States. Certain jurisdictions have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas.

Annex VI has been amended and also was designed to phase in increasingly stringent limits on sulfur emissions. On January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulfur oxides was lowered to 0.5% worldwide.    Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur. As of January 1, 2020, ships must operate on lower sulfur fuel oil with 0.5% sulfur content worldwide (down from previous levels of 3.5%) outside the ECAs. Using low sulfur fuel as a means of compliance may require fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

As previously noted, Annex VI allows for designation, in response to proposals from member parties, of ECAs that impose more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only); the North American ECA (limiting SOx, NOx and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx and particulates). The IMO approved, then adopted in 2017, the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which will take effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels which replace an engine with “non-identical” engines, or install an “additional” engine. Fuel sulfur limits in ECAs are 0.1%.

Despite Annex VI’s extensive regulations, other jurisdictions have taken unilateral approaches to air emissions regulation. For example, the state of California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems. China has also established local emissions control areas. While the Chinese areas are currently consistent with international standards, certain Chinese local emissions control areas may become more stringent than international requirements in the future. Similarly, South Korea has established Port Air Quality Control Zones which will cap the sulfur content of fuel at 0.1% beginning September 1, 2020.

Annex III contains general requirements for the prevention of pollution by harmful substances carried by sea in packaged form. This Annex contains requirements for safe handling of packaged substances that represent a serious risk to the environment, as well as guidelines for identification of harmful substances. For example, any relevant documents, such as the ship’s manifest, identify the substances carried, if any, aboard our vessels. Violations of this Annex may also lead to applicable fines and penalties, as with all MARPOL annexes.

•	Ballast Water

The IMO, the United States, and certain U.S. states have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of February 12, 2020, the BWM Convention had 81 contracting states, representing 81.83% of world gross tonnage. The United States is not party to the BWM Convention.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines, as described below.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey following September 8, 2017 and must comply with IMO discharge standards by the due date for their International Oil Pollution Prevention Certificate renewal survey under MARPOL Annex 1. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. And, recently updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

•	International Convention for Bunker Oil Pollution Damage and Other Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. For example, the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws. The Bunker Convention entered into force in 2008 and imposes strict liability on ship owners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of February 12, 2020, the Bunker Convention had 95 contracting states, representing 92.91% of the gross tonnage of the world’s merchant fleet. In non-contracting States, such as the United States, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

•	International Convention for the Safety of Life at Sea and the International Safety Management Code

Our vessels also must operate in compliance with the requirements set forth in the International Convention for the Safety of Life at Sea, as amended, (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS.

SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry. The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS from the government of each vessel’s flag State. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the flag State for the vessel, under the ISM Code.

Noncompliance with the ISM Code and regulations contained in other IMO Conventions may subject a ship owner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and European Union. Non-compliances identified in port, may lead to delays and detention. Each company’s DOC and each vessel’s SMC must be periodically renewed, and compliance must be periodically verified. The failure of a ship operator to comply with the ISM Code and IMO measures could subject such party to increased liability, decrease available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports.

•	Energy Efficiency and Greenhouse Gas Reduction

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. A major component of this GHG regime is the development of a ship energy efficiency management plan (“SEEMP”), with which vessels across the industry must comply. Vessel SEEMPs were required to be updated by December 31, 2018 to include data collection processes and vessels were required to begin collecting data on fuel oil consumption on January 1, 2019.

•	ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code (“ISPS Code”), which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

Among the various requirements are:

•	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	On-board installation of ship security alert systems;

•	Development of Vessel Security Plans;

•	Appointment of a Ship Security Officer and a Company Security Officer; and

•	Compliance with Flag States security certification requirements.

Applicable U.S. Laws

•	The Act to Prevention Pollution from Ships

The Act to Prevent Pollution from Ships (“APPS”) and corresponding U.S. Coast Guard regulations implement several MARPOL annexes in the United States. Violations of MARPOL, APPS, or the implementing regulations can result in liability for civil and/or criminal penalties. Numerous vessel owners and operators, as well as individual ship officers and shoreside technical personnel have been prosecuted for APPS violations. APPS violations also carry significant fines.

•	Clean Water Act, National Invasive Species Act, Vessel General Permit, and Vessel Incidental Discharge Act.

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages.

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. Environmental Protection Agency (“EPA”) under the CWA. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions in EPA’s Vessel General Permit, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management system authorized or approved by the U.S. Coast Guard. In the near future, ballast exchange will no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under Vessel Incidental Discharge Act (“VIDA”) signed into law on December 4, 2018, which is expected to contain similar requirements.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA requires EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2022 and the U.S. Coast Guard to issue a final rule implementing EPA’s standards by December 4, 2024. Implementation of VIDA is expected to create more uniformity in state and federal regulation of incidental vessel discharges and thus is expected to result in a simplification of the current patch-work of state ballast water regulations in the United States. However, the relevant standards and regulations implementing those standards are expected to take at least until the end of 2024, and it is ultimately unclear what discharge limits may apply to discharges under VIDA, as well as how certain permissible state-specific standards may be implemented.

•	Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from tankers. This regime is set forth in the Oil Pollution Act of 1990, or “OPA.”

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable for all containment and clean-up costs, as well as damages, arising from discharges or substantial threats of discharges, of oil from their vessels unless the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after-the-fact. As such, responsible parties must respond to a spill immediately irrespective of fault.

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on August 13, 2019 to reflect increases in the Consumer Price Index, which resulted in higher liability limits. With this adjustment, OPA currently limits liability of the responsible party for non-tank vessels to $1,200 per gross ton or $997,100, whichever is greater. Under OPA, these liability limits do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. The Certificate of Financial Responsibility (“COFR”) program has been created by the U.S. Coast Guard to ensure that vessels carrying oil as cargo or fuel in the U.S. waters have the financial ability to pay for removal costs and damages resulting from an oil spill or threat of a spill up to their liability limits, which are based on the gross tonnage of our vessels. These limits are subject to annual increases. It is possible for our liability limits to be broken as discussed above, which could expose us to unlimited liability.

A COFR is issued in the name of the company/person financially responsible in the event of a spill or threat of a spill and this is usually the owning company or operator of the vessel. Once they have shown the can pay cleanup and damage costs up to the liability limits required by the OPA, and there is a guaranty issued to back it up provided to the U.S. Coast Guard, the U.S. Coast Guard will issue a COFR. With a few limited exceptions (not applicable to Navios vessels), vessels greater than 300 gross tons and vessels of any size that are transferring oil or cargoes between vessels or shipping oil in the Exclusive Economic Zone (EEZ) are required to comply with the COFR regulations in order to operate in U.S. waters.

The guarantor used throughout the Navios fleet is SIGCO / The Shipowners Insurance and Guaranty Company. SIGCO issues the guaranty noted above and confirms that if the responsible party does not respond to an oil spill or threat of a spill, the guarantor will be called upon to provide the funds to do so. This would be a rare occurrence because any guaranty issued by SIGCO is contingent on protection and indemnity cover.

The COFR is renewed on a three year basis whereas the COFR guaranty is renewed annually. The U.S. Coast Guard checks that a vessel has a valid COFR prior to or upon entering the U.S. waters. Some states have COFR requirements in addition to the federal requirement under OPA, which may be more stringent than the requirement under OPA.

Trading in the United States without a valid COFR may result in the vessel being detained and/or fined USD 47,357.00 per day or prevented from entering US ports or US protectorates, until the COFR is in place. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

In addition to potential liability under OPA, individual states may impose their own and more stringent liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states’ environmental laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements.

•	Comprehensive Environmental Response, Compensation and Liability Act

CERCLA contains a liability regime and provides for cleanup, removal and natural resource damages for the release of hazardous substances (other than oil) whether on land or at sea. In some cases, CERCLA could be applicable to potential cargo spills from our vessels rather than OPA.

Under CERCLA, the owner or operator of a vessel from which there is a release or threatened release of a hazardous substance is liable for certain removal costs, other remedial action, damages due to injury of natural resources, and the costs of any required health assessment for releases that expose individuals to hazardous substances. Liability for any vessel that carries any hazardous substance as cargo or residue is limited to the greater of $300 per gross ton or $5 million. For any other vessel, the limitation is the greater of $300 per gross ton or $500,000.

These liability limits do not apply if the release resulted from willful misconduct or willful negligence within the privity or knowledge of the responsible person, or from a violation of applicable safety, construction, or operating standards or regulations within the privity or knowledge of the responsible person. In addition, the liability limits also do not apply if the responsible person fails to provide all reasonable cooperation and assistance requested by a responsible public official in connection with response activities conducted under the National Contingency Plan.

Further, any person who is liable for a release or threat of release, and who fails to provide removal or remedial action ordered by the EPA is subject to punitive damages in an amount equal to three times the costs incurred by the federal Superfund trust fund as a result of such failure to act.

•	Clean Air Act and Emissions Regulations

The Federal Clean Air Act (“CAA”) requires the EPA to develop standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas.

Also, under the CAA, since 1990 the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. The U.S. Coast Guard has adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines.

•	State Laws

In the United States, there is always a possibility that state law could be more stringent than federal law. Such is the case with certain state laws concerning marine environmental protection. A few examples include:

•	California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems.

•	California also requires the use of shore power or equivalent emissions reductions strategies for vessels at all California ports.

•

Vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, many U.S. states have unlimited liability and more stringent requirements for financial responsibility and contingency planning.

•

Most states do not have comprehensive laws relating specifically to the discharge of hazardous substances into state waters as they do for oil discharges, but many states have general water pollution prevention laws that apply to hazardous substances and other materials and others have broadly written hazardous substance cleanup laws based on CERCLA that would provide a cause of action for discharges of hazardous substances from vessels.

•	Ship Safety and Security Laws

With respect to ship safety, the requirements contained in SOLAS and the ISM Code generally have been implemented into U.S. law and are largely captured within U.S. Coast Guard regulations.

Ship security in the United States is governed primarily by the Marine Transportation Security Act of 2002 (“MTSA”). MTSA was implemented by U.S. Coast Guard regulations that imposed certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Because the MTSA regulations were intended to be aligned with international maritime security standards contained in the ISPS Code, the regulations exempt non-U.S.-flag vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Applicable EU Laws

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999 and subsequent court decisions, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments to MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis.

In some instances, EU regulations may impose burdens and costs on shipowners and operators beyond the requirements under international rules and standards.

•	Liability for Pollution and Interaction between MARPOL and EU Law

The EU has implemented certain EU-specific pollution laws, most notably a 2005 directive on ship-source pollution. This directive imposes imposing criminal sanctions for pollution caused by intent or recklessness (which would be an offense under MARPOL), as well as by “serious negligence.” The directive could therefore result in criminal liability being incurred in a European port state in circumstances where it may not be incurred in other jurisdictions.

There is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Either way, however, criminal liability for a pollution incident could result in the imposition of substantial penalties or fines and also facilitate civil liability claims for greater compensation than would otherwise have been payable.

•	Regulation of Emissions and Emissions Trading System

The EU has a ship emissions regime. This regime primarily mirrors the IMO regime, but is more stringent than IMO regulations in some respects.

In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC required implementation by individual members States through particular laws in each State by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants, starting in 2020. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx.

In February 2017, EU member states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires certain businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU’s main decision-making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures.

•	Ship Recycling and Waste Shipment Regulations

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2019, 33 of our EU-flagged vessels met this tonnage specification. The European List presently includes six facilities in Turkey, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

Laws and International Standards to Stem Climate Change and Reduce Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, the GHG emissions from international shipping do not come under the Kyoto Protocol.

Some attention has been paid to GHGs in Europe. On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

There are varying approaches on whether or not to add additional regulations on GHG emissions in the United States. The United States has withdrawn from international commitments relating to GHG regulation. However, the Transportation Committee of the U.S. House of Representatives recently held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. Further, legislation has been introduced to the U.S. Congress which would require emissions reductions of 80% below the 2005 emissions level. The bill would also require each U.S. state to develop its own Strategic Action Plan for reducing greenhouse gas emissions. Although this bill is not likely to become law, the bill targets the transportation sector and indicates interest in certain sectors of the U.S. government to regulate GHG.

In addition, the IMO has developed and intends to continue developing limits on emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s current strategy encompasses a reduction in total GHG emissions from international shipping. The IMO’s goal is to reduce the total annual GHG emissions by at least 50% by 2050 compared to 2008, while, at the same time, pursuing efforts towards phasing them out entirely.

In 2018, IMO’s call to action on GHGs was met with industry push-back in many countries. Despite this, work on GHG continues at the IMO. Specifically, there will be an intersessional meeting on Reduction of GHG Emissions from Ships in March 2020. Among other agenda items, this meeting will consider further consider concrete proposals to improve the operational energy efficiency of existing ships, with a view to developing draft amendments to Chapter 4 of MARPOL Annex VI.

Sanction and Compliance

We constantly monitor developments in the U.S., the EU and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes.

Iran Sanctions

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the U.S. from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA:

•	Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;

•	Sanctions on Iran’s trade in gold or precious metals;

•

Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;

•

Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;

•	Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and

•	Sanctions on Iran’s automotive sector.

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government re-imposed the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

•	Sanctions on Iran’s port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliates;

•

Sanctions on petroleum-related transactions with, among others, the National Iranian Oil Company (NIOC), Naftiran Intertrade Company (NICO), and National Iranian Tanker Company (NITC), including the purchase of petroleum, petroleum products, or petrochemical products from Iran;

•

Sanctions on transactions by foreign financial institutions with the Central Bank of Iran and designated Iranian financial institutions under Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (NDAA);

•

Sanctions on the provision of specialized financial messaging services to the Central Bank of Iran and Iranian financial institutions described in Section 104(c)(2)(E)(ii) of the Comprehensive Iran Sanctions and Divestment Act of 2010 (CISADA);

•	Sanctions on the provision of underwriting services, insurance, or reinsurance; and

•	Sanctions on Iran’s energy sector.

In two Executive Orders issued in 2019, U.S. secondary sanctions against Iran were expanded to include the Iron, Steel, Aluminum, and Copper Sectors of Iran. The new, additional sanctions, which are pursuant to an Executive Order issued on January 10, 2020, may be imposed against any individual owning, operating, trading with, or assisting sectors of the Iranian economy including construction, manufacturing, textiles, and mining. As a result, trade with Iran in almost all industry sectors is now off limits for U.S. as well as non-U.S. persons, except for trade in medicine/medical items and food and agricultural commodities.

The new sanctions imposed in 2020 also authorize the imposition of sanctions on a foreign financial institution upon a determination that the foreign financial institution has, on or after January 10, 2020, knowingly conducted or facilitated any significant financial transaction: i) for the sale, supply, or transfer to or from Iran of significant goods or services used in connection with a prohibited sector of the Iranian economy, or (ii) for or on behalf of any person whose property and interests in property are blocked.

U.S. Iran sanctions also prohibit U.S. as well as non-U.S. persons from engaging in significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target.

EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

•

Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

•	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

•	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

•	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

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

Russia/Ukraine Sanctions

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and the EU have implemented sanctions against certain Russian individuals and entities.

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

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the U.S. to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the U.S. or U.S. persons and thus implicate prohibitions. The U.S. also maintains prohibitions on trade with Crimea.

With respect to Russia, the U.S. has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the U.S. may impose secondary sanctions relating to Russia’s energy export pipelines, and investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil rom PdVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

U.S. Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela:

•	13884 - Blocking Property of the Government of Venezuela—(August 5, 2019)

•	13857 - Taking Additional Steps to Address the National Emergency With Respect to Venezuela (January 25, 2019)

•	13850 - Blocking Property of Additional Persons Contributing to the Situation in Venezuela (November 1, 2018)

•	13835 - Prohibiting Certain Additional Transactions with Respect to Venezuela (May 21, 2018)

•

13827 - Taking Additional Steps to Address the Situation in Venezuela (March 19, 2018) – prohibits all transactions related to, provision of financing for, and other dealings in, by a U.S. person or within the U.S., in any digital currency, digital coin, or digital token, (the Petro) that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018.

•

13808 - Imposing Additional Sanctions with Respect to the Situation in Venezuela (August 24, 2017) – This executive Order prohibits transactions involving, dealings in, and the provision of financing for (by (US persons) of:

•	New debt with a maturity of greater than 90 days of PdVSA;

•	New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PdVSA;

•	Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO’s effective date;

•	Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or

•

Direct or indirect purchase by U.S. persons or persons within the U.S. of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

•	13692-Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Venezuela (March 8, 2015) – blocks designated Venezuelan government officials.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the U.S. maintains comprehensive economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the U.S.

Other EU Economic Sanctions Targets

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

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, Treasury Regulations thereunder, and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2019 and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not address any U.S. state or local tax considerations and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Conversion to a Limited Partnership; Election to be Treated as a Corporation. We were previously a private corporation incorporated under the laws of the Marshall Islands, Navios Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Containers. Navios Containers filed an election to be treated as a corporation for U.S. federal income tax purposes, which specified the effective date November 30, 2018 that is the date of the conversion. As a result, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income. Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as “Transportation Income”. Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50.0% derived from sources within the United States (“U.S. Source International Transportation Income”). Transportation Income attributable to transportation that both begins and ends in the United States is considered to be 100.0% derived from sources within the United States (“U.S. Source Domestic Transportation Income”). Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

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

Other Tax Jurisdictions

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2019.

D. Property, Plants and Equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns or operates one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. Our common units have been trading on the Nasdaq Global Select Market under the symbol “NMCI’’ since December 2018.

Refer also to “Item 4. Information on the Company” and “Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers”.

Fleet Development

On April 23, 2019, the Company purchased from an unrelated third party the Navios Constellation, a 2011-built 10,000 TEU containership, for an acquisition cost of $53.4 million (including $0.9 million capitalized expenses), pursuant to the exercise of its purchase option in January 2019, based on the memorandum of agreement entered into in November 2018.

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

In November 2018, Navios Containers Inc. agreed to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million, upon the exercise of the Company’s purchase option prior to February 2019. See Note 11 to our consolidated financial statements included herein.

On September 12, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Miami, a 2009-built 4,563 TEU containership, for an acquisition cost of approximately $14.1 million (including $0.2 million capitalized expenses).

On July 2, 2018, Navios Containers Inc. purchased from Navios Partners the YM Utmost and the Navios Unite (ex YM Unity), two 2006-built 8,204 TEU containerships, for an acquisition cost of approximately $67.5 million (including $0.5 million capitalized expenses).

On May 30, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Unison, a 2010-built 10,000 TEU containership, for an acquisition cost of approximately $50.3 million (including $0.1 million capitalized expenses).

On March 14, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Dorado, a 2010-built 4,250 TEU containership, for an acquisition cost of approximately $11.9 million (including $0.2 million capitalized expenses).

On December 28, 2017, Navios Containers Inc. purchased from an unrelated third party the Navios Felicitas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11.5 million (including $0.02 million capitalized expenses).

In November and December 2017, Navios Containers Inc. purchased from an unrelated third party the APL Denver, APL Los Angeles, APL Oakland and APL Atlanta, 2008-built 4,730 TEU containerships and their charter out contracts, for an acquisition cost of approximately $97.2 million (including $0.4 million capitalized expenses). Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition.

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

On June 8, 2017, Navios Containers Inc. purchased from Navios Partners five containerships and the charter out contracts for a purchase price of $64.0 million, of which $40.0 million was financed through a private placement and the remaining consideration of $24.0 million was in the form of a seller’s credit. The acquisition of these five containerships was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition. The vessel acquisitions were treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost. The historical cost of the vessels was $32.4 million and of the time charters was $26.7 million. The excess cash over the historical cost of the net assets acquired is a deemed distribution to controlling stockholder and is recorded in stockholders’ equity. These vessels were previously acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”) and were employed on charters with a net daily charter rate of $26,850 which expired in 2018 and early 2019. The working capital acquired for the five vessels was $0.6. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

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

The historical results discussed below, and the historical consolidated financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from April 28, 2017 (date of inception) to December 31, 2019.

				Statements of Operations
Company name	Nature Name	Effective Ownership	Country of incorporation	2019	2018	2017
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01—12/31	01/01—12/31	04/28—12/31
Navios Partners Containers Finance Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Navios Partners Containers Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31

				Statements of Operations
Company name	Nature Name	Effective Ownership	Country of incorporation	2019	2018	2017
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/12—12/31
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/12—12/31
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/17—12/31
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/17—12/31
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/25—12/31
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	09/27—12/31
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/07—12/31
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/09—12/31
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/23—12/31
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/24—12/31
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/05—12/31
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/08—12/31
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/12—12/31
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/28—12/31
Nefeli Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	03/13—12/31	—
Fairy Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	07/02—12/31	—
Limestone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	07/02—12/31	—
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/14—12/31	—
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/14—12/31	—
Vythos Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—
Vinetree Marine Company	Operating Company	100%	Marshall Is.	01/01—12/31	04/04—12/31	—
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—

(1) Currently, vessel-operating company under the sale and leaseback transaction.

Our Charters

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

Refer also to “Item 4. Information on the Company — Business Overview — Our Customers”.

Vessel Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially or all of the vessel voyage costs, including canal tolls and port charges.

Management fees

Pursuant to the terms of the Management Agreement, the Manager bears all of our vessel operating expenses other than extraordinary costs and expenses in exchange for the payment of fees as described elsewhere in this report. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance but costs associated with special surveys and related drydockings will be reimbursed by Navios Containers at cost at occurrence.

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

•

any costs, liabilities and expenses similar to those for which the Manager is entitled to remuneration or that we are required to pay that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined; and

•

any hire expense adjustment incurred in connection with any time charter of our containerships to the Navios Maritime Entities or their affiliates and/or subsidiaries, including but not limited to any off-hire adjustment, owners’ items to be deducted from hire etc., in accordance with the terms of the relevant time charter.

Payment of any extraordinary fees or expenses to the Manager could significantly increase our vessel operating expenses and impact our results of operations.

During the remaining years of the term of the management agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Refer also to “Item 7. Major Unitholders and Related Party Transaction — Related Party Transactions — Management Agreement”.

Administrative Services

Under the Administrative Agreement we entered into with the Manager, we reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement, which was extended on August 2019, until January 1, 2025, the Manager provides significant administrative, financial and other support services to us.

Refer also to “Item 7. Major Unitholders and Related Party Transaction — Related Party Transactions — Administrative Services Agreement”.

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

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the fixed rates earned by our vessels under our charters;

•	the length of time of the charters we are able to enter into;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to acquire and sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distributions on and repurchases of our common units, if any.

Recent Developments

On March 11, 2020, the Company completed a $119.1 million sale and leaseback transaction with an unrelated third party to refinance the existing credit facilities of the Navios Unison, the Navios Constellation, the Navios Unite and the YM Utmost. The Company drew the entire amount on March 13, 2020. The Company has the option to buy: (i) the Navios Unison and the Navios Constellation with purchase option price starting at the end of year three de-escalating up to a $12.0 million and $13.5 million purchase obligation at maturity, respectively; and (ii) the Navios Unite and the YM Utmost with purchase option price starting at the end of year two de-escalating up to a $9.0 million and $9.0 million purchase obligation at maturity, respectively. The sale and leaseback agreement: (i) will be repayable in 28 quarterly installments of $1.0 million each, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the Navios Unison and the Navios Constellation; (ii) will be repayable in 20 quarterly installments of: (a) $8,000 per day for the first eight installments; and (b) $3,375 per day for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the Navios Unite; and (iii) will be repayable in 20 quarterly installments of: (a) $8,000 per day for the first eight installments; and (b) $3,532 per day for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the YM Utmost.

A. Operating results

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

The following table presents consolidated revenue and expense information for the years ended December 31, 2019 and December 31, 2018. This information was derived from our audited consolidated statements of income for the respective periods.

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$141,532	$133,921
Time charter and voyage expenses	(5,754)	(4,178)
Direct vessel expenses	(4,077)	(1,314)
Management fees (entirely through related parties transactions)	(65,638)	(53,772)
General and administrative expenses	(10,223)	(7,413)
Listing transaction-related expenses	—	(4,990)
Depreciation and amortization	(28,647)	(38,552)
Interest expense and finance cost	(16,846)	(11,785)
Interest income	—	90
Other income	603	1,017
Other expense	(3,443)	(324)

Net Income	$7,507	$12,700

Revenue: Revenue for the year ended December 31, 2019 amounted to $141.5 million, as compared to $133.9 million for the same period during 2018. The increase of $7.6 million was mainly due to the increase in the number of vessels operating during the year ended December 31, 2019 and the resulting increase in the number of available days from 8,442 for year ended December 31, 2018, to 10,261 for the year ended December 31, 2019, partially offset by the decrease in time charter rates reflecting primarily the expiration of certain legacy time charter contracts. TCE per day declined from $15,369 for the year ended December 31, 2018 to $13,232 for the same period during 2019, primarily as a result of the expiration of these contracts between the two periods.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2019 increased by $1.6 million, to $5.8 million, as compared to $4.2 million for the same period in 2018, mainly relating to fuel expenses and brokers’ commissions. The increase in time charter and voyage expenses was due to the increase in the number of vessels in our fleet as described above.

Direct vessel expenses: Direct vessel expenses for the years ended December 31, 2019 and 2018 amounted to $4.1 million and $1.3 million, respectively. The increase of $2.8 million was attributable to a: (i) $2.3 million increase in amortization of dry dock and special survey costs of our fleet; and (ii) $0.5 million increase in other expenses, as per Management Agreement.

Management fees (entirely through related parties transactions): Management fees for the years ended December 31, 2019 and 2018 amounted to $65.6 million and $53.8 million, respectively. The $11.8 million increase was mainly due to the increase of the available days from 8,442 days for the year ended December 31, 2018, to 10,261 days for the year ended December 31, 2019.

General and administrative expenses: General and administrative expenses increased by $2.8 million, to $10.2 million for the year ended December 31, 2019 from $7.4 million for the year ended to December 31, 2018. The $2.8 million increase in general and administrative expenses was attributable to a: (i) $1.4 million increase in expense charged by the Manager mainly due to the growth in our fleet; and (ii) $1.4 million increase in legal and professional fees, as well as audit fees and directors’ fees.

Listing transaction-related expenses: Listing transaction-related expenses incurred in connection with our listing on the Nasdaq Global Select Market for the year ended December 31, 2018 were $5.0 million. There were no listing transaction-related expenses for the year ended December 31, 2019.

Depreciation and amortization: Depreciation and amortization was $28.6 million and $38.6 million for the years ended December 31, 2019 and 2018, respectively. The decrease of $10.0 million was due to a $14.0 million decrease in the amortization of the intangible assets resulting from the expiration of five charter-out contracts between the two periods, partially offset by a $4.0 million increase in vessel depreciation due to the increased number of vessels in Navios Containers’ fleet.

Interest expense and finance cost: Interest expense and finance cost for the years ended December 31, 2019 and 2018 was $16.8 million and $11.8 million, respectively. The increase of $5.0 million was mainly attributable to a: (i) $4.7 million increase in the interest expense, which resulted from an increase in the weighted average outstanding debt from $162.8 million for the year ended December 31, 2018, to $250.0 million for the year ended December 31, 2019; and (ii) $0.3 million increase in the amortization of the deferred finance fees.

Interest income: Interest income for the years ended December 31, 2019 and 2018 was zero and below $0.1 million, respectively, and was related to the interest earned on the Company’s cash deposits.

Other income: Other income for the years ended December 31, 2019 and 2018 was $0.6 million and $1.0 million and related primarily to settlement of outstanding claims.

Other expense: Other expense increased by $3.1 million to $3.4 million for the year ended December 31, 2019, as compared to $0.3 million for the year ended December 31, 2018. The $3.1 million increase was attributable to a: (i) $3.0 million expense related to a vessel purchase option that was not exercised; and (ii) $0.1 million increase in other expense.

Net income: Net income for the year ended December 31, 2019 was $7.5 million, as compared to $12.7 million for the year ended December 31, 2018. The $5.2 million decrease in net income was due to the factors discussed above.

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

Management fees (entirely through related parties transactions): Management fees for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 were $53.8 million and $16.5 million, respectively. The $37.3 million increase was attributable to the increase in the number of operating vessels from 21 as of December 31, 2017 to 28 as of December 31, 2018 and to the increase of the available days from 2,411 for the period from April 28, 2017 (date of inception) to December 31, 2017 to 8,442 for the year ended December 31, 2018. Pursuant to the management agreement, the Manager provides commercial and technical management services to our vessels for a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU, payable on the last day of each month, covering all of our vessels’ operating expenses, other than certain extraordinary fees and costs.

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

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 was $11.8 million and $2.3 million, respectively. The increase of $9.5 million was mainly attributable to: (i) an $8.3 million increase in the interest expense, which resulted from an increase in the weighted average outstanding debt from $51.5 million for the period from April 28, 2017 (date of inception) to December 31, 2017, to $162.8 million for the year ended December 31, 2018; and (ii) a $1.2 million increase in the amortization of the deferred finance fees.

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

B. Liquidity and Capital Resources

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net of current portion and net of deferred finance costs,” “Long-term financial liability, net of current portion and net of deferred finance costs”, “Current portion of long-term debt, net of deferred finance costs” and “Financial liability short term, net of deferred finance costs”. As of December 31, 2019 and December 31, 2018, total borrowings, net amounted to $245.7 million and $219.0 million, respectively.

The current portion of long-term debt, net of deferred finance costs amounted to $38.5 million and $27.6 million as of December 31, 2019 and December 31, 2018, respectively. Long-term financial liability, net of current portion and deferred finance costs amounted to $69.9 million and $78.1 million as of December 31, 2019 and December 31, 2018, respectively, and the short-term portion, net as of the same dates was $8.2 million and $7.7 million, respectively.

ABN AMRO BANK N.V Facilities: On June 29, 2017, we entered into a facility agreement with ABN AMRO BANK N.V. (“ABN AMRO”) for an amount of up to $40.0 million (divided in three tranches of up to $34.3 million, $3.2 million and $2.5 million, respectively) to finance part of the purchase price of seven containerships. Pursuant to the supplemental agreement dated June 29, 2018, the loan bore interest at a rate of LIBOR plus 400 bps. The facility was repaid in full on November 9, 2018. As of December 31, 2019, there was no outstanding amount under this facility.

On July 27, 2017, the Company entered into a facility agreement with ABN AMRO for an amount of up to $21.0 million to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 bps. The entire amount was drawn under this loan in the third quarter of 2017, net of the loan’s discount of $0.3 million. On December 1, 2017, the facility was extended for an additional amount of $50.0 million to finance part of the purchase price of four containerships. Pursuant to the supplemental agreement dated June 29, 2018, the additional loan bears interest at a rate of LIBOR plus 400 bps. The entire amount under the additional loan was drawn, in the fourth quarter of 2017, net of the loan’s discount of $0.6 million. On December 6, 2018, the Company fully repaid the July 27, 2017 credit facility. As of December 31, 2019, there was no outstanding amount under this facility.

On December 3, 2018, the Company entered into a facility agreement with ABN AMRO for an amount of up to $50.0 million divided in two tranches: (i) the first tranche is for an amount of up to $41.2 million in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of $8.8 million in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. The Company drew the entire amount under this facility, net of the loan’s discount of $0.5 million in the fourth quarter of 2018. On June 28, 2019, the Company entered into a supplemental agreement with ABN AMRO, under which the Company made a partial prepayment of the loan in the aggregate amount of $9.4 million and two containerships were released from the facility. The outstanding loan amount as of December 31, 2019 was $25.8 million and is repayable in 12 quarterly installments, the first in the amount of $3.4 million each and the subsequent 11 in the amount of $1.1 million each, along with a final balloon payment of $10.9 million payable together with the last installment due in December 2022.

BNP Paribas Facilities: On December 20, 2017, the Company entered into a facility agreement with BNP Paribas for an amount of up to $24.0 million (divided into four tranches of up to $6.0 million each) to finance part of the purchase price of four containerships. The Company had drawn $24.0 million under this facility, during the fourth quarter of 2017 and the first quarter of 2018, net of the loan discount of $0.3 million. In September 2018, the Company entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9.0 million to partially finance the purchase price of one containership. The Company drew the entire amount, net of the loan’s discount of $0.1 million, on September 7, 2018. These loans bore interest at a rate of LIBOR plus 300 bps. On June 28, 2019, Navios Containers refinanced the facilities dated in December 2017 and September 2018. As of December 31, 2019, there were no outstanding amounts under these facilities.

On May 25, 2018, the Company entered into a facility agreement with BNP Paribas, for an amount of up to $25.0 million, to finance part of the purchase price of one containership. This loan bore interest at a rate of LIBOR plus 300 bps. On May 29, 2018, the Company drew $25.0 million under this facility, net of the loan’s discount of $0.3 million. On March 14, 2019, the facility was repaid in full. There was no outstanding loan amount under the facility as of December 31, 2019.

On June 26, 2019, the Company entered into a facility agreement with BNP Paribas for an amount of up to $54.0 million to refinance the existing facilities of seven containerships. On June 27, 2019, the Company drew $48.8 million net of loan’s discount of $0.4 million. This loan bears interest at a rate of LIBOR plus 300 bps. As of December 31, 2019, the facility is repayable in 18 quarterly installments the first two in the amount of $2.0 million each and the subsequent 16 in the amount of $1.7 million each, along with a final balloon payment of $13.5 million payable together with the last installment, falling due on June 2024. As of December 31, 2019, the outstanding loan amount under this facility was $44.7 million and no amount remains to be drawn.

Hamburg Commercial Bank AG and Alpha Bank A.E.: On June 28, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG and Alpha Bank A.E. for an amount of up to $36.0 million to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 bps. As of December 31, 2019, the Company had drawn $36.0 million under this facility, net of the loan’s discount of $0.3 million. As of December 31, 2019, the outstanding loan amount under this facility was $27.2 million and is repayable in 10 consecutive quarterly installments in an amount of $1.2 million each together with a final balloon payment of $15.2 million payable together with the last installment falling due in June 2022.

On November 9, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG divided into four tranches of up to $31.8 million each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 bps and commitment fee of 0.75% per annum on the undrawn loan amount. On March 12, 2019 and October 16, 2019, Navios Containers cancelled two of the tranches of the facility at no cost. On March 13, 2019, the Company drew $30.2 million of the second tranche, net of the loan’s discount of $0.2 million, to refinance the outstanding debt of one containership. As of December 31, 2019, the second tranche of the facility is repayable in 15 consecutive quarterly installments in an amount of $0.7 million each together with a final balloon payment of $17.5 million payable together with the last installment falling due in July 2023. On April 18, 2019, the Company drew $31.1 million of the fourth tranche, net of the loan’s discount of $0.2 million, to finance part of the purchase price of one containership. As of December 31, 2019, the fourth tranche of the facility is repayable in 15 consecutive quarterly installments in an amount of $0.7 million each together with a final balloon payment of $18.9 million payable together with the last installment falling due in July 2023. As of December 31, 2019, the outstanding loan amount under the facility was $57.1 million, and no amount remains to be drawn.

Sellers’ Credit: In January 2019, the Company entered into a sellers’ credit agreement (the “Sellers’ Credit”) in connection with the acquisition of two 10,000 TEU containerships, for an amount of up to $20.0 million at a rate of 5% per annum, divided in two tranches of $15.0 million and $5.0 million. On April 23, 2019, following the acquisition of one 2011-built 10,000 TEU containership, the Company drew $15.0 million, net of discount of $0.2 million. In July 2019, following the conversion of the purchase obligation of the second 2011-built 10,000 TEU containership into an option, the second tranche expired. As of December 31, 2019, the outstanding amount under the Sellers’ Credit was $15.0 million and it matured and was repaid in January 2020.

Financial liability: On May 25, 2018, the Company entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. in order to refinance the outstanding balance of the existing facilities of 18 containerships. The Company has a purchase obligation to acquire the vessels at the end of the lease term and, under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, the Company completed the sale and leaseback of the first six vessels for $37.5 million. On July 27, 2018 and on August 29, 2018, the Company completed the sale and leaseback of four additional vessels for $26.0 million. On November 9, 2018 the Company completed the sale and leaseback of four additional vessels for $26.7 million. The Company did not proceed with the sale and leaseback transaction of the four remaining vessels. The Company is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1.1 million each. The Company also has an obligation to purchase the vessels at the end of the fifth year for $45.1 million. As of December 31, 2019, the outstanding balance under the sale and leaseback transaction was $79.4 million.

Amounts drawn under the facilities are secured by first priority mortgages on the Company’s vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit Navios Containers and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

The Company’s credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 120% to 125%; (ii) minimum free consolidated liquidity of $14.5 million as of December 31, 2019 and equal to at least the product of $0.5 million and the total number of vessels as defined in the Company’s credit facilities; (iii) maintain a ratio of liabilities-to-assets (as defined in the Company’s credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75.0 million. Among other events, it will be an event of default under the Company’s credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of the Company.

As of December 31, 2019, the Company was in compliance with all of the covenants under all of its credit facilities and sale and leaseback transaction.

The annualized weighted average interest rates of the Company’s total borrowings were 5.72%, 5.76% and 5.20% for the years ended December 31, 2019 and 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, respectively.

The maturity table below reflects the principal payments for the next five years of all of borrowings of Navios Containers outstanding as of December 31, 2019, based on the repayment schedules of the respective loan facilities, financial liability and Sellers’ Credit (as describe above).

Payment due by 12 month period ending	Amount in millions of U.S. dollars
December 31, 2020	$48.0
December 31, 2021	30.5
December 31, 2022	54.7
December 31, 2023	99.2
December 31, 2024	16.8

Total	$249.2

Liquidity and Cash Sources and Uses

Navios Containers primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under its credit facilities and debt service, while its long-term liquidity needs primarily relate to capital expenditures, relating to vessel acquisitions, maintenance capital expenditures (relating primarily to drydocking expenditures) and debt repayment.

Navios Containers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations and borrowings. On December 31, 2019, Navios Containers’ current assets totaled $29.5 million, while current liabilities totaled $71.4 million, resulting in a negative working capital position of $41.9 million. As of December 31, 2019, Navios Containers’ current liabilities included $46.7 million related to installments due under its credit facilities and the financial liability under the sale and leaseback transactions. Navios Containers’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business through twelve months from March 18, 2020. Navios Containers expects to be in a position to meet its loan obligations in part through its contracted revenue of $151.0 million as of March 12, 2020. Generally, Navios Containers’ long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities Navios Containers may pursue under the Omnibus Agreement. Navios Containers cannot assure you that it will be able obtain additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Containers maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Containers also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

Cash flows for the year ended December 31, 2019 compared to the year ended December 31, 2018:

The following table presents cash flow information for the years ended December 31, 2019 and 2018. This information was derived from our audited consolidated statement of cash flows for the respective period.

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by operating activities	$36,976	$47,509
Net cash used in investing activities	(62,513)	(170,503)
Net cash provided by financing activities	24,754	127,385

(Decrease)/increase in cash and cash equivalents and restricted cash	$(783)	$4,391

Cash provided by operating activities for the year ended December 31, 2019 as compared to the cash provided by operating activities for year ended December 31, 2018:

Net cash provided by operating activities decreased by $10.5 million, to $37.0 million for the year ended December 31, 2019, as compared to $47.5 million for the year ended December 31, 2018.

Net income decreased by $5.2 million, to $7.5 million for the year ended December 31, 2019, from $12.7 million for the year ended December 31, 2018. In determining net cash provided by operating activities for the year ended December 31, 2019, net income was adjusted for the effects of certain non-cash items, including $28.6 million depreciation and amortization, $1.9 million amortization of deferred financing costs and discount and $3.6 million amortization of deferred drydock and special survey costs. For the year ended December 31, 2018, net income was adjusted for the effects of certain non-cash items, including $38.6 million depreciation and amortization, $1.6 million amortization of deferred financing costs and $1.3 million amortization of deferred drydock and special survey costs.

Accounts receivable, net, decreased by $0.3 million, from $2.6 million as of December 31, 2018 to $2.3 million as of December 31, 2019. The decrease was mainly attributable to $0.5 million increase in accrued voyage expenses; partially mitigated by $0.2 million increase in accounts receivables from charterers and other receivables.

Inventories increased by $3.9 million, to $4.5 million as of December 31, 2019 from $0.6 million as of December 31, 2018. The increase in inventories was attributable to $4.2 million increase in lubricants and stock provisions on board of the vessels; partially mitigated by $0.3 million decrease in bunkers on board our containerships.

Other current assets increased by $1.6 million, to $4.5 million as of December 31, 2019 from $2.9 million as of December 31, 2018. Other current assets mainly related to Company’s claims receivable. Claims receivable mainly represents claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

Prepaid expenses remained stable at $0.1 million for the years ended December 31, 2019 and December 31, 2018.

Amounts due from related parties, non-current, increased by $0.3 million, from $7.9 million as of December 31, 2018 to $8.2 million as of December 31, 2019. Amounts due from related parties, non-current consisted of management fees, in accordance with the management agreement. Please refer to the relevant discussion below, under “Related Party Transactions”.

Other long-term assets increased by $0.1 million, to $1.2 million as of December 31, 2019 from $1.1 million as of December 31, 2018. The increase was attributable to the asset recognized for two of the Company’s vessels, which according to the terms of their effective charter party agreements had escalating rates.

Accounts payable decreased by $1.3 million, from $3.6 million as of December 31, 2018 to $2.3 million as of December 31, 2019. The decrease was attributable to a $1.7 million decrease in accounts payables relating to legal and professional fees, partially mitigated by a: (i) $0.3 million increase in accounts payables to brokers; and (ii) $0.1 million increase in accounts payables to bunkers.

Accrued expenses increased by $2.6 million, from $2.3 million as of December 31, 2018 to $4.9 million as of December 31, 2019. The increase was attributable to a: (i) $3.0 million accrued expenses related to a vessel purchase option that was not exercised; (ii) $0.2 million increase in accrued interest; and (iii) $0.1 million increase in other accrued expenses; partially mitigated by $0.7 million decrease in accrued expenses relating to legal and professional fees.

Amounts due to related parties increased by $12.5 million to $16.6 million as of December 31, 2019 compared to $4.1 million as of December 31, 2018. Amounts due to related parties consisted of special survey and drydocking expenses for certain vessels of our fleet, as well as management fees and other expenses, in accordance with the management agreement. Please refer to the relevant discussion below, under “Related Party Transactions”.

Payments for drydock and special survey costs incurred for the year ended December 31, 2019 was $11.8 million and related to drydock and special survey costs incurred for certain vessels of the fleet. Payments for drydock and special survey costs incurred for the year ended December 31, 2018 amounted to $9.1 million.

Deferred income and cash received in advance decreased by $1.3 million, from $2.1 million as of December 31, 2018 to $0.8 million as of December 31, 2019. Deferred income primarily reflects charter-out amounts collected on voyages that have not been completed.

Cash used in investing activities for the year ended December 31, 2019 as compared to the cash used in investing activities for the year ended December 31, 2018:

Net cash used in investing activities decreased by $108.0 million, to $62.5 million outflow for the year ended December 31, 2019 as compared to $170.5 million outflow for the year ended December 31, 2018. Cash used in investing activities for the year ended December 31, 2019 was the result of: (i) $53.4 million in payments relating to the acquisition of one containership, which we took delivery of during the year ended December 31, 2019 and (ii) $9.1 million in payments relating to certain extraordinary fees and costs related to regulatory requirements, under the Company’s management agreement.

Cash used in investing activities for the year ended December 31, 2018 was the result of $170.5 million in payments relating to the acquisition of seven containerships, which we took delivery of during the year ended December 31, 2018.

Cash provided by financing activities for the year ended December 31, 2019 as compared to the cash provided by financing activities for the year ended December 31, 2018:

Cash provided by financing activities decreased by $102.7 million, from $127.4 million for the year ended December 31, 2018 to $24.7 million for the year ended December 31, 2019.

Cash provided by financing activities for the year ended December 31, 2019 was the result of: (i) $125.0 million of new loan proceeds to refinance certain existing credit facilities originally maturing in 2022 and 2023 and to finance the acquisition of one containership; partially mitigated by: (i) $98.4 million of payments performed in connection with our outstanding indebtedness; and (ii) $1.9 million of debt issuance costs.

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

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Net cash provided by operating activities	$47,509	$2,623
Net cash used in investing activities	(170,503)	(249,227)
Net cash provided by financing activities	127,385	261,105

Increase in cash and cash equivalents and restricted cash	$4,391	$14,501

Cash provided by operating activities for the year ended December 31, 2018 as compared to the cash provided by operating activities for the period from April 28, 2017 (date of inception) to December 31, 2017:

Net cash provided by operating activities increased by $44.9 million, to $47.5 million for the year ended December 31, 2018, as compared to $2.6 million for the period from April 28, 2017 (date of inception) to December 31, 2017.

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

Accounts receivable, net, increased by $2.0 million, from $0.6 million as of December 31, 2017 to $2.6 million as of December 31, 2018. The increase was attributable to the increase of amounts due from charterers.

Amounts due from related parties, short-term, decreased by $5.6 million, from $5.6 million as of December 31, 2017, to $0 as of December 31, 2018. The balance as at December 31, 2017 mainly consisted of special survey and drydocking expenses for certain vessels of our fleet, as well as management fees, in accordance with the management agreement. Please refer to the relevant discussion below, under “Related Party Transactions”.

Inventories increased by $0.1 million, to $0.6 million as of December 31, 2018 from $0.5 million as of December 31, 2017. The balance consisted of bunkers on board our containerships.

Other current assets increased by $2.9 million, to $2.9 million as of December 31, 2018. Other current assets mainly related to Company’s claims receivable. Claims receivable mainly represents claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

Prepaid expenses increased by $0.1 million, to $0.1 million as of December 31, 2018 from $0 as of December 31, 2017.

Amounts due from related parties, long-term, increased by $2.1 million, from $5.8 million as of December 31, 2017 to $7.9 million as of December 31, 2018 and consist of management fees, in accordance with the management agreement. Please refer to the relevant discussion below, under “Related Party Transactions”.

Other long-term assets increased by $1.1 million, to $1.1 million as of December 31, 2018 and were related to cash deposits relating to the sale and leaseback of 14 vessels.

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

Accrued expenses decreased by $1.6 million, from $3.9 million as of December 31, 2017 to $2.3 million as of December 31, 2018. The decrease was attributable to a: (i) $0.4 million decrease in accrued in legal and professional fees; and (ii) $1.7 million decrease in other accrued expenses. The decrease was partially offset by a $0.5 million increase in accrued interest.

Amounts due to related parties increased by $4.1 million, to $4.1 million as of December 31, 2018 that consisted of special survey and drydocking expenses for certain vessels of our fleet, as well as management fees, in accordance with the management agreement. Please refer to the relevant discussion below, under “Related Party Transactions”. There were no amounts due to related parties as of December 31, 2017.

Payments for drydock and special survey costs incurred for the year ended December 31, 2018 was $9.1 million and related to drydock and special survey costs incurred for certain vessels of the fleet. Payments for drydock and special survey costs incurred for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $3.8 million.

Deferred income and cash received in advance decreased by $0.4 million, from $2.5 million as of December 31, 2017 to $2.1 million as of December 31, 2018. Deferred income primarily reflects charter-out amounts collected on voyages that have not been completed.

Cash used in investing activities for the year ended December 31, 2018 as compared to the cash used in investing activities for the period from April 28, 2017 (date of inception) to December 31, 2017:

Net cash used in investing activities decreased by $78.7 million, to $170.5 million outflow for the year ended December 31, 2018 as compared to $249.2 million outflow for the period from April 28, 2017 (date of inception) to December 31, 2017. Cash used in investing activities for the year ended December 31, 2018 was the result of $170.5 million in payments relating to the acquisition of seven containerships which we took delivery of during the year ended December 31, 2018.

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

Cash provided by financing activities decreased by $133.7 million, from $261.1 million for the period from April 28, 2017 (date of inception) to December 31, 2017 to $127.4 million for the year ended December 31, 2018.

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

Reconciliation of EBITDA from Net Cash Provided by Operating Activities

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
	(unaudited)	(unaudited)	(unaudited)
Net cash provided by operating activities	$36,976	$47,509	$2,623
Net increase in operating assets	5,556	2,572	12,142
Net increase in operating liabilities	(12,572)	(5,034)	(1,701)
Net interest expense and finance cost	16,846	11,695	2,268
Amortization of deferred financing costs	(1,943)	(1,598)	(430)
Payments for drydock and special survey costs	11,776	9,118	3,807

EBITDA(1)	$56,639	$64,262	$18,709

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
	(unaudited)	(unaudited)	(unaudited)
Net cash provided by operating activities	$36,976	$47,509	$2,623
Net cash used in investing activities	(62,513)	(170,503)	(249,227)
Net cash provided by financing activities	$24,754	$127,385	$261,105

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

EBITDA for the year ended December 31, 2019 decreased by $7.7 million, to $56.6 million, as compared to $64.3 million for the year ended to December 31, 2018. The decrease in EBITDA was primarily due to: i) a $11.8 million increase in management fees mainly due to the increase of the available days from 8,442 for the year ended December 31, 2018, to 10,261 for the year ended December 31, 2019; (ii) a $3.1 million increase in other expense mainly related to a vessel purchase option that was not exercised; (iii) a $2.8 million increase in general and administrative expenses also mainly due to the growth in our fleet; (iv) a $1.6 million increase in time charter and voyage expenses; (v) a $0.5 million increase in other expenses, as per Management Agreement; and (vi) a $0.5 million decrease in other income. These overall decrease of $20.3 million was mitigated by a: (i) $7.6 million increase in revenue reflecting the growth in the number of vessels operating in the fleet during the period and the resulting increase in the number of available days; and (ii) $5.0 million decrease in transaction-related expenses incurred in connection with our listing on a U.S. exchange.

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

Capital Expenditures

Navios Containers finances its capital expenditures with cash flow from operations, equity raisings, long term bank borrowings and other debt raisings. Capital expenditures for the years ended December 31, 2019 and 2018 amounted to $62.5 million and $170.5 million, respectively. For the year ended December 31, 2019, expansion capital expenditures of $62.5 million related to the acquisition of one containership, which we took delivery of during the year ended December 31, 2019 and payments relating to certain extraordinary fees and costs related to regulatory requirements, under the Company’s management agreement. For the year ended December 31, 2018, expansion capital expenditures of $170.5 million related to the acquisition of seven containerships, which we took delivery of during the year. For the period from April 28, 2017 (date of inception) to December 31, 2017, expansion capital expenditures of $254.7 million related to the acquisition of 21 containerships.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by us to our Manager under the management agreement. Pursuant to a management agreement, dated June 7, 2017, as amended on November 23, 2017, April 23, 2018, June 1, 2018 and August 28, 2019, the Manager provides commercial and technical management services to our vessels.

Refer also to “Item 7. Major Unitholders and Related Party Transaction — Related Party Transactions — Management Agreement”.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2019:

	Payments due by period (unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Loan obligations (1)	$39.4	$66.3	$64.1	$—	$169.8
Financial liability (2)	$8.6	$18.9	$51.9	$—	$79.4
Purchase option not exercised (3)	$3.0	$—	$—	$—	$3.0

Total contractual obligations	$51.0	$85.2	$116.0	$—	$252.2

(1)

Represents principal payments on amounts drawn on: (i) our four credit facilities that bear interest at applicable fixed interest rates ranging from 3.00% to 3.50% plus LIBOR per annum, and (ii) Sellers’ Credit that bears interest at fixed interest rate of 5.00% per annum. The amounts in the table exclude expected interest payments of $7.4 million (less than 1 year), $11.0 million (1-3 years) and $2.6 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2019, timing of scheduled payments and the term of the debt obligations.

(2)	Represents principal payments on amounts drawn under the financial liability and excludes interest payments of $4.6 million (less than 1 year), $7.4 million (1-3 years) and $1.9 million (3-5 years).
(3)

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. In July 2019, the Company converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option, expiring on March 31, 2020. The agreement granted the Company the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. During the fourth quarter of 2019, the Company received notice from the sellers to acquire the vessel. Navios Containers did not exercise the option and the containership was sold to a third party. As a result, Navios Containers will have to make a payment of $3,000 to the sellers by the end of the first quarter of 2020.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, net: Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s containerships based on a scrap value of $340 per lightweight ton, as management believes these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods.

Management estimates the useful life of the Company’s vessels to be 30 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

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

For the year ended December 31, 2019, the management of Navios Containers after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook identified impairment indications for 12 of its vessels. In this respect, the Company performed an impairment analysis (step one) to estimate the future undiscounted cash flows for each of these vessels.

The Company determined the undiscounted projected net operating cash flows for each vessel and compared them to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2021 and thereafter assuming an increase of 3.0% every second year and a utilization rate of 99.6% based on the fleet’s actual performance for the year ended December 31, 2019.

The assessments concluded that step two of the impairment analysis was not required and that no impairment of vessels existed for the years ended December 31, 2019 and 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, as the undiscounted projected net operating cash flows exceeded the carrying values.

As of December 31, 2019, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 2.5% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2019 of $13,232 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate for similar vessels) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2019):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	Five-Year Average	Three-Year Average	One-Year Average
	(% above (below) the 10-year average)
Container 4,250 – 4,730 TEU	(13.3%)	(7.5%)	3.5%
Container 8,204 – 10,000 TEU*	(6.3%)	(4.2%)	8.6%

*	For the vessels with capacity of 8,204 -10,000 TEU, the average daily rates were only available for the years 2012 through 2019.

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that four, none and none of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2019 and 2018, the Company owned and operated a fleet of 29 and 28 vessels, respectively, with an aggregate carrying value of $421.4 million as of December 31, 2019, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2019 and 2018, the carrying value of 12 and five of the Company’s vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel) exceeded the estimated fair value of those same vessels by approximately $32.4 million and $10.8 million, respectively, in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2019 and 2018 follows (with an * indicating those individual vessels whose carrying value exceeded its estimated fair value, including the related time charter, the unamortized portion of deferred drydock and special survey costs, if any):

Vessel	Year Built	Purchase Price (in millions)	Carrying Value (as of December 31, 2019) (in millions) (1)		Carrying Value (as of December 31, 2018) (in millions) (1)
Navios Tempo	2009	13.1	12.7	*	10.0
Navios Lapis	2009	10.7	10.2	*	10.0
Navios Felicitas	2010	12.0	11.5		11.3
Navios Dorado	2010	12.7	12.2	*	11.7
Navios Miami	2009	14.4	13.8	*	14.0	*
Navios Unison	2010	50.5	47.8		49.3
Navios Spring	2007	9.5	9.1		6.7
Navios Summer	2006	8.7	8.2		8.1
Navios Verano	2006	8.1	7.6		7.7
Navios Indigo	2007	9.1	8.9		6.6
Navios Vermilion	2007	12.3	11.8	*	9.1
Navios Azure	2007	8.5	8.2		8.1
Navios Verde	2007	7.3	6.6		6.7
Navios Domino	2008	13.4	8.1		8.1
Navios Dedication	2008	14.0	7.9		7.9
Navios Delight	2008	15.0	8.1		6.6
Navios Amaranth	2007	7.5	6.9		6.9
Navios Amarillo	2007	6.9	6.4		6.4
Navios Destiny	2009	16.3	8.7		8.0
Navios Devotion	2009	14.9	6.9		7.1
YM Utmost	2006	34.0	32.2	*	33.2	*
Navios Unite	2006	33.9	32.1	*	33.1	*

Vessel	Year Built	Purchase Price (in millions)	Carrying Value (as of December 31, 2019) (in millions) (1)		Carrying Value (as of December 31, 2018) (in millions) (1)
Bahamas	2010	13.7	13.3	*	13.4
APL Atlanta	2008	24.7	14.5	*	19.2
APL Denver	2008	24.7	14.3	*	19.1
APL Los Angeles	2008	26.1	15.4	*	20.4	*
APL Oakland	2008	25.2	14.6	*	19.6	*
Bermuda	2010	11.4	11.1		11.1
Navios Constellation	2011	53.6	52.3		—

		512.2	421.4		379.4

(1)	All amounts include related time charter, the unamortized portion of deferred drydock and special survey costs, if any.

Deferred Drydock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the consolidated statements of income in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is presented in the consolidated statements of income under the caption “Depreciation and amortization”.

Recent Accounting Pronouncements

For a description of Navios Containers’ recent accounting pronouncements, see Note 2 to the consolidated financial statements, included herein.

G. Safe Harbor

Refer also to the section entitled “Forward-Looking Statements” immediately preceding Part I of this report.

Item 6. Directors, Senior Management and Employees

Set forth below are the names, ages and positions of our directors and executive officers. The business address of each of our directors and executive officers is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, Monaco.

Name	Age	Position
Angeliki Frangou	55	Chairman of the Board of Directors and Chief Executive Officer
Erifili Tsironi	46	Chief Financial Officer
George Achniotis	55	Executive Vice President—Business Development
Vasiliki Papaefthymiou	51	Secretary
Efstratios Desypris	47	Director
Konstantinos Maratos	48	Director
Ted C. Petrone	65	Director
Ifigeneia Tzavela	58	Director
Stefan Kuch	66	Director
Vasilios Mouyis	57	Director

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Partners (NYSE: NMM), an affiliated limited partnership, since August 2007, Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since March 2008. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. (“Navios Logistics”) since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Ship owners, as well as on the Board of Trustees of Fairleigh Dickinson University. Since 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Erifili Tsironi has been our Chief Financial Officer since July 12, 2019. Ms. Tsironi is also Senior Vice President – Credit Management of Navios Holdings since October 2014. Furthermore, she served as Chief Financial Officer of Navios Maritime Midstream Partners L.P (“Navios Midstream”) since its inception in 2014 until completion of the merger with Navios Acquisition. Ms. Tsironi has over 23 years experience in shipping focusing on ship finance. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE. Ms. Tsironi joined the Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank/ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

George Achniotis has been our Executive Vice President—Business Development since our inception. Mr. Achniotis is currently Chief Financial Officer of Navios Holdings and previously served as Senior Vice President—Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President—Business Development of Navios Partners, a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Containers. He has more than 20 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Vasiliki Papaefthymiou has been our Secretary since our inception. She has been Executive Vice President—Legal and a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has also held various officer and director positions at Navios Acquisition, Navios Partners, Navios Midstream and Navios Logistics. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Efstratios Desypris was appointed a member of our board of directors by our general partner effective upon our conversion into a limited partnership. Mr. Desypris is the Chief Financial Officer of Navios Partners since January 2010, and Chief Financial Controller of Navios Holdings, the Company’s sponsor, since May 2006. He also serves as a Director and the SVP—Strategic Planning of Navios Logistics. Before joining the Navios Group, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Konstantinos Maratos has been a member of our board of directors since our inception in April 2017. Mr. Maratos has 23 years of financial markets experience and he is currently a Managing Director with a lending Swiss bank based in Zurich, Switzerland. In the past, he has worked for Eurobank EFG, Bank of American and Barclays Bank in Athens, London and Geneva. Mr. Maratos is a CFA Charterholder and for the last 7 years teaches as a Visiting Professor/Visiting Lecturer Master’s Level courses in Finance at the University of London (King’s College and Queen Mary in London). Mr. Maratos holds a B.Sc. in Economics and Politics and a M.Sc. in Financial Management from the University of London and has completed the FT Non-Executive Director programme. In the past, he has served as an independent director in OPAP S.A., one of the largest market cap companies listed on the Athens Stock Exchange. Mr. Maratos is an independent director of the Company, member and chairman of our Audit committee and a member and chairman of our Conflicts committee.

Ted C. Petrone has been a member of our board of directors since our inception. Mr. Petrone has been a member of the Board of Directors of Navios Acquisition since its inception and was also President from its inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently also serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 43 years, 39 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

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

Stefan Kuch has over 33 years of experience in finance and ship finance, having served in senior leadership positions in the shipping division of Commerzbank AG, one of Germany’s leading financial institutions. He also served as Managing Director of Hanseatic Ship Asset Management GmbH, a vessel-owning company within the Commerzbank Group. Mr Kuch is a member of our Audit committee and is an independent director.

Vasilios Mouyis has over 30 years of experience in chartering and ship brokerage. He is the co-founder and managing director of Doric Shipbrokers S.A., a ship brokering firm. Previously, Mr. Mouyis served as a chartering broker at Clarkson’s Plc South African office, formerly known as Afromar Pty Ltd. He is also a panelist for the Handysize index of the Baltic Exchange, London. Mr Mouyis is a member of our Conflicts and Audit committees and is an independent director.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. For the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, no amounts were paid to the General Partner.

Reimbursement of Expenses of the Manager

We reimburse the Manager for expenses incurred pursuant to the Management and Administrative Agreement. These expenses include all expenses necessary or appropriate for the conduct of our business.

Refer also to “Item 7. Major Unitholders and Related Party Transaction - B. Related Party Transactions - Management Agreement” and B. Related Party Transactions – Administrative Agreement”.

Officers’ Compensation

We were formed in April 2017. Because our officers, are employees of the Manager, their compensation is set and paid by the Manager, and we reimburse the Manager for time they spend on Company matters pursuant to the Administrative Agreement. Under the terms of the Administrative Agreement, we reimburse the Manager for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to the Manager for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that the Manager pays to such officers. Our directors and certain employees of the Manager, may participate in employee benefit plans and arrangements sponsored by the General Partner, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners.

For the years ended December 31, 2019 and 2018, and for the period from April 28, 2017 (date to inception) to December 31, 2017, the fees charged by the Manager for administrative services were $8.0 million, $6.6 million and $1.9 million, respectively.

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

For the year ended December 31, 2019 and 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, the aggregate compensation paid to our directors was approximately $0.4 million, $0.1 million and $0.1 million, respectively.

C. Board Practices

Our partnership agreement exclusively vests management power over our business and affairs in our General Partner, other than certain powers delegated to, or shared with, our board of directors. Our General Partner, Navios Maritime Containers GP LLC, is a Marshall Islands limited liability company. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by general partner. Certain of our executive officers and/or directors also are executive officers and/or directors of Navios Holdings and our Chief Executive Officer is also the Chairman and Chief Executive Officer of Navios Acquisition, Navios Partners and Navios Holdings.

Our board of directors consists of seven members three of whom are appointed by our General Partner in its sole discretion and four of whom are elected by our common unitholders. All of our current directors elected by our common unitholders were elected at our 2019 annual meeting. In accordance with our partnership agreement, these directors were divided into three classes serving staggered three-year terms: Class I, comprised of two elected directors, Class II, comprised of one elected director, and Class III, comprised of one elected director. Each of the three directors appointed by our General Partner holds office until his or her successor is duly appointed by the General Partner and qualified or until his or her earlier death, resignation or removal. Our Class I elected directors serves for a one-year term expiring on the date of the 2020 annual meeting, our Class II elected director serves for a two-year term expiring at our 2021 annual meeting and the Class III elected directors serves for a three-year term expiring on the date of the 2022 annual meeting. At each annual meeting, directors of the class then standing for election or re-election will be elected a plurality of the votes of the outstanding common units present in person or represented by proxy, with each outstanding common unit having one vote.

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

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Ms. Erifili Tsironi, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Holdings and Navios Partners. While the amount of time each of them allocate between our business and the business of Navios Holdings, Navios Partners and Navios Acquisition varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

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

Whenever our General Partner makes a determination or takes or declines to take an action in its capacity as our General Partner, it is generally entitled to make such determination or to take or decline to take such other action in good faith and is not subject to any other or different standard or fiduciary duty. Similarly, whenever our board of directors makes a determination or takes or declines to take an action, it is generally entitled to make such determination or to take or decline to take such other action in good faith and is not subject to any other or different standard or fiduciary duty.

Whenever our General Partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our General Partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership. Actions of our General Partner, which are made in its individual capacity, are made by Alegria Shiptrade Co. (“Alegria”) as sole member of our General Partner.

D. Employees

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Agreement; therefore Navios Containers does not employ additional staff. The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian, Romanian, Myanmar, Korean and Sri Lanka Officers and Filipino, Georgian, Romanian, Ethiopian, Indian, Ukrainian and Myanmar seamen/ratings. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Refer also to “Item 7. Major Unitholders and Related Party Transaction — Related Party Transactions”.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 12, 2020, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 11, 2020 (60 days after March 12, 2020) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Owned” is based on all outstanding common units (34,603,100). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned		Percentage of Common Units Owned
Angeliki Frangou (1) (2)		*		*
Erifili Tsironi	—		—
George Achniotis (1) (2)		*		*
Vasiliki Papaefthymiou (1) (2)	—		—
Efstratios Desypris (1)	—		—
Konstantinos Maratos	—		—
Ted C. Petrone		*		*
Ifigeneia Tzavela	—		—
Stefan Kuch	—		—
Vasilios Mouyis	—		—
All directors and executive officers as a group (ten (10) persons)(3)		*		*

*	Less than 1%

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

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 12, 2020, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 11, 2020 (60 days after March 12, 2020) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (34,603,100).

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Partners (1)	11,592,276	33.5%
Evermore Global Advisors, LLC (2)	5,048,651	14.6%
Mangrove Partners Master Fund, Ltd (3)	3,307,850	9.6%
683 Capital Management, LLC (4)	2,235,000	6.5%

(1)

The business address of the reporting person is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. The foregoing information was derived from a Schedule 13D filed with the SEC on December 11, 2018.

(2)	The business address of the reporting person is 89 Summit Avenue, Summit NJ 07901. The foregoing information was derived from a Schedule 13G/A filed with the SEC on January 30, 2020.
(3)

The business address of the reporting person is Corporate Services, Ltd., PO Box 309 Ugland House, S. Church, Street George Town Grand Cayman, Cayman Islands, E9 KY1-1104. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 7, 2020.

(4)	The business address of the reporting person is 3 Columbus Circle, Suite 2205 New York NY 10019. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 13, 2020.

B. Related Party Transactions

Following our conversion from a corporation into a limited partnership our general partner had exclusive management authority over our operations, controlled the appointment of all of our directors (until the election of four of our directors at our 2019 annual meeting) and had veto rights over certain significant actions we may take.

Navios Maritime Containers GP LLC, a Marshall Islands limited liability company, is our general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, Navios Containers. In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Containers to an entity affiliated with the Company’s Chairman and Chief Executive Officer, Angeliki Frangou.

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

Upon a change of control (as defined in the Omnibus Agreement) of us or our general partner, the noncompetition provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of Navios Holdings (as defined in the Omnibus Agreement), the noncompetition provisions of the Omnibus Agreement will terminate one year following the date of the change of control of Navios Holdings.

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

Upon a change of control (as defined in the Omnibus Agreement) of us or our general partner, the right of first offer provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of Navios Holdings (as defined in the Omnibus Agreement), the right of first offer provisions of the Omnibus Agreement will terminate one year following the date of the change of control of Navios Holdings.

•	Amendments

The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management Agreement

On June 7, 2017, we entered into a Management Agreement with the Manager, pursuant to which the Manager provides certain commercial and technical management services to us, with respect to each vessel in our initial fleet and all vessels of a similar size and type that we acquire and entrust to the Manager. These services are to be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries

The commercial and technical management services include:

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

In August 2019, the Company extended the duration of its existing Management Agreement with Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee equal to the fees charged for the full calendar year preceding the termination date by Navios Containers, in the event the Management Agreement is terminated on or before December 31, 2024. The Company’s fixed rates are renewed for a two-year period commencing January 1, 2020 at: (a) $6,215 daily rate per Container vessel of 3,000 TEU up to 4,999 TEU; (b) $7,780 daily rate per Container vessel of 8,000 TEU up to 9,999 TEU; and (c) $8,270 daily rate per Container vessel of 10,000 TEU up to 11,999 TEU. The agreement also provides for a technical and commercial management daily fee of $50 per vessel and an annual increase of 3%, unless otherwise agreed, commencing January 1, 2022. This fixed daily fees cover all of our vessel operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining three years of the term of the management agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the fixed fees were determined.

Management fees under the Management Agreement for the year ended December 31, 2019, 2018, and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $65.6 million, $53.8 million and $16.5 million, respectively.

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

•

any costs, liabilities and expenses similar to those for which the Manager is entitled to remuneration or that we are required to pay that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined; and

•

any hire expense adjustment incurred in connection with any time charter of our containerships to the Navios Maritime Entities or their affiliates and/or subsidiaries, including but not limited to any off-hire adjustment, owners’ items to be deducted from hire etc., in accordance with the terms of the relevant time charter.

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

Administrative Services Agreement

On June 7, 2017, we entered into an Administrative Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to us. The agreement had an initial term of five years from June 7, 2017. In August 2019, the Company extended the duration of its existing Administrative Agreement with the Manager until January 1, 2025, which provide for allocable general and administrative costs.

The Administrative Agreement may be terminated prior to the end of its term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the Administrative Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

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

Furthermore, at any time after the first anniversary of the Administrative Agreement, the Administrative Agreement may be terminated by us or by the Manager upon 365 days’ notice for any reason other than those described above.

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

We reimburse the Manager for reasonable costs and expenses reasonably incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Total general and administrative expenses under the Administrative Agreement for the year ended December 31, 2019, 2018, and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $8.0 million, $6.6 million and $1.9 million, respectively.

Under the Administrative Agreement, we have agreed to indemnify the Manager, its employees and agents against all actions which may be brought against them under the Administrative Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

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

On March 13, 2020, two purported holders of the Company’s common units commenced a lawsuit in the United States District Court for the Southern District of New York. The suit is captioned The Mangrove Partners Master Fund, Ltd. et al v. Navios Maritime Containers L.P. and is listed in the court’s system as Case No. 1:20-cv-02290-LJL. In the suit, the plaintiffs allege that the Company breached the Company’s Limited Partnership Agreement and the Marshall Islands Limited Partnership Act, in each case based on an alleged refusal by the Company to provide to the plaintiffs certain non-public books and records of the Company. In the suit, the plaintiffs seek, among other things, an order from the court requiring the Company to furnish the requested books and records to the plaintiffs. The Company believes the plaintiffs’ position to be without merit and will vigorously defend itself.

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

Refer also to “Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers”.

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

Item 9. The Offer and Listing

Prior to our conversion from a corporation to a limited partnership, common shares of Navios Containers Inc. were traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association. On November 26, 2018, trading of the common shares of Navios Containers Inc. on the Norwegian OTC List was halted and, effective on the conversion, ceased to be outstanding.

Our common units commenced trading on the Nasdaq Global Select Market (or “NASDAQ”) on December 10, 2018 under the ticker symbol “NMCI”.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1, as amended, filed with the SEC on November 30, 2018: “The Partnership Agreement,” “Description of the Common Units — The Units”, “Conflicts of Interest and Fiduciary Duties” and “Our Distribution Policy”.

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

•	Loan Agreement, dated May 25, 2018, among Nefeli Navigation S.A., the banks and financial institutions listed therein and BNP Paribas.

•	Loan Agreement, dated June 28, 2018, among Fairy Shipping Corporation, Limestone Shipping Corporation, the banks and financial institutions listed therein and HSH Nordbank AG.

•	Omnibus Agreement, dated June 7, 2017, among Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream, Navios Containers, and Navios Partners Containers Finance Inc.

•	Management agreement, dated June 7, 2017, between Navios Containers and Navios Shipmanagement Inc.

•	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Containers and Navios Shipmanagement Inc.

•	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Containers and Navios Shipmanagement Inc.

•	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Containers and Navios Shipmanagement Inc.

•	Amendment No. 4 to Management Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc.

•	Administrative Services Agreement, dated June 7, 2017, between Navios Containers and Navios Shipmanagement Inc.

•	Amendment No. 1 to Administrative Services Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc.

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

•

Bareboat Charters and Memoranda of Agreement by and between Xiang L44 Hk International Ship Lease Co., Limited, Xiang L45 Hk International Ship Lease Co., Limited,, Xiang L46 Hk International Ship Lease Co., Limited and Xiang L47 Hk International Ship Lease Co., Limited wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Vythos Marine Corp., Nefeli Navigation S.A., Fairy Shipping Corporation and Limestone Shipping Corporation dated March 11, 2020, providing for the sale and leaseback of the Navios Constellation, the Navios Unison, the Ym Utmost and the Navios Unite.

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

Conversion to a Limited Partnership; Election to be Treated as a Corporation

We were a private corporation incorporated under the laws of the Marshall Islands, Navios Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Containers. Navios Containers filed an election to be treated as a corporation for U.S. federal income tax purposes, which specified the effective date, November 30, 2018 that is the date of the conversion. Since we expect Navios Containers will be treated as a corporation for U.S. federal income tax purposes, among other things, U.S. Holders will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below.

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

•

a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person”.

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

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends”. In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value) in a common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. Refer also to “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss indefinitely.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we will not be a PFIC for 2019, and we expect that we will not become a PFIC with respect to any future taxable year. For post-2018 taxable years, our counsel, Thompson Hine LLP, is of the opinion that, although there is no authority directly on point and, accordingly, the matter is not free from doubt, (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided to our counsel by us regarding our structure, assets, income and charters and its validity is conditioned on the accuracy of such representations and projections. Thompson Hine LLP expresses no opinion regarding our PFIC status for pre-2019 taxable years. We express no belief, and our counsel expresses no opinion, regarding our PFIC status with respect to any U.S. Holder that acquired common units prior to the listing of the common units on the Nasdaq Global Select Market or any U.S. person that acquired common shares of Navios Containers Inc.

Our counsel’s opinion is based principally on the conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC.

We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. Our counsel has advised us that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

The opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, there is a possibility that the IRS or a court could disagree with this position. In addition, the determination of whether we are a PFIC in any taxable year is fact specific and will depend upon the portion of our assets (including goodwill) and income that are characterized as passive under the PFIC rules and other factors, some of which may be beyond our control. In particular, because the total value of our assets for purposes of the asset test described above will generally be calculated using the market price of our common units, our PFIC status may depend in large part on the market price of our common units. Accordingly, fluctuations in the market price of the common units may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash generated by our business operations and any net proceeds that we receive from any future financing or capital transactions. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. Further, the PFIC determination is made annually and, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election”. As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income”. The Electing Holder’s adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”. However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

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

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”. Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common units would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

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

Controlled Foreign Corporation

Currently, Navios Holdings owns 3.7% of our common units and Navios Partners owns 33.5% of our outstanding common units. Through so-called downward attribution, U.S. subsidiaries of Navios Holdings and Navios Partners are treated as the constructive owners of these equity interests for purposes of determining whether we are a controlled foreign corporation (a “CFC”). We should be a CFC (or become a CFC in the future) if U.S. Holders (including U.S. subsidiaries of Navios Holdings and Navios Partners), that each own 10% or more of our equity (by vote or value), would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly, or constructively.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses thereby decreasing our income, or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2019, the value of the U.S. dollar as compared to the Euro decreased by approximately 2.0% compared with the respective value as of December 31, 2018.

Interest Rate Risk

All of the Company’s credit facilities bear interest at a rate based on a premium over U.S. LIBOR (“Floating-Rate Credit Facilities”) except for the Sellers’ Credit and the financial liability. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. As of December 31, 2019, the outstanding amount of the Company’s Floating-Rate Credit Facilities was $154.8 million. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2019 by $1.6 million.

Refer also to “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Borrowings”.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

Refer also to “Item 4. Information on the Company — Business Overview — Our Customers”.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The management of Navios Containers, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2019.

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

Management’s Annual Report on Internal Control over Financial Reporting

The management of Navios Containers is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Navios Containers’ internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Containers’ management assessed the effectiveness of Navios Containers’ internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2019, Navios Containers’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2019 and 2018 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. The audit fees for the audit of the years ended December 31, 2019, and 2018 were $0.2 million and $0.3 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2019 and 2018.

Tax Fees

There were no tax fees billed in 2019 and 2018.

Other Fees

There were no other fees billed in 2019 and 2018.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2019.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

On March 4, 2019, we announced that our Board of Directors authorized a unit repurchase program for up to $10.0 million of the Company’s common units over a one-year period. The repurchase program has expired under its terms. Common Unit repurchases could have been made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program would have been determined by our management based upon market conditions and other factors. Repurchases would have been made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number of units of common equity and could have been suspended or reinstated at any time in the Company’s discretion and without notice. As of its expiration, no common units were purchased under this program. The Board of Directors may consider another Common Unit repurchase program or Common Unit repurchases, in its discretion, depending upon the Company’s cash position, the market price of the Common Units and other relevant factors.

Refer also to “Item 7. Major Unitholders and Related Party Transactions”.

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

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-25.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Navios Maritime Containers L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2019 AND 2018	F-3

CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2019, 2018 AND FOR THE PERIOD FROM APRIL 28, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2017	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2019, 2018 AND FOR THE PERIOD FROM APRIL 28, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2017	F-5

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR EACH OF THE YEARS ENDED DECEMBER 31, 2019, 2018 AND FOR THE PERIOD FROM APRIL 28, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2017	F-6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and the Board of Directors of Navios Maritime Containers L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios Maritime Containers L.P. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, partners’ capital and cash flows for each of the two years in the period ended December 31, 2019, and for the period from inception (April 28, 2017) through December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, and for the period from inception (April 28, 2017) through December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as Company’s auditor since 2018.

Athens, Greece

March 18, 2020

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	3,9	$16,685	$16,958
Restricted cash	3,9	1,424	1,934
Accounts receivable, net	4	2,287	2,643
Inventories		4,457	599
Other current assets	5	4,525	2,903
Prepaid expenses		72	100

Total current assets		29,450	25,137

Non-current assets
Vessels, net	6	395,621	342,693
Intangible assets	7	6,288	25,350
Deferred drydock and special survey costs, net		19,522	11,386
Balance due from related parties, non-current	9,12	8,195	7,862
Other long-term assets		1,226	1,099

Total non-current assets		430,852	388,390

Total assets		$460,302	$413,527

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$2,343	$3,574
Accrued expenses	11	4,928	2,302
Deferred income and cash received in advance		807	2,152
Balance due to related parties, current	12	16,586	4,065
Financial liability short term, net of deferred finance costs	8,9	8,237	7,665
Current portion of long-term debt, net of deferred finance costs	8,9	38,496	27,626

Total current liabilities		71,397	47,384

Non-current liabilities
Long-term financial liability, net of current portion and net of deferred finance costs	8,9	69,863	78,100
Long-term debt, net of current portion and net of deferred finance costs	8,9	129,062	105,570

Total non-current liabilities		198,925	183,670

Total liabilities		270,322	231,054

Commitment and contingencies	11	—	—
Partners’ capital
Common unit holders — 34,603,100 common units issued and outstanding at December 31, 2019 and December 31, 2018	16	189,980	182,473

Total Partners’ capital		189,980	182,473

Total liabilities and Partners’ capital		$460,302	$413,527

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Revenue	13	$141,532	$133,921	$39,188
Time charter and voyage expenses		(5,754)	(4,178)	(1,257)
Direct vessel expenses		(4,077)	(1,314)	(672)
Management fees (entirely through related parties transactions)	12	(65,638)	(53,772)	(16,488)
General and administrative expenses	12	(10,223)	(7,413)	(2,262)
Listing transaction-related expenses	14	—	(4,990)	—
Depreciation and amortization	6,7	(28,647)	(38,552)	(13,578)
Interest expense and finance cost	8,12	(16,846)	(11,785)	(2,293)
Interest income		—	90	25
Other income		603	1,017	7
Other expense	11	(3,443)	(324)	(32)

Net income		$7,507	$12,700	$2,638

Net earnings per common unit, basic and diluted	15	$0.22	$0.38	$0.14
Weighted average number of common units, basic and diluted	15	34,603,100	33,527,135	18,371,855

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars—except for unit data)

	Note	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
OPERATING ACTIVITIES:
Net income		$7,507	$12,700	$2,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	28,647	38,552	13,578
Amortization of deferred financing costs		1,943	1,598	430
Amortization of deferred drydock and special survey costs		3,639	1,314	225
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable		356	(2,001)	(642)
Decrease/(increase) in balance due from related companies, current		—	5,643	(5,195)
Increase in inventories		(3,858)	(63)	(536)
Increase in other current assets		(1,622)	(2,854)	(4)
Decrease/(increase) in prepaid expenses		28	(100)	—
Increase in balance due from related parties, non-current		(333)	(2,097)	(5,765)
Increase in other long term assets		(127)	(1,099)	—
(Decrease)/increase in accounts payable		(1,230)	2,992	536
(Decrease)/increase in accrued expenses		2,626	(1,631)	2,541
Increase/(decrease) in due to related companies		12,521	4,065	(1,674)
(Decrease)/increase in deferred income and cash received in advance		(1,345)	(392)	298
Payments for drydock and special survey costs		(11,776)	(9,118)	(3,807)

Net cash provided by operating activities		$36,976	$47,509	$2,623

INVESTING ACTIVITIES:
Cash acquired through asset acquisition		—	—	5,433
Acquisition of/additions to vessels and time charters at favorable terms	6,7,12	(62,513)	(170,503)	(254,660)

Net cash used in investing activities		$(62,513)	$(170,503)	$(249,227)

FINANCING ACTIVITIES:
Proceeds from long-term debt and financial liability, net	8	125,022	216,200	127,760
Repayment of long-term debt and financial liability		(98,417)	(114,255)	(8,340)
Debt issuance costs		(1,851)	(3,615)	(815)
Proceeds from issuance of common units, net of offering costs	16	—	29,055	142,500

Net cash provided by financing activities		$24,754	$127,385	$261,105
Net (decrease)/increase in cash and cash equivalents and restricted cash		(783)	4,391	14,501

Cash and cash equivalents and restricted cash, beginning of period		18,892	14,501	—

Cash and cash equivalents and restricted cash, end of period		$18,109	$18,892	$14,501

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net		$14,296	$9,028	$1,599

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars—except for unit data)

		Common unit holders		Total Partners’
	Note	Units	Amount	Capital
Balance April 28, 2017 (date of inception)
Proceeds from private placements, net of offering costs		29,148,554	$142,503	$142,503
Deemed distribution		—	(4,423)	(4,423)
Net income		—	2,638	2,638

Balance, December 31, 2017		29,148,554	$140,718	$140,718
Proceeds from private placements, net of offering costs	16	5,454,546	29,055	29,055
Net income		—	12,700	12,700

Balance, December 31, 2018		34,603,100	$182,473	$182,473
Net income		—	7,507	7,507

Balance, December 31, 2019		34,603,100	189,980	189,980

See notes to the consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated on April 28, 2017 under the laws of the Republic of the Marshall Islands.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers” or the “Company”). The Company is a growth vehicle dedicated to the container sector of the maritime industry.

The Company converted the issued common shares to common units at the conversion ratio of one common share of Navios Containers Inc. for each common unit of Navios Containers. In connection with the conversion, Navios Maritime Containers GP LLC, a Marshall Islands limited liability company, is the Company’s general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, the partnership. The consolidated financial statements of the Company have been presented giving retroactive effect to the conversion described above, which was treated as a reorganization made within the context of the Company’s above-mentioned transactions. In August 2019, Navios Maritime Holdings Inc. (“Navios Holdings”) announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Containers to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company’s Chairman and Chief Executive Officer, Angeliki Frangou.

As of December 31, 2019, Navios Containers had a total of 34,603,100 common units outstanding. Navios Maritime Partners L.P. (“Navios Partners”) held 11,592,276 common units representing 33.5% of the outstanding common units and Navios Holdings held 1,263,276 common units representing 3.7% of the outstanding common units of Navios Containers.

The common units of the Company commenced trading on the Nasdaq Global Select Market on December 10, 2018 under the ticker symbol “NMCI”.

The operations of the Company are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)

Basis of Presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company had no items of other comprehensive income for the years ended December 31, 2019 and 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(b)

Recent Accounting Pronouncements: In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. Since there are no entities included in the Company’s consolidation under the VIE model or required to be assessed for consolidation under the VIE model, the Company believes that this ASU will not have a material impact on its consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company believes that this ASU will not have a material impact on its consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company believes that this ASU will not have a material impact on its consolidated financial statements.

(c)

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Navios Containers, a Marshall Islands limited partnership, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Subsidiaries included in the consolidation:

				Statements of Operations
Company name	Nature Name	Effective Ownership	Country of incorporation	2019	2018	2017
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01—12/31	01/01—12/31	04/28—12/31
Navios Partners Containers Finance Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Navios Partners Containers Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/12—12/31

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

				Statements of Operations
Company name	Nature Name	Effective Ownership	Country of incorporation	2019	2018	2017
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/12—12/31
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/17—12/31
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/17—12/31
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/25—12/31
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	09/27—12/31
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/07—12/31
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/09—12/31
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/23—12/31
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/24—12/31
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/05—12/31
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/08—12/31
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/12—12/31
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/28—12/31
Nefeli Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	03/13—12/31	—
Fairy Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	07/02—12/31	—
Limestone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	07/02—12/31	—
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/14—12/31	—
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/14—12/31	—
Vythos Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—
Vinetree Marine Company	Operating Company	100%	Marshall Is.	01/01—12/31	04/04—12/31	—
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—

(1)	Currently, vessel-operating company under the sale and leaseback transaction.

(d)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)

Cash and Cash Equivalents: Cash and cash equivalents consist from time to time of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)

Restricted Cash: As of December 31, 2019 and 2018, restricted cash consisted of $1,424 and $1,934, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain credit facilities of Navios Containers.

(g)

Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(h)

Inventories: Inventories, which are comprised of: (i) bunkers (when applicable) on board of the vessels, are valued at cost as determined on the first-in, first-out basis and (ii) lubricants and stock provisions on board of the vessels as of the balance sheet date, are valued at cost as determined on the first-in, first-out basis.

i)

Vessels, net: Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s containerships based on a scrap value of $340 per lightweight ton, as management believes these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods.

Management estimates the useful life of the Company’s vessels to be 30 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

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

For the year ended December 31, 2019, the management of Navios Containers after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook identified impairment indications for 12 of its vessels. In this respect, the Company performed an impairment analysis (step one) to estimate the future undiscounted cash flows for each of these vessels.

The Company determined the undiscounted projected net operating cash flows for each vessel and compared them to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2021 and thereafter assuming an increase of 3.0% every second year and a utilization rate of 99.6% based on the fleet’s actual performance for the year ended December 31, 2019.

The assessments concluded that step two of the impairment analysis was not required and that no impairment of vessels existed for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, as the undiscounted projected net operating cash flows exceeded the carrying values.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the consolidated statements of income calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

(k)

Deferred Drydock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the consolidated statements of income in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. The amortization expense for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 was $3,639, $1,314 and $225 respectively. Accumulated amortization as of December 31, 2019 and 2018 amounted to $5,039 and $1,539, respectively.

(l)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are presented under the caption “Interest expense and finance cost” in the consolidated statements of income. The total deferred unamortized financing costs, net were $3,552 and $3,644 as of December 31, 2019 and 2018, respectively and were presented net under the caption “Current portion of long-term debt, net of deferred finance costs”, “Financial liability short term, net of deferred finance costs”, “Long-term financial liability, net of current portion and net of deferred finance costs” and “Long-term debt, net of current portion and net of deferred finance costs” in the consolidated balance sheets. Amortization costs for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 were $1,943, $1,598 and $430, respectively.

(m)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income. The foreign currency gain/(losses) recognized under the caption “Other income” or “Other expense” in the consolidated statements of income for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 was $1, $(15) and $(3), respectively.

(n)

Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the consolidated financial statements if the contingency had occurred at the date of the consolidated financial statements, the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide for the lower amount within the range. See also Note 11, “Commitments and Contingencies”. As of December 31, 2019 and 2018, the amount of $610 and $1,002 relating to settlement of outstanding claims was presented under the caption “Other income” of the consolidated statements of income.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(o)

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective approach. The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company generates revenue from time charter of vessels. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charter agreements, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel whereas voyage expenses primarily consisting of port, canal and bunkers expenses that are unique to a particular charter are paid for by the charterer, except for commissions, which are always paid for by the Company, regardless of charter type.

The Company’s contract revenues from time chartering are governed by ASC 842 “Leases”. Upon adoption of the ASC 606 and ASC 842, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods (ASC840), including disclosure requirements.

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Expenses related to the revenue-generating contracts are recognized as incurred.

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

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(r)

Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydock and special survey costs of certain vessels of Navios Containers’ fleet as well as the reactivation cost of laid-up vessels and other expenses as per management agreement.

(s)

Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt and financial liability. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: The Company’s activities expose it to a variety of financial risks including fluctuations in future time charter hire rates, fuel prices and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

For the year ended December 31, 2019 two customers, NOL Liner PTE Ltd and Hapag-Lloyd AG, represented 30.8% and 17.9% of the total revenues, respectively. For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines represented 30.5% and 25.7% of the total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer Mitsui O.S.K. Lines represented 71.0% of the total revenues.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

Fair Value Risk: See Note 2(x).

(t)

Income Taxes: The Company is a Marshall Islands limited partnership. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

Marshall Islands do not impose a tax on international shipping income. Under the laws of Marshall Islands, the country of the companies’ incorporation and formation and vessels’ registration in addition to Panama and Liberia, the companies are subject to registration and tonnage taxes which have been included in daily management fee.

(u)

Leases: Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases. In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheet and continues to depreciate the assets over its useful life (see Note 2(o) “Revenue and Expense Recognition”). In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its revenue arrangements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into a sale and leaseback transaction which qualify as failed sale and leaseback transaction as the Company has a purchase obligation to acquire the vessels at the end of the lease term.

(v)

Accounts Receivable, net: The amount shown as accounts receivable, net, at each balance sheet date, includes trade receivables from charterers for hire. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made for the years presented.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining lease term and the amortization expense is presented in the consolidated statements of income under the caption “Depreciation and amortization”. For the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 the amortization expense amounted to $19,062, $33,146 and $13,039, respectively.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2019	December 31, 2018
Reconciliation of cash and cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	$16,685	$16,958
Restricted cash	1,424	1,934

Total cash and cash equivalents and restricted cash	$18,109	$18,892

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

As of December 31, 2019 and 2018, restricted cash amounted to $1,424 and $1,934, respectively and related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Containers’ credit facilities.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$2,287	$2,643
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$2,287	$2,643

Financial instruments that potentially subject Navios Containers to concentrations of credit risk are accounts receivable. Navios Containers does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: OTHER CURRENT ASSETS

As of December 31, 2019 and 2018, other current assets amounted to $4,525 and $2,903, respectively, which mainly related to Company’s claims receivable. Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 6: VESSELS, NET

Vessels consist of the following:

Vessels	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Vessel acquisition	$178,136	—	178,136
Depreciation	—	(539)	(539)

Balance December 31, 2017	$178,136	$(539)	$177,597
Additions	170,503	—	170,503
Depreciation	—	(5,407)	(5,407)

Balance December 31, 2018	$348,639	$(5,946)	$342,693
Additions	62,513	—	62,513
Depreciation	—	(9,585)	(9,585)

Balance December 31, 2019	$411,152	$(15,531)	$395,621

Acquisition of Vessels

2019

On April 23, 2019, the Company purchased from an unrelated third party the Navios Constellation, a 2011-built 10,000 TEU containership, for an acquisition cost of $53,360 (including $860 capitalized expenses), pursuant to the exercise of its purchase option in January 2019, based on the memorandum of agreement entered into in November 2018.

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

In November 2018, Navios Containers Inc. agreed to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500, upon the exercise of the Company’s purchase option prior to February 2019. See Note 11.

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

In November and December 2017, Navios Containers Inc. purchased from an unrelated third party the APL Denver, APL Los Angeles, APL Oakland and APL Atlanta, 2008-built 4,730 TEU containerships and their charter out contracts, for an acquisition cost of approximately $97,175 (including $375 capitalized expenses). Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition.

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

On June 8, 2017, Navios Containers Inc. purchased from Navios Partners five containerships and the charter out contracts for a purchase price of $64,000, of which $40,000 was financed through a private placement and the remaining consideration of $24,000 was in the form of a seller’s credit. The acquisition of these five containerships was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition. The vessel acquisitions were treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost. The historical cost of the vessels was $32,350 and of the time charters was $26,662. The excess cash over the historical cost of the net assets acquired is a deemed distribution to controlling stockholder and is recorded in stockholders’ equity. These vessels were previously acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”) and were employed on charters with a net daily charter rate of $26,850 which expired in 2018 and early 2019. The working capital acquired for the five vessels was $566. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 7: INTANGIBLE ASSETS

Time charters with favorable terms consist of the charter out contracts acquired in relation to containerships purchased and are analyzed as following:

Time charters with favorable terms	December 31, 2019	December 31, 2018
Acquisition cost	$71,535	$71,535
Accumulated amortization	(65,247)	(46,185)

Time charters with favorable terms net book value	$6,288	$25,350

Amortization expense for the years ended December 31, 2019 and 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $19,062, $33,146 and $13,039, respectively, and is presented under the caption “Depreciation and amortization” in the consolidated statements of income.

The remaining aggregate amortization of acquired intangibles as of December 31, 2019 was as follows:

Description	Within one year	Year Two	Total
Time charters with favorable terms	$6,288	$—	$6,288

Total amortization	$6,288	$—	$6,288

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives for time charters with favorable terms are 0.4 years.

NOTE 8: BORROWINGS

Borrowings consist of the following:

Navios Containers credit facilities	December 31, 2019	December 31, 2018
ABN AMRO Bank N.V. $50 million facility	$25,800	$50,000
BNP Paribas $24 million facility	—	29,464
BNP Paribas $25 million facility	—	23,611
BNP Paribas $54 million facility	44,688	—
HCOB $36 million facility	27,200	32,000
HCOB $127.2 million facility	57,131	—
Sellers’ Credit	15,000	—

Total loans	$169,819	$135,075
Financial liability	79,391	87,530

Total borrowings	$249,210	$222,605

Total borrowings	December 31, 2019	December 31, 2018
Total borrowings	$249,210	$222,605
Less: current portion of long-term debt	(38,496)	(27,626)
Less: current portion financial liability	(8,237)	(7,665)
Less: Deferred financing costs	(3,552)	(3,644)

Total long-term borrowings, net	$198,925	$183,670

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

ABN AMRO BANK N.V Facilities: On December 3, 2018, the Company entered into a facility agreement with ABN AMRO for an amount of up to $50,000 divided into two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. The Company drew the entire amount under this facility, net of the loan’s discount of $500 in the fourth quarter of 2018. On June 28, 2019, the Company entered into a supplemental agreement with ABN AMRO, under which the Company made a partial prepayment of the loan in the aggregate amount of $9,400 and two containerships were released from the facility. The outstanding loan amount as of December 31, 2019 was $25,800 and is repayable in 12 quarterly installments, the first in the amount of $3,400 each and the subsequent 11 in the amount of $1,050 each, along with a final balloon payment of $10,850 payable together with the last installment due in December 2022.

BNP Paribas Facilities: On December 20, 2017, the Company entered into a facility agreement with BNP Paribas for an amount of up to $24,000 (divided into four tranches of up to $6,000 each) to finance part of the purchase price of four containerships. The Company had drawn $24,000 under this facility, during the fourth quarter of 2017 and the first quarter of 2018, net of the loan discount of $300. In September 2018, the Company entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9,000 to partially finance the purchase price of one containership. The Company drew the entire amount, net of the loan’s discount of $103.5, on September 7, 2018. These loans bore interest at a rate of LIBOR plus 300 bps. On June 28, 2019, Navios Containers refinanced the facilities dated in December 2017 and September 2018. As of December 31, 2019, there were no outstanding amounts under these facilities.

On May 25, 2018, the Company entered into a facility agreement with BNP Paribas, for an amount of up to $25,000, to finance part of the purchase price of one containership. This loan bore interest at a rate of LIBOR plus 300 bps. On May 29, 2018, the Company drew $25,000 under this facility, net of the loan’s discount of $300. On March 14, 2019, the facility was repaid in full. There was no outstanding loan amount under the facility as of December 31, 2019.

On June 26, 2019, the Company entered into a facility agreement with BNP Paribas for an amount of up to $54,000 to refinance the existing facilities of seven containerships. On June 27, 2019, the Company drew $48,750 net of loan’s discount of $405. This loan bears interest at a rate of LIBOR plus 300 bps. As of December 31, 2019, the facility is repayable in 18 quarterly installments the first two in the amount of $2,031 each and the subsequent 16 in the amount of $1,693 each, along with a final balloon payment of $13,542 payable together with the last installment, falling due on June 2024. As of December 31, 2019, the outstanding loan amount under this facility was $44,688 and no amount remains to be drawn.

Hamburg Commercial Bank AG and Alpha Bank A.E.: On June 28, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG and Alpha Bank A.E. for an amount of up to $36,000 to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 bps. As of December 31, 2019, the Company had drawn $36,000 under this facility, net of the loan’s discount of $270. As of December 31, 2019, the outstanding loan amount under this facility was $27,200 and is repayable in ten consecutive quarterly installments in an amount of $1,200 each together with a final balloon payment of $15,200 payable together with the last installment falling due in June 2022.

On November 9, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG divided into four tranches of up to $31,800 each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 bps and commitment fee of 0.75% per annum on the undrawn loan amount. On March 12, 2019 and October 16, 2019, Navios Containers cancelled two of the tranches of the facility at no cost. On March 13, 2019, the Company drew $30,150 of the second tranche, net of the loan’s discount of $166, to refinance the outstanding debt of one containership. As of December 31, 2019, the second tranche of the facility is repayable in 15 consecutive quarterly installments in an amount of $702.4 each together with a final balloon payment of $17,506 payable together with the last installment falling due in July 2023. On April 18, 2019, the Company drew $31,122 of the fourth tranche, net of the loan’s discount of $233, to finance part of the purchase price of one containership. As of December 31, 2019, the fourth tranche of the facility is repayable in 15 consecutive quarterly installments in an amount of $678 each together with a final balloon payment of $18,918 payable together with the last installment falling due in July 2023. As of December 31, 2019, the outstanding loan amount under the facility was $57,131, and no amount remains to be drawn.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Sellers’ Credit: In January 2019, the Company entered into a sellers’ credit agreement (the “Sellers’ Credit”) in connection with the acquisition of two 10,000 TEU containerships, for an amount of up to $20,000 at a rate of 5% per annum, divided in two tranches of $15,000 and $5,000. On April 23, 2019, following the acquisition of one 2011-built 10,000 TEU containership, the Company drew $15,000, net of discount of $150. In July 2019, following the conversion of the purchase obligation of the second 2011-built 10,000 TEU containership into an option, the second tranche expired. As of December 31, 2019, the outstanding amount under the Sellers’ Credit was $15,000 and it matured and was repaid in January 2020.

Financial liability: On May 25, 2018, the Company entered into a $119,000 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd to refinance the outstanding balance of the existing facilities of 18 containerships. The Company has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, the Company completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018, the Company completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018, the Company completed the sale and leaseback of four additional vessels for $26,700. The Company did not proceed with the sale and leaseback transaction of the four remaining vessels. The Company is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1,097 each. The Company also has an obligation to purchase the vessels at the end of the fifth year for $45,100. As of December 31, 2019, the outstanding balance under the sale and leaseback transaction was $79,391.

Amounts drawn under the facilities are secured by first priority mortgages on the Company’s vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit Navios Containers and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

The Company’s credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 120% to 125%; (ii) minimum free consolidated liquidity of $14,500 as at December 31, 2019 and equal to at least the product of $500 and the total number of vessels as defined in the Company’s credit facilities; (iii) maintain a ratio of liabilities-to-assets (as defined in the Company’s credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75,000. Among other events, it will be an event of default under the Company’s credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of the Company.

As of December 31, 2019, the Company was in compliance with all of the covenants under all of its credit facilities and sale and leaseback transaction.

The annualized weighted average interest rates of the Company’s total borrowings were 5.72%, 5.76% and 5.20% for the years ended December 31, 2019 and 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, respectively.

For the years ended December 31, 2019, 2018 and for the period from April 28, 2017 to December 31, 2017, interest expense amounted to $14,903, $10,187 and $1,863, respectively and is presented under the caption “Interest expense and finance cost” in the consolidated statements of income.

The maturity table below reflects the principal payments for the next five years of all borrowings of Navios Containers outstanding as of December 31, 2019 based on the repayment schedules of the respective loan facilities, financial liability and Sellers’ Credit (as described above).

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Payment due by 12 month period ending
December 31, 2020	$47,960
December 31, 2021	30,466
December 31, 2022	54,682
December 31, 2023	99,175
December 31, 2024	16,927

Total	$249,210

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

Balance due from related parties, non-current: The carrying amount of due from related parties non-current reported in the consolidated balance sheet approximates its fair value.

Long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. Sellers’ Credit is a fixed rate borrowing and its outstanding balance approximates its fair value due to its short maturity.

Financial liability: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the financial liability continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$16,685	$16,685	$16,958	$16,958
Restricted cash	$1,424	$1,424	$1,934	$1,934
Balance due from related parties, non-current	$8,195	$8,195	$7,862	$7,862
Long-term debt, including current portion, net	$(167,558)	$(169,819)	$(133,196)	$(135,075)
Financial liability, including current portion, net	$(78,100)	$(79,391)	$(85,765)	$(87,530)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

	Fair Value Measurements at December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$16,685	$16,685	$—	$—
Restricted cash	$1,424	$1,424	$—	$—
Balance due from related parties, non-current(1)	$8,195	$—	$8,195	$—
Long-term debt, including current portion, net (2)	$(169,819)	$—	$(169,819)	$—
Financial liability, including current portion, net (3)	$(79,391)	$—	$(79,391)	$—

	Fair Value Measurements at December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$16,958	$16,958	$—	$—
Restricted cash	$1,934	$1,934	$—	$—
Balance due from related parties, non-current(1)	$7,862	$—	$7,862	$—
Long-term debt, including current portion, net(2)	$(135,075)	$—	$(135,075)	$—
Financial liability, including current portion, net (3)	$(87,530)	$—	$(87,530)	$—

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

NOTE 10: LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions), for which a charter party has been concluded as of December 31, 2019, is as follows:

Amount in thousands of U.S. dollars
2020	65,625
2021	22,266
2022	19,929
2023	19,929
2024	6,661
Thereafter	—

Total minimum lease revenue, net of commissions	$134,410

Revenues from time charters are generally not received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the consolidated financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the consolidated financial statements were prepared. While the ultimate disposition of these actions cannot be predicted with certainty, management does not believe the outcome, individually or in aggregate, of such actions will have a material effect on the Company’s financial position, results of operations or cash flows.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. In July 2019, the Company converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option, expiring on March 31, 2020. The agreement granted the Company the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. During the fourth quarter of 2019, the Company received notice from the sellers to acquire the vessel. Navios Containers did not exercise the option and the containership was sold to a third party. As a result, Navios Containers will have to make a payment of $3,000 to the sellers by the end of the first quarter of 2020. As of December 31, 2019, the amount of $3,000 relating to the option was presented under the captions “Accrued expenses” and “Other expense” of the consolidated balance sheets and consolidated statements of income, respectively.

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017, April 23, 2018, June 1, 2018 and August 28, 2019 (the “Management Agreement”), the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In August 2019, the Company extended the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Containers in the event the Management Agreement is terminated on or before December 31, 2024. The fee for the ship management services provided by the Manager for the period through December 31, 2019 and the two-year period commencing January 1, 2020 is: (a) $6.1 and $6.2, respectively, daily rate per Container vessel of 3,000 TEU up to 4,999 TEU; (b) $7.4 and $7.8, respectively, daily rate per Container vessel of 8,000 TEU up to 9,999 TEU; (c) $7.4 and $8.3, respectively, daily rate per Container vessel of 10,000 TEU up to 11,999 TEU; and (d) commencing January 1, 2020, $0.1 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed. This fixed daily fee covers all of the vessels operating expenses, other than certain extraordinary fees and costs, as defined in management agreement. For the year ended December 31, 2019 certain extraordinary fees and costs related to regulatory requirements, under Company’s Management Agreement amounted to $9,164, and are presented under the caption “Acquisition of/additions to vessels and time charters at favorable terms” in the consolidated statements of cash flows. Drydocking and special survey are paid to the Manager at cost. Total management fees for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, under the respective agreement amounted to $65,638, $53,772 and $16,488, respectively, and are presented under the caption “Management fees (entirely through related parties transactions)” in the consolidated statements of income.

General & administrative expenses: Pursuant to the administrative services agreement, dated June 7, 2017, as amended on August 28, 2019 (the “Administrative Agreement”), the Manager also provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. On August 2019, the Company extended the duration of the Administrative Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. The amendment dated August 28, 2019 also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by the Company in the event the Administrative Agreement is terminated on or before December 31, 2024. Total general and administrative fees charged by the Manager for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $8,034, $6,638 and $1,868, respectively, and are presented under the caption “General and administrative expenses” in the consolidated statements of income.

Balance due from/to related parties: Balance due to related parties as of December 31, 2019 amounted to $16,586 (December 31, 2018: $4,065), and the long-term receivable amounted to $8,195 (December 31, 2018: $7,862). The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as management fees, in accordance with the management agreement.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Consideration payable to Navios Partners: The Company used the proceeds of the private placement on June 8, 2017, to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. The payment terms included a $24,000 sellers’ credit by Navios Partners for a period of up to 90 days at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, the Company paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement. As of December 31, 2019 and 2018, the amount due and the interest payable to Navios Partners related to this agreement was $0. Interest expense for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $0, $0 and $189, respectively and is presented under the caption “Interest expense and finance cost” in the consolidated statements of income.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings and Navios Partners pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with the Company under specified circumstances.

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

	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Asia	$89,271	$108,508	$34,233
Europe	52,261	25,413	4,955

Total Revenue	$141,532	$133,921	$39,188

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

Earnings per unit is calculated by dividing net income available to common unit holders by the weighted average number of common units of Navios Containers outstanding during the period.

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

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Numerator
Net income	$7,507	$12,700	$2,638
Denominator:
Denominator for basic and diluted earnings per common unit—weighted average number of common units	34,603,100	33,527,135	18,371,855
Basic and diluted net earnings per common unit	$0.22	$0.38	$0.14

NOTE 16: PARTNERS’ CAPITAL

Navios Containers

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

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In March 2019, the Board of Directors authorized a unit repurchase program for up to $10,000 of the Company’s common units over a one-year period. The repurchase program has expired under its terms. Common unit repurchases could have been made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program would have been determined by Company’s management based upon market conditions and other factors. Repurchases would have been made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number of units of common equity and could have been suspended or reinstated at any time in the Company’s discretion and without notice. As of its expiration, no common units were purchased under this program. The Board of Directors may consider another Common Unit repurchase program or Common Unit repurchases, in its discretion, depending upon the Company’s cash position, the market price of the Common Units and other relevant factors.

Following the private placement and the conversion described above, the Company had a total of 34,603,100 common units outstanding as of December 31, 2019. Upon the conversion of Navios Containers Inc. to a limited partnership all of the warrants described above issued to Navios Partners and Navios Holdings expired.

NOTE 17: SUBSEQUENT EVENTS

On March 11, 2020, the Company completed a $119,060 sale and leaseback transaction with an unrelated third party to refinance the existing credit facilities of the Navios Unison, the Navios Constellation, the Navios Unite and the YM Utmost. The Company drew the entire amount on March 13, 2020. The Company has the option to buy: (i) the Navios Unison and the Navios Constellation with purchase option price starting at the end of year three de-escalating up to a $12,000 and $13,500 purchase obligation at maturity, respectively; and (ii) the Navios Unite and the YM Utmost with purchase option price starting at the end of year two de-escalating up to a $9,000 and $9,000 purchase obligation at maturity, respectively. The sale and leaseback agreement: (i) will be repayable in 28 quarterly installments of $991 and $1,020 each, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the Navios Unison and the Navios Constellation, respectively; (ii) will be repayable in 20 quarterly installments of: (a) $8.0 per day for the first eight installments; and (b) $3.4 per day for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the Navios Unite; and (iii) will be repayable in 20 quarterly installments of: (a) $8.0 per day for the first eight installments; and (b) $3.5 per day for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the YM Utmost.

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Plan of Conversion of Navios Maritime Containers Inc.(1)

1.2	Certificate of Conversion of Navios Maritime Containers Inc. (1)

1.3	Certificate of Limited Partnership of Navios Maritime Containers L.P. (1)

1.4	Agreement of Limited Partnership of Navios Maritime Containers L.P. (1)

1.5	Certificate of Formation of Navios Maritime Containers Inc. (1)

1.6	Limited Liability Company Agreement of Navios Maritime Containers GP LLC. (1)

4.1	Supplemental Agreement, dated June 30, 2017, to Facility Agreement, dated May 30, 2008, giving effect to Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V. (1)

4.1.1	Supplemental Agreement, dated July 27, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V. (1)

4.1.2	Supplemental Agreement, dated December 1, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V. (1)

4.1.3	Supplemental Agreement, dated June 29, 2018, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V. (1)

4.2	Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V. (1)

4.2.1	Supplemental Agreement, dated December 1, 2017, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V. (1)

4.2.2	Supplemental Agreement, dated June 29, 2018, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V. (1)

4.3	Loan Agreement, dated December 20, 2017, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A. and BNP Paribas. (1)

4.3.1	Deed of Accession, Amendment and Restatement, dated September 5, 2018, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A., Crayon Shipping Ltd., Navios Maritime Containers Inc., Boheme Navigation Company, Nefeli Navigation S.A. and BNP Paribas. (1)

4.4	Loan Agreement, dated May 25, 2018, among Nefeli Navigation S.A., the banks and financial institutions listed therein and BNP Paribas. (1)

4.5	Loan Agreement, dated June 28, 2018, among Fairy Shipping Corporation, Limestone Shipping Corporation, the banks and financial institutions listed therein and HSH Nordbank AG. (1)

4.6	Omnibus Agreement, dated June 7, 2017, among Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream, Navios Maritime Containers Inc., and Navios Partners Containers Finance Inc. (1)

4.7	Management Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.7.1	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.7.2	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.7.3	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.7.4	Amendment No. 4 to Management Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc. (2)

4.8	Administrative Services Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc. (1)

4.8.1	Amendment No. 1 to Administrative Services Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc. (3)

4.9	Loan Agreement, dated November 9, 2018, among Afros Maritime Inc., Iliada Shipping S.A., Vinetree Marine Company, Vythos Marine Corp., the banks and financial institutions listed therein and HSH Nordbank AG. (1)

4.10.1	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively. (1)

4.10.2	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the MOL Dedication, MOL Delight, MOL Destiny, MOL Devotion, Navios Domino (ex MOL Dominance) and Navios Verde, respectively. (1)

4.10.3	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Navios Verano and Navios Vermillion, respectively. (1)

4.10.4	Bareboat Charters and Memoranda of Agreement (Form of) by and between Xiang L44 Hk International Ship Lease Co., Limited, Xiang L45 Hk International Ship Lease Co., Limited,, Xiang L46 Hk International Ship Lease Co., Limited and Xiang L47 Hk International Ship Lease Co., Limited wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Vythos Marine Corp., Nefeli Navigation S.A., Fairy Shipping Corporation and Limestone Shipping Corporation dated March 11, 2020, providing for the sale and leaseback of the Navios Constellation, the Navios Unison, the Ym Utmost and the Navios Unite.*

8.1	List of Subsidiaries of Navios Maritime Containers L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2019, 2018 and 2017; (ii) Consolidated Statements of Income for each of the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2019, 2018 and 2017; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-225677), as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to the Company’s current report on Form 6-K/A filed with the SEC on September 19, 2019 and hereby incorporated by reference to the Annual Report.
(3)	Previously filed as an exhibit to the Company’s current report on Form 6-K filed with the SEC on September 11, 2019 and hereby incorporated by reference to the Annual Report.
*	Filed herewith

SIGNATURES

Navios Maritime Containers L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Containers L.P.

/s/ Angeliki Frangou
By: Angeliki Frangou
Its: Chairman and Chief Executive Officer

Date: March 18, 2020